The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(B)(5)
Registration No. 333-136108

(SUBJECT TO COMPLETION) ISSUED DECEMBER 13, 2006
PROSPECTUS SUPPLEMENT (TO PROSPECTUS DATED JULY 28, 2006)

Peabody Energy Corporation
$500,000,000

% Convertible Junior Subordinated Debentures Due 2066

We are offering $500,000,000 aggregate principal amount of our  % convertible junior subordinated debentures, which we refer to as the convertible debentures, with a final maturity date of December 15, 2066. We will use our commercially reasonable efforts, subject to the occurrence of a market disruption event (as described herein), to raise sufficient net proceeds from the issuance of qualifying capital securities (as described herein) to pay holders the principal amount of the convertible debentures, together with accrued and unpaid interest, including any compounded interest thereon, on December 15, 2041, the scheduled maturity date.
The convertible debentures will be our unsecured obligations, ranking junior to all of our existing and future senior and subordinated debt (excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), except for any future debt that by its terms ranks equal to or junior to the convertible debentures. Interest on the convertible debentures will accrue from the issue date at a fixed rate equal to % per year, and will be payable in arrears semi-annually on June 15 and December 15 of each year, commencing on June 15, 2007.
We may elect to, and if and to the extent that a mandatory trigger event (as described herein) has occurred and is continuing will be required to, defer interest payments on the convertible debentures. After five years of deferral at our option, or upon the occurrence of a mandatory trigger event, we generally must sell warrants or preferred stock with specified characteristics and use the funds from that sale to pay deferred interest, although this obligation is subject to limitations (as described herein) and any failure to comply with this obligation would constitute a covenant breach but not an event of default. In no event, however, may we defer payments of interest on the convertible debentures for more than 10 years, and an event of default will result if all accrued and unpaid interest in respect of the convertible debentures is not paid in full within 30 days after the tenth anniversary of the commencement of any deferral. In the event of our bankruptcy, insolvency or receivership, any claim in respect of interest that accrued during a mandatory interest deferral period in excess of two years of accrued and unpaid interest (including any compounded interest thereon) on the convertible debentures will be extinguished.
Under the circumstances described in this prospectus supplement, holders may convert their convertible debentures into cash and, if applicable, shares of our common stock, in the case of conversion following a notice of redemption or upon a non-stock change of control, or, in all other cases, into perpetual preferred stock and, if applicable, shares of our common stock. The consideration delivered upon conversion will be based upon a conversion rate of      shares of our common stock per $1,000 principal amount of convertible debentures (which is equal to an initial conversion price of approximately $           per share), subject to adjustment. Upon the occurrence of any non-stock change of control on or prior to December 20, 2036, under certain circumstances, we will increase the conversion rate for a limited time as described herein.
Any perpetual preferred stock delivered upon the conversion of convertible debentures will have a cumulative dividend rate of  % of liquidation preference and will be subject to remarketing after December 15, 2046 or earlier upon the first occurrence of a change of control, in which a holder may elect whether to participate.
Peabody Energy Corporation’s common stock is quoted on the New York Stock Exchange under the symbol “BTU.” The last reported sale price of the common stock on the New York Stock Exchange on December 12, 2006 was $45.81 per share.
The convertible debentures will not be subject to redemption prior to December 20, 2011. Between December 20, 2011 and December 19, 2036 we may redeem the convertible debentures, in whole or in part, if for at least 20 trading days within the 30 consecutive trading days immediately prior to the date on which notice of redemption is given, the closing sale price of our common stock has exceeded 130% of the then prevailing conversion price. On or after December 20, 2036, whether or not the redemption condition is satisfied, we may redeem the convertible debentures, in whole or in part. Any redemption will be at a cash redemption price of 100% of the principal amount of the convertible debentures to be redeemed, plus accrued and unpaid interest, including any compounded interest, to the date of redemption.

For a more detailed description of the convertible debentures, see “Description of the Convertible Debentures” beginning on page S-48.

Investing in the convertible debentures involves risks. See “Risk Factors” beginning on page S-24.

	Price to		Underwriting Discounts		Proceeds to
	Public(1)		and Commissions		Peabody

Per Convertible Debenture		%		%		%
Total	$		$		$

(1)	Plus accrued interest, if any, from , 2006.

We have granted the underwriters the right to purchase up to an additional $75,000,000 principal amount of convertible debentures, solely to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the convertible debentures to purchasers on          , 2006.

LEHMAN BROTHERS	MORGAN STANLEY	CITIGROUP
BANC OF AMERICA SECURITIES LLC BNP PARIBAS CALYON	HSBC BMO CAPITAL MARKETS CREDIT SUISSE	ABN AMRO ROTHSCHILD LLC PNC CAPITAL MARKETS LLC WELLS FARGO SECURITIES

          , 2006

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering.

If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, any free writing prospectus prepared by us and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the convertible debentures, and seeking offers to buy the convertible debentures, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement, any free writing prospectus prepared by us or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement, any free writing prospectus prepared by us or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise indicated, (i) the exchange rate used in translating Australian dollars into U.S. dollars was determined by reference to an assumed exchange rate of A$1 = US$0.7447, which was based on prevailing rates from October 18, 2006 through October 23, 2006 and (ii) all information contained in this prospectus supplement assumes no exercise of the underwriters’ option to purchase an additional $75,000,000 principal amount of convertible debentures to cover overallotments.

PROSPECTUS SUPPLEMENT SUMMARY

This summary does not contain all of the information that you should consider before investing in the convertible debentures. You should read the entire prospectus supplement, any free writing prospectus prepared by us and the accompanying prospectus carefully, including the matters discussed under the caption “Risk Factors,” “Cautionary Notice Regarding Forward-Looking Statements” and the detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. When used in this prospectus supplement and the accompanying prospectus, the terms “we,” “our,” and “us,” except as otherwise indicated or as the context otherwise indicates, refer to Peabody Energy Corporation and/or its applicable subsidiary or subsidiaries.

Peabody Energy Corporation

We are the largest private-sector coal company in the world. In the first nine months of 2006, we sold 182.9 million tons of coal. During 2005, our sales of 239.9 million tons of coal included sales to approximately 350 electricity generating and industrial plants in 15 countries. Our coal products fuel approximately 10% of all U.S. electricity generation and 3% of worldwide electricity generation. At December 31, 2005, we had 9.8 billion tons of proven and probable coal reserves, more than double the reserves of any other U.S. coal producer. Financial results for 2005 included $4.6 billion in revenues, $518.4 million in operating profit, $422.7 million in net income and $870.4 million in Adjusted EBITDA. Financial results for the nine months ended September 30, 2006 included $3.9 billion in revenues, $519.9 million in operating profit, $425.7 million in net income and $809.0 million in Adjusted EBITDA. See “Summary Financial and Operating Data” for the definition of Adjusted EBITDA, which is a non-GAAP measure, and a discussion of its usefulness as a measure of our overall financial and operating performance and a reconciliation of income from continuing operations to Adjusted EBITDA.

We own, through our subsidiaries, majority interests in 34 coal operations located throughout all major U.S. coal producing regions and in Australia. Additionally, we own a minority interest in one mine through a joint venture arrangement. During 2005, we shipped 75% of our U.S. mining operations’ coal sales from the western United States and the remaining 25% from the eastern United States. Most of our production in the western United States is low-sulfur coal from the Powder River Basin. Our overall western U.S. coal production has increased from 37 million tons in fiscal year 1990 to 154.3 million tons during 2005, representing a compounded annual growth rate of 10%. In the West, we own and operate mines in Arizona, Colorado, New Mexico and Wyoming. In the East, we own and operate mines in Illinois, Indiana, Kentucky and West Virginia. We also own five mines in Queensland, Australia, in addition to the Australian mines acquired in the Excel Acquisition (as described in “— Recent Developments”), which produce both thermal and metallurgical coal, largely for the export markets. We generated 81% of our 2005 production from non-union mines. We expect full year 2006 production of approximately 230 million tons and total sales of approximately 255 million tons, including 12 to 14 million tons of metallurgical coal.

During 2005, 87% of our sales (by volume) were to U.S. electricity generators, 9% were to customers outside the United States and 4% were to the U.S. industrial sector. Coal continues to fuel more U.S. electricity generation than all other energy sources combined. In 2005, coal-fueled plants generated an estimated 51.3% of the nation’s electricity, followed by nuclear (20.1%), gas-fired (17.4%) and hydroelectric (6.7%) units. We believe that growing demand for energy will strengthen the use of coal. We also believe that U.S. and global coal consumption will continue to increase as coal-fueled generating plants utilize their existing excess capacity and as new coal-fueled plants are constructed. Coal is an attractive fuel for electricity generation because it is:

•	Abundant: Coal makes up more than 85% of fossil fuel reserves in the United States. The nation has an estimated 250-year supply of coal, based on current usage rates.

•	Low-Cost: At an average delivered price of $1.48 per million British thermal units, or Btu, to U.S. generating plants in 2005, coal’s cost advantage over natural gas is significant. The delivered price of natural gas averaged $6.74 per million Btu in 2005.

•	Increasingly Clean: Aggregate emissions from U.S. coal-fueled plants have declined significantly since 1970, even as coal consumption by electricity generators has more than tripled.

Approximately 90% of our coal sales during 2005 were under long-term contracts (one year or greater). As of December 31, 2005, our sales backlog, including backlog subject to price reopener and/or extension provisions, was over one billion tons, and the average volume-weighted remaining term of our long-term contracts was approximately 3.2 years, with remaining terms ranging from one to 19 years. As of September 30, 2006, we had 14 million tons of planned U.S. production uncommitted for 2007, the vast majority of which is bituminous coal, with an additional 12 million tons available for repricing, and approximately 60 to 65 tons of planned U.S. production uncommitted for 2008, with an additional 37 million tons available for repricing. We have an annual metallurgical coal production capacity of 12 to 14 million tons (excluding the additional capacity obtained in the Excel Acquisition as described in “— Recent Developments”).

In addition to our mining operations, we market, broker and trade coal. Our total tons traded were 36.2 million during 2005. In 2005, we opened a business development, sales and marketing office in Beijing, China to pursue potential long-term growth opportunities in this market. Our other energy-related commercial activities include the development of mine-mouth coal-fueled generating plants, the management of our vast coal reserve and real estate holdings, transportation services and, more recently, participation in projects that convert coal into natural gas and transportation fuels.

Competitive Strengths

We believe our strengths will enable us to continue to grow and increase financial value.

•	We are the world’s largest private-sector producer and marketer of coal and the largest reserve holder of any private sector coal company.

•	We are the largest producer and marketer of low-sulfur coal in the United States.

•	We have a large portfolio of long-term coal supply agreements that is complemented by available production in attractive markets for sale at market prices.

•	We are one of the safest and most productive producers of coal in the United States.

•	We serve a broad range of high quality customers with mining operations located throughout all major U.S. coal producing regions and in Australia.

•	We have received numerous awards for our reclamation excellence.

•	Our management team has a proven record of success.

Risk Factors

While we strive to maintain these strengths, our industry and company are subject to risks that could adversely affect our business. For example, we cannot assure you that in the future we will be able to sell coal as profitably as at present. Supply chain, transportation and geology are uncertain. Additionally, our company and our customers are subject to extensive governmental regulations that create significant costs and restrictions and that could become more onerous in the future. For a more complete discussion of the risks related to our company, you should read the information presented under the heading “Risk Factors” in this prospectus supplement and in our periodic reports.

Business Strategy

We utilize four core business strategies to create value:

•	Executing the Basics — Safe, low-cost operations provide us the foundation to grow and create value. We achieve improvements in both safety and productivity by targeting cost and productivity improvements that require little or no additional capital. Eight of our mines set new production records in 2005, and our Rawhide, Caballo and North Antelope Rochelle mines were the three most productive coal mines in the nation based on tons per worker hours according to U.S. Department of Labor Mine Safety & Health Administration data. In 2005, our emphasis on safe, low-cost operations resulted in a 33% improvement to our already-low accident rate. Our safety record has improved 48% in the past three years. We also use the same methods to achieve environmental excellence. In 2005, we were recognized with 11 awards, including five top awards from the U.S. Department of the Interior.

•	Capitalizing on Organic Growth Opportunities — We control the most proven and probable coal reserves of any private-sector coal company in the world, which enables low-cost development to serve growing customer demand. We have an industry-leading track record of being able to construct, develop and deliver on organic growth initiatives. Over the past five years, we have developed new and expanded capacity that is equivalent to two-thirds of U.S. coal industry growth.

•	Expanding in High Growth Global Markets — The United States, China and India represent nearly 90% of the forecasted growth in the world’s coal industry through 2030. We sell coal to customers in 15 countries on six continents. We also have opened an office in Beijing, increased import activities for South American coal into the United States, and recently entered the European trading markets.

•	Participating in New Generation and Btu Conversion Projects — We are developing mine mouth electricity generating plants using our coal reserves. We have entered into several agreements to develop coal-to-liquids and coal-to-natural gas facilities. We have entered into a joint development agreement with Rentech to evaluate sites near our coal reserves for coal-to-liquids projects that would transform coal into diesel and jet fuel. We are exploring the development of a commercial-scale coal gasification project. The facility is expected to use technology from ConocoPhillips to transform coal into pipeline-quality synthetic natural gas.

Coal Market Outlook

We believe long-term coal market fundamentals are strong worldwide, as the U.S., China, India and other nations increase coal demand for electricity generation and steelmaking.

The U.S. economy grew at an annual rate of 3.5% in 2005 and an annual rate of 1.6% in the third quarter of 2006 as reported by the U.S. Commerce Department, and the CIA World Factbook reports that China’s economy grew 9.9% in 2005. We expect that demand for coal and coal-based electricity generation in the United States will be driven by the growing economy, capacity constraints of nuclear generation and high prices of natural gas and oil. The Energy Information Administration (“EIA”) projects that the high price of oil will lead to an increase in demand for unconventional sources of transportation fuel, including coal-to-liquids, and that coal will begin to displace natural gas-fired generation of electricity, including the addition of coal-to-liquids plants.

Demand for Powder River Basin coal is increasing, particularly for our ultra-low sulfur products. The Powder River Basin represents more than half of our production. We control approximately 3.5 billion tons of proven and probable reserves in the Southern Powder River Basin and we sold 102.7 million tons of coal from this region in the first nine months of 2006, an increase of 10.5% over the comparable period in the prior year.

Global coal markets continue to grow, also driven by increased demand from growing economies. China’s economy grew 10.9% in the second quarter of 2006 as reported by the National Bureau of Statistics of China. Metallurgical coal continues to sell at a significant premium to steam coal, and metallurgical markets remain strong as global steel production grew more than 9% through September 2006. We expect to capitalize on the strong global market for metallurgical coal primarily through production and sales of metallurgical coal from our Appalachia operations and our Australian operations. See “Risk Factors” for additional considerations regarding the coal market.

Recent Developments

Excel Acquisition.  On July 5, 2006, we signed a merger implementation agreement to acquire Excel Coal Limited (“Excel”), one of the largest independent coal companies in Australia, by means of a scheme of arrangement transaction under Australian law. The merger implementation agreement was amended on September 18, 2006, and we agreed to pay A$9.50 per share (US$7.16 as of the amendment date) for the outstanding shares of Excel. On September 20, 2006, as part of the amended agreement, we acquired 19.99% of the outstanding shares of Excel at a price of A$9.50 per share (US$7.16 as of September 20, 2006) (the “Advance Purchase”), resulting in a payment of approximately A$408.3 million (US$307.8 million as of September 20, 2006). On October 25, 2006, we acquired the remaining interest in Excel not previously acquired in the Advance Purchase for A$9.50 per share (US$7.07), a total of approximately A$1.63 billion (US$1.21 billion). The total acquisition price, including the Advance Purchase, was approximately

US$1.52 billion, plus assumed debt of approximately US$277 million (net of cash) as of October 25, 2006. The Excel Acquisition was funded from the net proceeds of our October 12, 2006 offering of 7 3/8% senior notes due 2016 and 7 7/8% senior notes due 2026, as well as borrowings under our senior unsecured credit facility.

Excel’s major assets include:

•	Wambo Open-Cut Mine — This Hunter Valley operation produces a premium thermal coal and serves export customers from the Port of Newcastle. Wambo produced 3.5 million tons in 2005.

•	North Wambo Underground Mine — This operation is under development and is expected to begin shipments in 2007, with production targeted to reach approximately 3 million tons per year over the next several years. The mine plans to produce thermal and semi-soft coking coal for shipment to customers through the Port of Newcastle.

•	Metropolitan Mine — This longwall operation produced 1.6 million tons of hard and semi-hard coking coal in 2005. Metropolitan serves domestic and export steel producers, shipping from Port Kembla.

•	Wilpinjong Mine — This new open-cut mine is expected to produce 5 million tons of thermal coal in 2007, and is scheduled to ramp up to more than 7 million tons per year within two years that will be shipped to export customers through the Port of Newcastle in addition to serving a domestic electricity generator.

•	Millennium Mine — This open-cut mine is in the Bowen Basin near our existing metallurgical coal mines. Millennium is expected to begin shipments of its coking coal later this year, with 2007 production targeted at 2 million tons and targeting 3 million tons per year over the next several years. Millennium offers rail and port synergies with our existing operations.

•	Conarco Farm-In Agreement — Through a farm-in agreement with the Conarco Group, Excel may earn up to a 75% interest by the staged spending of up to A$12 million (US$9 million) over the next several years in two areas that cover a combined 1.65 million acres in Queensland near existing coal mines and infrastructure.

•	Reserves — Excel Coal controls more than 500 million tons of proven and probable metallurgical and thermal coal reserves, and substantial additional coal resources, in Queensland and New South Wales, Australia.

Our rationale for the Excel Acquisition was:

•	The Excel Acquisition is expected to triple our annual production capacity in the world’s largest coal-exporting nation. Australia provides nearly one-third of the world’s exports, serving primarily the fast-growth markets of Asia. The U.S. Energy Information Administration projects demand for Australian metallurgical and thermal coal products will grow 55% by 2030.

•	The combination of our Australian operations and Excel’s assets creates a major new player in the Australian coal sector, with substantial market diversity, a broad portfolio of metallurgical and thermal coal products, both domestic and seaborne customers and the capacity to utilize multiple rail lines and ports.

•	Prior to the Excel Acquisition, we produced nine million tons per year of mostly metallurgical coal in Queensland. The Excel Acquisition provides us with extensive growth opportunities from existing operations, along with major metallurgical and thermal coal mines in the latter stages of development. Excel produced approximately 5.6 million tons of coal in 2005. These operations are expected to produce up to 15 million tons in 2007, and up to 20 million tons in 2008, from coal mines in New South Wales and Queensland. The Excel Acquisition also provides substantial synergies in the areas of sales and trading, and reserve holdings in Queensland near our existing operations. Excel has more than 500 million tons of metallurgical and thermal coal reserves.

•	The Excel Acquisition expands our existing Queensland base. In the past five years, we purchased the Wilkie Creek thermal coal mine, acquired the Burton and North Goonyella metallurgical coal mines, developed the Eaglefield metallurgical mine, and developed the Baralaba thermal and PCI mine. It also marks a return to New South Wales, where we have significant experience and prior success.

The Offering

Issuer	Peabody Energy Corporation.

Offered Securities	% convertible junior subordinated debentures.

Principal Amount	$1,000 per convertible debenture.

Aggregate Principal Amount	$500,000,000 (plus up to an additional $75,000,000 principal amount of convertible debentures pursuant to the option we have granted to underwriters to purchase additional convertible debentures to cover overallotments).

Scheduled Maturity Date	As described under “— Payment at Scheduled Maturity,” we will use our commercially reasonable efforts, subject to the occurrence of a market disruption event (as defined under “Description of the Convertible Debentures — Warrant and Preferred Stock Settlement Mechanism”), to raise sufficient net proceeds from the issuance of qualifying capital securities (as defined under “Description of the Convertible Debentures — Payment at Scheduled Maturity”) to pay holders the principal amount of the convertible debentures, together with accrued and unpaid interest, including any compounded interest thereon, on December 15, 2041 (the “scheduled maturity date”).

Final Maturity Date	Any unpaid principal amount of the convertible debentures, together with accrued and unpaid interest, including any compounded interest thereon, will be due and payable on December 15, 2066, the “final maturity date.”

Interest	Interest on the convertible debentures will accrue from the issue date until the earliest of the final maturity date or the date on which the convertible debentures are converted, redeemed or paid at scheduled maturity, at a fixed rate equal to % per year, payable semi-annually in arrears on June 15 and December 15 of each year, commencing on June 15, 2007.

We may elect to, and if, and to the extent that a mandatory trigger event (as described under “— Mandatory Trigger Events”) has occurred and is continuing will be required to, defer interest payments on the convertible debentures. These deferral mechanisms, as well as limitations on the sources we may use to fund interest payments under specified circumstances, are described under “— Optional Deferral” and “— Consequences of a Mandatory Trigger Event.” Additional restrictions on our ability to make payments (including payments of interest) on the convertible debentures and on any related claim in the event of our bankruptcy, insolvency or receivership are described under “— Subordination,” “Capital Replacement” and “— Limitation on Claims in the Event of our Bankruptcy, Insolvency or Receivership.”

Use of Proceeds	We estimate that our net proceeds from our sale of the convertible debentures in this offering, after deducting underwriting discounts and estimated expenses of the offering, will be approximately $ million. We intend to use these net proceeds to repay indebtedness, including reducing indebtedness currently outstanding under our revolving credit facility and term loan facility, each of which were used to finance, in part, the acquisition of Excel Coal

Limited (the “Excel Acquisition”), and for working capital and general corporate purposes. Our revolving credit facility commitment is scheduled to terminate and the loans thereunder are scheduled to mature in September 2011 and our term loan facility is scheduled to mature in September 2011. As of December 5, 2006, the floating interest rate on both our revolving credit facility and our term loan facility was 6.3%. For a more detailed discussion of these facilities, see “Description of Other Indebtedness.” Affiliates of Lehman Brothers, Morgan Stanley and Citigroup and certain of the other underwriters are lenders under these facilities and, accordingly, will receive a portion of the proceeds from this offering. See “Underwriting.”

Indenture	We will issue the convertible debentures under the Subordinated Indenture described in the attached prospectus and a supplemental indenture thereto to be dated as of December , 2006, each between Peabody Energy Corporation, as issuer, and U.S. Bank National Association, as trustee. In this prospectus supplement, we refer to that indenture, as supplemented by the supplemental indenture, and as further supplemented or amended from time to time, as the “indenture.”

Trustee and Paying Agent	U.S. Bank National Association.

Subordination	The convertible debentures will be our unsecured obligations, ranking junior to all existing and future senior and subordinated debt (excluding trade accounts payable or accrued liabilities arising in the ordinary course of business) of Peabody Energy Corporation, except for any future debt that by its terms ranks equal to or junior to the convertible debentures, as described under “Description of the Convertible Debentures — Subordination.” The convertible debentures will rank equal in right of payment with obligations we owe, from time to time, to our trade creditors.

Substantially all of our existing indebtedness is senior to the convertible debentures. In addition, the convertible debentures will be effectively subordinated to all indebtedness of our subsidiaries.

The indenture places no limitation on the amount of additional indebtedness that we or any of our subsidiaries may incur. We expect to incur additional indebtedness in the future.

Anticipated Ratings	We anticipate that the convertible debentures will be assigned the following ratings by the following rating agencies:

• Moody’s Investors Service:

• Standard & Poor’s:

• Fitch Ratings:

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the convertible debentures should be evaluated independently from similar ratings of other securities. A rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. Each rating should be evaluated independently of any other rating.

Conversion Rights	Unless earlier redeemed, holders may convert their convertible debentures, in whole or in part, under the circumstances described below and, depending on the particular basis for conversion, will receive cash or shares of perpetual preferred stock and, if the conversion value (as defined below) of the convertible debentures exceeds their principal return (as defined below), shares of our common stock, at any time on or prior to December 15, 2036:

• during any calendar quarter if, for at least 20 of the 30 consecutive trading days immediately preceding the commencement of that calendar quarter, the closing sale price of our common stock exceeds 140% of the then applicable conversion price for the convertible debentures;

• at any time following the issuance of a notice of redemption in respect of the convertible debentures until the business day immediately preceding the redemption date;

• during the 10 trading days after any five-consecutive-trading-day period during which the trading price per $1,000 principal amount of convertible debentures for each day of such measurement period is determined, after a request as described under “Description of the Convertible Debentures — Conversion Upon Satisfaction of Trading Price Condition” to conduct such measurement, to be less than 98% of the product of the closing sale price of our common stock and the conversion rate in effect on such day;

• during the 35 calendar days following the occurrence of a “change of control” (as defined under “Description of the Convertible Debentures — Conversion Rights — Conversion Upon a Change of Control”); or

• during prescribed periods upon the occurrence of certain corporate events described under “Description of the Convertible Debentures — Conversion Rights — Conversion Upon Specified Corporate Transactions.”

In addition, unless earlier redeemed, the convertible debentures will be convertible at any time after December 15, 2036 to (and including) December 15, 2041.

The initial conversion rate is shares of common stock per $1,000 principal amount of convertible debentures, which represents an initial conversion price of approximately $ per share, subject to adjustment as described under “Description of the Convertible Debentures — Conversion Procedures — Conversion Rate Adjustments.” The conversion rate will be applied as described below to determine the consideration holders will receive upon conversion.

Settlement of Conversion Following a Notice of Redemption or Upon a Non-Stock Change of Control	In the case of conversion either following a notice of redemption or upon a non-stock change of control (as defined under “Description of the Convertible Debentures — Conversion Procedures — Determination of the Make-Whole Amount”), with respect to each $1,000 principal amount of convertible debentures surrendered for conversion, we will deliver:

• a cash payment in the amount of $1,000 (the “principal return”), and

• if the conversion value of the convertible debentures converted is greater than the principal return, a number of shares of our common stock (the “net shares”) equal to the sum of the daily share amounts for each of the 20 consecutive trading days in the conversion reference period.

The “conversion value” of each $1,000 principal amount of convertible debentures that are converted will equal the average of the products for each of the 20 consecutive trading days during the conversion reference period of (i) the applicable conversion rate for such day multiplied by (ii) the volume-weighted average price (as defined under “Description of the Convertible Debentures — Conversion Procedures — Settlement Upon Conversion”) per share of our common stock on such day.

The “daily share amount” for a given trading day equals the amount obtained by (i) multiplying the volume-weighted average price for such day by the conversion rate applicable on such day, (ii) subtracting $1,000 from the resulting product and (iii) dividing the resulting difference by 20 times the volume-weighted average price for such day; provided, however, that the daily share amount will in no case be less than zero.

“Conversion reference period” means:

• for convertible debentures that are converted following a notice of redemption or during the period beginning on the 20th trading day prior to December 15, 2041, the 20 consecutive trading days beginning on the third trading day following (a) the redemption date or (b) December 15, 2041, as the case may be; and

• in all other instances, the 20 consecutive trading days beginning on the third trading day following the conversion date.

Upon any such conversion, holders will generally not receive any cash payment representing accrued and unpaid interest for the current interest period. Holders will, however, receive an additional cash amount equal to the amount of optionally or mandatorily deferred interest on the convertible debentures, plus any compounded interest thereon, to the last trading day of the conversion reference period.

Settlement of Other Conversions	Except in the case of a conversion following a notice of redemption or upon a non-stock change of control, with respect to each $1,000 principal amount of convertible debentures surrendered for conversion, we will deliver:

• one share of perpetual preferred stock with a liquidation preference of $1,000 (the amount of the principal return), and

• if the conversion value of the convertible debentures converted is greater than the principal return, the net shares (in an amount equal to the sum of the daily share amounts for each of the 20 consecutive trading days during the conversion reference period).

Upon any such conversion, holders will generally not receive any cash payment representing accrued and unpaid interest for the current interest period. The shares of perpetual preferred stock delivered to a holder upon any such conversion will, however, have initial accumulated dividends at issuance equal to the amount of any optionally or mandatorily deferred interest on the convertible debentures converted, plus any compounded interest thereon, to the last trading day of the conversion reference period.

Make-Whole Amount	Upon the occurrence of a non-stock change of control on or prior to December 20, 2036, under certain circumstances, we will increase the conversion rate, for the time period described herein, by a specified number of additional shares, as described under “Description of the Convertible Debentures — Conversion Procedures — Determination of the Make-Whole Amount.” The number of additional shares will be determined based on the price paid per share of our common stock in the transaction constituting a non-stock change of control and the effective date of such transaction. Notwithstanding the provision described in this paragraph, in no event will the total number of shares of our common stock issuable upon conversion exceed per $1,000 principal amount of convertible debentures, subject to adjustment.

No increase to the conversion rate will be made upon a non-stock change of control if the stock price in connection with such non-stock change of control is less than $ or more than $ (in each case, subject to adjustment).

Perpetual Preferred Stock	The perpetual preferred stock issued to holders upon a conversion of convertible debentures:

• will entitle holders to receive, when, as and if declared by our board of directors out of funds legally available for the payment of dividends, cumulative dividends at an annual rate of % of liquidation preference (65% of the interest rate borne by the convertible debentures) or, following any remarketing, at the reset rate (as described under “— Remarketing of the Perpetual Preferred Stock”);

• will be subject to

• the capital replacement intention provisions described under “— Capital Replacement Intention Upon Optional Redemption or Cash Conversion” below, and

• while a mandatory trigger event continues, a prohibition on our declaration of any dividends other than those funded through the sale of qualifying warrants or qualifying preferred stock (each as defined under “— Warrant and Preferred Stock Settlement Mechanism”),

• will benefit from our obligation to raise funds using the warrant and preferred stock settlement mechanism while a mandatory trigger event continues or after we have failed to declare and pay dividends for a period of five consecutive years, which funds must be applied to pay accumulated dividends after the payment in full of any deferred interest on the convertible debentures, subject to the limitations described under “— Warrant and Preferred Stock Settlement Mechanism”;

• will entitle holders thereof to elect two members of our board of directors, together with certain other holders of our capital stock, if we fail to declare and pay dividends for ten consecutive years (or, following remarketing, six dividend payment dates, whether or not consecutive);

• may, at the holder’s election, be remarketed after December 15, 2046 or earlier, upon the first change of control to occur, if we do not exercise our right to redeem them;

• will have a liquidation preference of $1,000 per share;

• will be redeemable at our option at any time, out of funds legally available therefor, at a cash redemption price equal to their liquidation preference plus any accumulated dividends (though such redemption may only be in whole, and not in part, unless the redemption is being made in connection with, and in the same proportion as, a partial redemption of the convertible debentures);

• will not be convertible.

Any deferred interest on the convertible debentures at the time of notice of conversion, plus any compounded interest thereon, will be reflected as accumulated dividends on the perpetual preferred stock at issuance.

For so long as any convertible debentures remain outstanding, the terms of the indenture will prohibit us from paying dividends, including accumulated dividends, on the perpetual preferred stock during any deferral period for the convertible debentures. See “Description of the Convertible Debentures — Certain Restrictions During Optional or Mandatory Deferral Periods.” Additional limitations on our ability to declare dividends on the perpetual preferred stock are described under “Description of the Perpetual Preferred Stock — Limitations on Declaration of Dividends.”

Declaration of a dividend on the perpetual preferred stock at any permissible time will be at the discretion of our board of directors, who will not be required to declare any dividend on the perpetual preferred stock payable in respect of any dividend period, except in accordance with the warrant and preferred stock settlement mechanism. Any dividend that is not declared will accumulate.

In the event of our liquidation, winding-up or dissolution, whether voluntary or not, prior to the redemption of the perpetual preferred stock, holders of perpetual preferred stock will have no claim in respect of amounts representing dividends that accumulated while a mandatory trigger event occurred and was continuing, to the extent the amount of such dividends exceeds two years of accumulated and unpaid dividends on the perpetual preferred stock.

Remarketing of Perpetual Preferred Stock	After December 15, 2046 or earlier upon the first occurrence of a change of control, unless the perpetual preferred stock has been redeemed or has been called for redemption, holders may elect to have their shares of perpetual preferred stock remarketed. A holder of convertible debentures may, upon a change of control other than a non-stock change of control, simultaneously elect to convert the convertible debentures and have perpetual preferred stock otherwise deliverable to such holder in respect of such conversion remarketed in such a remarketing.

Pursuant to the remarketing agreement described under “Description of the Perpetual Preferred Stock — Remarketing — Remarketing Agreement,” a nationally recognized securities dealer selected by us as the remarketing agent will use its commercially reasonable efforts to remarket the perpetual preferred stock tendered for sale in a remarketing, at a reset dividend rate determined by the remarketing agent to be the rate necessary for the perpetual preferred stock to be remarketed at a price equal to at least the sum of (x) $1,000 per share and (y) the remarketing agent fee per share of perpetual preferred stock provided for in the remarketing agreement, plus accumulated dividends to the remarketing date. We may elect for the reset dividend rate to be a three-month LIBOR-based floating rate, rather than a fixed rate, with quarterly rather than semi-annual payment dates, and may also change the optional redemption provisions of the perpetual preferred stock for purposes of the remarketing, in each case to the extent that such election is not, in the reasonable judgment of the remarketing agent, likely to adversely affect the ability of the remarketing agent to remarket the perpetual preferred stock.

Remarketing will initially occur on the sixth trading day after the remarketing election period. In the event a successful remarketing does not occur on such date, an additional remarketing will occur on the eleventh trading day after the last day of the remarketing election period, and, if a successful remarketing does not occur on such date, on the sixteenth trading day after the last day of the remarketing election period. If a successful remarketing does not occur on the sixteenth trading day after the last day of the remarketing election period, a final remarketing will occur on the 21st trading day after the last day of the remarketing election period (“the final remarketing date”).

If the remarketing agent is unable to place successfully all perpetual preferred stock tendered for remarketing at a price equal to at least the sum of (x) $1,000 and (y) the remarketing agent fee per share of perpetual preferred stock provided for in the remarketing agreement, plus accumulated dividends to the remarketing date, on the final remarketing date, a “final failed remarketing” shall have occurred. In the event of a final failed remarketing, no perpetual preferred stock will be sold in the remarketing. See “Description of the Perpetual Preferred Stock — Remarketing.”

In the event of a successful remarketing, dividends will become payable at the reset rate, and any changes to the optional redemption provisions will take effect, as of the “reset effective date,” which will be the third business day immediately following the successful remarketing. In the case of a final failed remarketing, the dividend rate applicable to the perpetual preferred stock will be reset as of the third business day immediately following the final remarketing date (which will be the reset effective date for a final failed remarketing), to a floating annual rate equal to three-month LIBOR plus 400 basis points, and dividends will thereafter be paid quarterly (on each three-month anniversary of the reset effective date) rather than semi-annually.

All changes to the terms of the perpetual preferred stock as a result of a successful remarketing or a final failed remarketing, whether to the dividend rate, dividend payment dates or the optional redemption provisions, will apply to all perpetual preferred stock, whether remarketed or otherwise. Other than with respect to the dividend rate, dividend payment dates and the optional redemption provisions, the terms of all perpetual preferred stock, whether remarketed or otherwise, will remain unchanged.

Notwithstanding the foregoing, the reset rate will in no event be less than the dividend rate then in effect on the perpetual preferred stock, which initially will be % of the liquidation preference.

Redemption	The convertible debentures will not be subject to redemption prior to December 20, 2011.

Between December 20, 2011 and December 19, 2036 we may redeem the convertible debentures, in whole or in part, at the par redemption price described below if for at least 20 trading days within the 30 consecutive trading days immediately prior to the date on which notice of redemption is given, the closing sale price of our common stock has exceeded 130% of the then prevailing conversion price.

On or after December 20, 2036, whether or not the redemption condition described above is satisfied, we may redeem the convertible debentures, in whole or in part, at the par redemption price.

We may not redeem any outstanding convertible debentures unless:

• all accrued and unpaid interest, including any compounded interest thereon, has been paid in full on or prior to the redemption date for all interest periods terminating on or before the redemption date; and

• if any perpetual preferred stock is outstanding at that time, we have first given notice to redeem the perpetual preferred stock (in the same proportion as our redemption of the convertible debentures, if such redemption is in part), which will require that we have funds legally available, under Delaware law, to effect such redemption (see “Description of the Perpetual Preferred Stock — Redemption”).

The “par redemption price” will be a cash amount equal to 100% of the principal amount of the convertible debentures to be redeemed, plus accrued and unpaid interest to, but not including, the date of redemption.

Whether paid in connection with a redemption of convertible debentures or otherwise, any mandatorily deferred interest and any optionally deferred interest accrued after the first five years of an optional deferral period may, and any compounded interest thereon, be paid only from the net proceeds received from the sale of qualifying warrants and qualifying preferred stock in accordance with the warrant and preferred stock settlement mechanism.

Capital Replacement Intention Upon Optional Redemption or Cash Conversion	At the time of

• any redemption of convertible debentures or perpetual preferred stock, or

• any conversion of convertible debentures that would require the principal return to be paid in cash (which would apply to conversions either upon a notice of redemption or upon a non-stock change of control), we intend to fund any cash payment upon such redemption or conversion, as the case may be, with net proceeds received by us from the sale, during the 180-day period prior to the date of redemption or conversion, by us or our subsidiaries to third-party purchasers, of securities for which we will receive equity credit, at the time of sale, that is equal to or greater than the equity credit attributed to the convertible debentures or perpetual preferred stock at the time of such redemption or conversion, in the opinion of our board of directors reasonably construing the standards employed by the rating agency that then attributes the greatest equity credit to the convertible debentures in making such determinations.

Payment at Scheduled Maturity	On the scheduled maturity date, December 15, 2041, we will pay holders the principal amount of the convertible debentures, together with accrued and unpaid interest, including any compounded interest thereon, if we successfully fund this payment through the sale of qualifying capital securities.

We will be required to use our commercially reasonable efforts, subject to the occurrence of a market disruption event, to raise sufficient net proceeds to fund payment of the convertible debentures at scheduled maturity through the issuance of qualifying capital securities during a six-month period ending on the date we give notice of the payment we will make on the scheduled maturity date. We will also be permitted, but not required, to apply an amount equal to up to (x) 400% of the net proceeds from any issue and sale of our common stock or rights to acquire our common stock and (y) 100% of the net proceeds from any issue and sale of our mandatorily convertible preferred stock, debt exchangeable for equity or other replacement capital securities that are convertible into common stock (each as defined under “Capital Replacement”) to fund our payment obligation. We will be contractually obligated to third parties not to fund payment at scheduled maturity with funds from any source other than those described in this paragraph, as described below under “Capital Replacement.”

If we have not raised sufficient funds for payment in full at the scheduled maturity date, we will be required (x) to make a partial payment using the proceeds, if any, that we were able to raise and (y) to attempt payment pursuant to the procedures described above on each successive interest payment date after the scheduled maturity date and before the final maturity date until payment in full is made.

Capital Replacement on or following the Scheduled Maturity Date	Prior to or concurrently with the initial issuance of the convertible debentures, we will enter into a capital replacement covenant in which we will covenant for the benefit of holders of a specified series of our long-term indebtedness that neither we nor any of our subsidiaries will pay the convertible debentures pursuant to the provision described above under “— Payment at Scheduled Maturity” or redeem or repurchase convertible debentures on or following the scheduled maturity date and prior to December 15, 2046, unless the amount of such payment, the redemption price or the repurchase price, as the case may be, does not exceed the sum of:

• 400% of our net cash proceeds from the issue and sale of our common stock or rights to acquire our common stock;

• our net cash proceeds from the issue and sale of our mandatorily convertible preferred stock or debt exchangeable for equity; and

• our net cash proceeds from the issue and sale of other replacement capital securities (as defined under “Capital Replacement”)

in each case, during the six months prior to the notice date for the relevant payment, redemption or repurchase.

The capital replacement covenant is not intended to be for the benefit of holders of the convertible debentures, will not be enforceable by them, and will not be among the terms of the indenture or the convertible debentures. The capital replacement covenant will have no effect on our obligation to repay the convertible debentures with the proceeds of qualifying capital securities on the scheduled maturity date or on the absolute and unconditional nature of our obligation to pay holders the principal amount of (and accrued and unpaid interest on) the convertible debentures on the final maturity date.

Optional Deferral	As long as no event of default with respect to the convertible debentures has occurred and is continuing, subject to the conditions below, we may defer payments of interest on the convertible debentures. We refer to this as “optional deferral.” Upon optional deferral, any optionally deferred interest will continue to accrue and compound semi-annually, to the extent permitted by applicable law, from time to time, at the applicable rate of interest on the convertible debentures.

After five years of optional deferral (calculated from the first payment date as of which we defer payments on the convertible debentures due to optional deferral), we generally must sell qualifying warrants or qualifying preferred stock and use the funds from that sale to pay deferred interest as described under “— Warrant and Preferred Stock Settlement Mechanism.” This obligation, however, is subject to limitations: we will not be required to sell qualifying warrants or qualifying preferred stock during the continuation of a market disruption event, and the maximum amount of qualifying warrants and qualifying preferred stock that we are required to sell will be limited by the warrant cap and the preferred stock cap described below under “— Warrant and Preferred Stock Settlement Mechanism.” In addition, any breach of our obligation to fund payments through the sale of qualifying warrants and qualifying preferred stock would constitute a covenant breach but not an event of default permitting acceleration of the principal amount of the convertible debentures. The remedy of holders of the convertible debentures for any covenant breach may be limited to direct monetary damages (if any). See “— Events of Default.”

Notwithstanding the limitations described above, in no event may we defer payments of interest on the convertible debentures beyond the date that is 10 consecutive years after the date on which we began the deferral of interest (whether due to optional deferral, mandatory deferral, or any combination thereof) or past the final maturity date of, or any redemption date for, the convertible debentures. An event of default will result if all accrued and unpaid interest, including any compounded interest thereon, in respect of the convertible debentures has not been paid in full within 30 days after the tenth anniversary of the commencement of any interest deferral.

Mandatory Trigger Events	A mandatory trigger event will have occurred with respect to any interest period if on the 30th day prior to the interest payment date for such period (each such 30th day a “trigger determination date”), on the basis of our most recent publicly reported quarterly financial information:

(i) our Leverage Ratio for each of the three most recently completed fiscal quarters is equal to or greater than 6.0; and

(ii) our Interest Coverage Ratio for each of the three most recently completed fiscal quarters is less than or equal to 2.0.

“Leverage Ratio,” for any fiscal quarter, means our Adjusted Debt at the end of such fiscal quarter divided by the sum of (a) four times our Adjusted EBITDA for such fiscal quarter and (b) our Annual Rent Expense.

“Interest Coverage Ratio,” for any fiscal quarter, means the sum of (a) four times our Adjusted EBITDA for such fiscal quarter and (b) one-third of our Annual Rent Expense, divided by the sum of (x) four times our Adjusted Interest for such fiscal quarter and (y) one-third of our Annual Rent Expense.

See “Description of the Convertible Debentures” for further information, including definitions of the terms “Adjusted Debt,” “Adjusted EBITDA,” “Adjusted Interest” and “Annual Rent Expense.”

As of September 30, 2006, our Leverage Ratio was 2.3x and our Interest Coverage Ratio was 9.9x.

Consequences of a Mandatory Trigger Event	During the period beginning on any interest payment date for which a mandatory trigger event has occurred until (but not including), the earliest of

• the first subsequent interest payment date for which no mandatory trigger event has occurred (the “mandatory deferral period”),

• the date that is 10 consecutive years after the date on which we began the deferral of interest (whether due to optional deferral, mandatory deferral, or any combination thereof),

• the occurrence of an event of default, or

• the final maturity date of the convertible debentures,

we may not pay interest on the convertible debentures unless we obtain funds for such payment through the sale of qualifying warrants or qualifying preferred stock. We refer to the deferral of interest following the occurrence of a mandatory trigger event as “mandatory deferral.” Any deferred interest that is accrued and unpaid during the occurrence and continuation of a mandatory deferral period will continue to accrue and compound, to the extent permitted by applicable law, at the applicable rate of interest on the convertible debentures.

Upon the occurrence of a mandatory trigger event, we generally must sell qualifying warrants or qualifying preferred stock and use the funds from that sale to pay deferred interest as described under “— Warrant and Preferred Stock Settlement Mechanism.” This obligation is, however, subject to limitations: we will not be required to sell qualifying warrants or qualifying preferred stock during the continuation of a market disruption event, and the maximum amount of qualifying warrants and qualifying preferred stock that we are required to sell will be limited by the warrant cap and the preferred stock cap described below under “— Warrant and Preferred Stock Settlement Mechanism.” In addition, any breach of this obligation would constitute a covenant breach but not an event of default permitting acceleration of the principal amount of the convertible debentures. The remedy of holders of the convertible debentures for any covenant breach may be limited to direct monetary damages (if any). See “— Events of Default.”

Notwithstanding the limitations described above, in no event may we defer payments of interest on the convertible debentures beyond the date that is 10 consecutive years after the date on which we began the deferral of interest (whether due to optional deferral, mandatory deferral, or any combination thereof) or past the final maturity date of, or any redemption date for, the convertible debentures. An event of default will result if all accrued and unpaid interest, including any compounded interest thereon, in respect of the convertible debentures has not been paid in full within 30 days after the tenth anniversary of the commencement of any interest deferral.

Warrant and Preferred Stock Settlement Mechanism	At the times described under “Description of the Convertible Debentures — Option to Defer Interest Payments” and “— Consequences of a Mandatory Trigger Event,” we will be required, subject to the occurrence of a market disruption event and the limits imposed by the warrant cap and the preferred stock cap (as described below), to sell qualifying warrants or qualifying preferred stock during the six month period prior to the notice date for the applicable payment and to apply the net proceeds of such sale to pay all deferred interest, including any compounded interest thereon. Instead of selling qualifying preferred stock, we may sell depositary shares representing the right to receive such preferred stock.

“Qualifying warrants” means warrants to purchase our common stock that:

• have an exercise price greater than the most recent closing sale price of our common stock as of their date of issuance; and

• we are not entitled to redeem for cash and the holders of which are not entitled to require us to repurchase for cash in any circumstances.

“Qualifying preferred stock” means our non-cumulative perpetual preferred stock (or depositary shares representing interests in such preferred stock) that (a) is non-callable, (b) is subject to a binding capital replacement covenant or (c) has capital replacement intention disclosure and includes provisions that, from and after the occurrence of the failure to satisfy one or more financial tests set forth in the terms of such securities or related transaction agreements, prohibit the issuer of such securities from paying any deferred distributions in an amount exceeding the net proceeds of the sale of our common stock, rights to purchase our common stock or qualifying preferred stock.

Notwithstanding the foregoing, in no event will we be required to sell additional qualifying warrants after we have sold qualifying warrants in respect of 84,000,000 shares of common stock (the “warrant cap”) nor will we be permitted to sell additional qualifying preferred stock after we have sold an amount of qualifying preferred stock having an aggregate liquidation preference equal to 25% of the aggregate principal amount of the convertible debentures at the time of their original issuance (the “preferred stock cap”).

The perpetual preferred stock will also benefit from our obligation to raise funds using the warrant and preferred stock settlement mechanism, and sales of qualifying warrants and qualifying preferred stock to fund dividends in respect of the perpetual preferred stock will also be counted in calculating when the warrant cap or the preferred stock cap has been reached.

Limitations on Deferrals	No deferral, whether optional or mandatory, may extend beyond the final maturity date of, or any redemption date for, the convertible debentures. In addition, no interest deferral period, whether optional or mandatory (or a combination thereof), may continue for more than 10 years. An interest deferral period will commence on the first interest payment date on which interest is deferred and will end on the first date thereafter on which all deferred interest, including any compounded interest thereon, is paid in full.

Payment Restrictions	On any date on which accrued interest through the most recent interest payment date has not been paid in full (including during any optional or mandatory interest deferral period) and until such time as all accrued and unpaid interest through the most recent interest payment date, together with any compounded interest, is paid in full, we will not, and will not permit any of our subsidiaries to, declare or pay any dividends or any distributions on, or make any payments of interest, principal or premium, or any guarantee payments on, or redeem, purchase, acquire or make a liquidation payment on, any capital stock of the company or any debt securities of the company or guarantees of the company ranking equal with or junior to the convertible debentures, with exceptions that are detailed under “Description of the Convertible Debentures — Certain Restrictions During Optional or Mandatory Deferral Periods.”

Limitation on Claims in the Event of our Bankruptcy, Insolvency or Receivership	In the event of our bankruptcy, insolvency or receivership, whether voluntary or not, prior to the final maturity date or redemption of the convertible debentures, any claim in respect of interest that accrued during a mandatory interest deferral period in excess of two years of accrued and unpaid interest (including any compounded interest thereon) on the convertible debentures will be extinguished.

Events of Default	The indenture will provide for the following events of default with respect to the convertible debentures:

• default for 30 calendar days in the payment of any interest on the convertible debentures, including any compounded interest, when it becomes due and payable (however, a default under this bullet will not occur if we have deferred interest, as permitted under the indenture, in connection with an optional deferral or mandatory deferral);

• deferral of interest on the convertible debentures, due to optional deferral or mandatory deferral, or a combination thereof, that continues for 10 consecutive years after the date on which we began the deferral of interest, without all accrued and unpaid interest, including any compounded interest thereon, having been paid in full within 30 days after the tenth anniversary of the commencement of such deferral;

• default in the payment of the principal of the convertible debentures when due; and

• certain events of bankruptcy, insolvency and reorganization, whether voluntary or not.

The events of default contained in the indenture under which the convertible debentures will be issued (and the circumstances under which payment of the convertible debentures may be accelerated) will not include failure to comply with or breach of our other covenants in the indenture applicable to the convertible debentures, including those described under “— Warrant and Preferred Stock Settlement Mechanism” and “— Payment at Scheduled Maturity.” In the case of any breach of covenant that will not give rise to an event of default, there will be no right to declare the principal amount of the convertible debentures, or accrued and unpaid interest, including any compounded interest thereon, immediately payable, and the remedy of holders of the convertible debentures for any covenant breach may be limited to direct monetary damages (if any). Notwithstanding the foregoing, the indenture will acknowledge that in the case of any failure to deliver consideration deliverable in respect of any conversion, monetary damages would not be adequate and will provide for specific performance as the remedy for any such failure.

Form	The convertible debentures will be represented by one or more global securities registered in the name of Cede & Co., as nominee for The Depository Trust Company, or DTC. Beneficial interests in the convertible debentures will generally be evidenced by, and transfers thereof will be effected only through, records maintained by the participants in DTC.

Governing Law	New York.

U.S. Federal Income Tax Treatment	We intend to take the position that the convertible debentures will be classified as our indebtedness for all U.S. federal tax purposes. The convertible debentures are novel financial instruments and there is no statutory, judicial or administrative authority that directly addresses the U.S. federal income tax treatment of securities similar to the convertible debentures. Thus, no assurance can be given that the Internal Revenue Service (the “IRS”) or a court will agree with this characterization. We agree, and by purchasing a convertible debenture, you will agree (except with respect to withholding as provided under “Certain U.S. Federal Income and Estate Tax Considerations — Non-U.S. Holders — Payments of Interest”) to treat the convertible debentures as indebtedness for all U.S. federal tax purposes. If the IRS were to successfully challenge the characterization of the convertible debentures as indebtedness, interest payments on the convertible debentures would be treated for such purposes as dividends to the extent of our current or accumulated earnings and profits and non-U.S. holders would be subject to withholding tax on such payments. See “Certain U.S. Federal Income and Estate Tax Considerations.” Accordingly, an investment in the convertible debentures may not be suitable for non-U.S. holders. Non-U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the convertible debentures.

For a discussion of certain risks that should be considered in connection with an investment in the convertible debentures, see “Risk Factors.”

Summary Financial and Operating Data

We have derived the summary historical financial data for our company for the years ended and as of December 31, 2003, 2004 and 2005 from our audited financial statements. We have derived the summary historical financial data for our company for the nine months ended and as of September 30, 2005 and 2006 from our unaudited interim financial statements. In the opinion of management, the unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of this information. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year. You should read the following table in conjunction with the financial statements, the related notes to those financial statements, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated by reference in this prospectus supplement.

On April 15, 2004, we acquired three coal operations from RAG Coal International AG. Our results of operations for the year ended December 31, 2004 include the results of operations of the two mines in Queensland, Australia and the results of operations for the Twentymile Mine in Colorado from the April 15, 2004 purchase date. The acquisition was accounted for as a purchase.

Results of operations for the year ended December 31, 2003 include early debt extinguishment costs of $53.5 million pursuant to our debt refinancing in the first half of 2003. In addition, results included expense relating to the cumulative effect of accounting changes, net of income taxes, of $10.1 million. This amount represents the aggregate amount of the recognition of accounting changes pursuant to the adoption of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” the change in method of amortization of actuarial gains and losses related to net periodic postretirement benefit costs and the effect of the rescission of Emerging Issues Task Force Issue No. 98-10, “Accounting for Contracts Involved in Energy Trading and Risk Management Activities.” These accounting changes are further discussed in Note 7 to our audited financial statements of our Annual Report on Form 10-K for the year ended December 31, 2005, which are incorporated by reference into this prospectus supplement.

In anticipation of the sale of Citizens Power, which occurred in August 2000, we classified Citizens Power as a discontinued operation as of March 31, 2000. Results in 2004 include a $2.8 million loss, net of taxes, from discontinued operations related to the settlement of a Citizens Power indemnification claim. Citizens Power is presented as a discontinued operation for all periods presented.

The data in the following table does not include historical results from Excel and should be read in conjunction with (i) the unaudited pro forma financial information, (ii) our historical audited financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2005, (iii) our historical unaudited financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2006, and (iv) the historical audited statements of Excel, each of which is incorporated by reference in this prospectus supplement.

	(Audited)			(Unaudited)
	Year	Year	Year	Nine Months	Nine Months
	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	September 30,	September 30,
	2003	2004	2005	2005	2006
	(Dollars in thousands, except share and per share data)

Results of Operations Data:
Revenues:
Sales	$2,729,323	$3,545,027	$4,545,323	$3,343,620	$3,805,838
Other revenues	85,973	86,555	99,130	66,156	87,348

Total revenues	2,815,296	3,631,582	4,644,453	3,409,776	3,893,186
Costs and expenses	2,670,510	3,384,884	4,126,070	3,048,779	3,373,246

Operating profit	$144,786	$246,698	$518,383	$360,997	$519,940
Interest expense	98,540	96,793	102,939	76,088	79,130
Early debt extinguishment costs	53,513	1,751	—	—	—
Interest income	(4,086)	(4,917)	(10,641)	(6,401)	(6,026)
Income tax provision (benefit)	(47,708)	(26,437)	960	29,300	10,905
Minority interests	3,035	1,282	2,472	1,526	10,267

Income from continuing operations	$41,492	$178,226	$422,653	$260,484	$425,664
Loss from discontinued operations	—	(2,839)	—	—	—
Cumulative effect of accounting changes	(10,144)	—	—	—	—

Net income	$31,348	$175,387	$422,653	$260,484	$425,664

Basic earnings per share from continuing operations	$0.19	$0.72	$1.62	$1.00	$1.61
Diluted earnings per share from continuing operations	$0.19	$0.70	$1.58	$0.97	$1.58
Weighted average shares used in calculating basic earnings per share	213,638,084	248,732,744	261,519,424	261,591,722	263,631,134
Weighted average shares used in calculating diluted earnings per share	219,342,512	254,812,632	268,013,476	267,711,408	269,320,801
Dividends declared per share	$0.11	$0.13	$0.17	$0.1225	$0.18
Other Data:
Net cash provided by (used in):
Operating activities	$188,861	$283,760	$702,759	$422,169	$434,298
Investing activities	(192,280)	(705,030)	(584,202)	(343,079)	(777,817)
Financing activities	48,598	693,404	(4,915)	10,015	157,646
Tons sold (unaudited, in millions):
United States	201.9	221.1	231.6	172.4	176.3
Australia	1.3	6.1	8.3	6.0	6.6
Operating profit (unaudited):
United States	$143,438	$209,700	$353,405	$285,511	$361,348
Australia	1,348	36,998	164,978	75,486	158,592
Depreciation, depletion and amortization (unaudited):
United States	$233,455	$261,060	$285,990	$210,712	$233,385
Australia	881	9,099	30,124	21,709	29,718
Adjusted EBITDA (1) (unaudited):
United States	$408,053	$508,872	$667,816	$515,824	$620,022
Australia	2,225	50,372	202,582	101,345	188,932
Capital expenditures (unaudited):
United States	$155,050	$132,279	$298,969	$174,389	$245,013
Australia	1,393	19,665	85,335	53,950	47,431
Federal coal lease expenditures	$—	$114,653	$118,364	$118,364	$178,193
Purchase of mining assets	—	—	141,195	56,500	—
Ratio of earnings to fixed charges(2)	0.98	2.04	3.86	3.63	4.96
Balance Sheet Data (at end of period):
Total assets	$5,280,265	$6,178,592	$6,852,006	$6,654,795	$7,228,537
Total debt	1,196,539	1,424,965	1,405,506	1,407,294	1,702,603
Total stockholders’ equity	1,132,057	1,724,592	2,178,467	2,037,275	2,369,632

(1)	Adjusted EBITDA is defined as income from continuing operations before deducting early debt extinguishment costs, net interest expense, income taxes, minority interests, asset retirement obligation expense and depreciation, depletion and amortization. Adjusted EBITDA is used by management to measure operating performance, and management also believes it is a useful indicator of our ability to meet debt service and capital expenditure requirements. We believe that the amounts shown for Adjusted EBITDA as presented in this prospectus supplement are not materially different from the amounts calculated under the definition of Consolidated Cash Flow used in the indentures for our existing senior notes and in calculating Consolidated EBITDA under our senior unsecured credit facility, such measures being necessary to calculate our Fixed Charge Coverage Ratio and Consolidated Leverage Ratio. In order to incur debt under our existing indentures, the Fixed Charge Coverage Ratio must be at least 2.0 to 1.0, and under the senior unsecured credit facility we must maintain a Consolidated Leverage Ratio of 3.75x for each period of four consecutive fiscal quarters ending on or prior to December 31, 2007, 3.50x for each period of four consecutive fiscal quarters ending after January 1, 2008 and on or prior to December 31, 2008 and 3.25x for each period of four consecutive fiscal quarters ending after January 1, 2009 and thereafter, as tested at the end of each such four consecutive fiscal quarter period. Adjusted EBITDA is not a recognized term under U.S. generally accepted accounting principles (“GAAP”) and does not purport to be an alternative to operating income, net income or cash flows from operating activities as determined in accordance with GAAP as a measure of profitability or liquidity. Because Adjusted EBITDA is not calculated identically by all companies, our calculation may not be comparable to similarly titled measures of other companies.

Adjusted EBITDA is calculated as follows:

	Year	Year	Year	Nine Months	Nine Months
	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	September 30,	September 30,
	2003	2004	2005	2005	2006
	(Dollars in thousands, unaudited)

Income from continuing operations	$41,492	$178,226	$422,653	$260,484	$425,664
Income tax provision (benefit)	(47,708)	(26,437)	960	29,300	10,905
Depreciation, depletion and amortization	234,336	270,159	316,114	232,421	263,103
Asset retirement obligation expense	31,156	42,387	35,901	23,751	25,911
Interest expense	98,540	96,793	102,939	76,088	79,130
Early debt extinguishment costs	53,513	1,751	—	—	—
Interest Income	(4,086)	(4,917)	(10,641)	(6,401)	(6,026)
Minority interests	3,035	1,282	2,472	1,526	10,267

Adjusted EBITDA	$410,278	$559,244	$870,398	$617,169	$808,954

(2)	Earnings were insufficient to cover fixed charges by $3.2 million for the year ended December 31, 2003. Excluding $53.5 million of early debt extinguishment costs incurred for the year ended December 31, 2003, the ratio of earnings to fixed charges would have been 1.34x for such year.

RISK FACTORS

An investment in our convertible debentures involves risks. Before deciding to invest in the convertible debentures, you should carefully consider, in addition to the other information contained in or incorporated by reference into this prospectus supplement, the following risk factors:

Risks Related to our Business

If a substantial portion of our long-term coal supply agreements terminate, our revenues and operating profits could suffer if we were unable to find alternate buyers willing to purchase our coal on comparable terms, including price, to those in our contracts.

Most of our sales are made under coal supply agreements, which are important to the stability and profitability of our operations. The execution of a satisfactory coal supply agreement is frequently the basis on which we undertake the development of coal reserves required to be supplied under the contract. For the year ended December 31, 2005, 90% of our sales volume was sold under long-term coal supply agreements. At December 31, 2005, our coal supply agreements had remaining terms ranging from one to 19 years and an average volume-weighted remaining term of approximately 3.2 years.

Many of our coal supply agreements contain provisions that permit the parties to adjust the contract price upward or downward at specified times. We may adjust these contract prices based on inflation or deflation and/or changes in the factors affecting the cost of producing coal, such as taxes, fees, royalties and changes in the laws regulating the mining, production, sale or use of coal. In a limited number of contracts, failure of the parties to agree on a price under those provisions may allow either party to terminate the contract. We sometimes experience a reduction in coal prices in new long-term coal supply agreements replacing some of our expiring contracts. Coal supply agreements also typically contain force majeure provisions allowing temporary suspension of performance by us or the customer during the duration of specified events beyond the control of the affected party. Most coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as Btu, sulfur content, ash content, grindability and ash fusion temperature. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or termination of the contracts. Moreover, some of these agreements permit the customer to terminate the contract if transportation costs, which our customers typically bear, increase substantially. In addition, some of these contracts allow our customers to terminate their contracts in the event of changes in regulations affecting our industry that increase the price of coal beyond specified limits.

The operating profits we realize from coal sold under supply agreements depend on a variety of factors. In addition, price adjustment and other provisions may increase our exposure to short-term coal price volatility provided by those contracts. If a substantial portion of our coal supply agreements were modified or terminated, we could be materially adversely affected to the extent that we are unable to find alternate buyers for our coal at the same level of profitability. Market prices for coal vary by mining region and country. As a result, we cannot predict the future strength of the coal market overall or by mining region and cannot assure you that we will be able to replace existing long-term coal supply agreements at the same prices or with similar profit margins when they expire. In addition, one of our largest coal supply agreements is the subject of ongoing litigation and arbitration.

The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues.

For the year ended December 31, 2005, we derived 21% of our total coal revenues from sales to our five largest customers. At December 31, 2005, we had 79 coal supply agreements with these customers expiring at various times from 2006 to 2011. We are currently discussing the extension of existing agreements or entering into new long-term agreements with some of these customers, but these negotiations may not be successful and those customers may not continue to purchase coal from us under long-term coal supply agreements. If a number of these customers significantly reduce their purchases of coal from us, or if we are unable to sell coal to them on terms as favorable to us as the terms under our current agreements, our financial condition and results of operations could suffer materially.

We had been supplying coal to the Mohave Generating Station pursuant to a long-term coal supply agreement through our Black Mesa Mine. The mine suspended its operations on December 31, 2005, and the coal supply agreement expired on that date. As a part of an alternate dispute resolution, our subsidiary, Peabody Western is participating in mediation with the Navajo Nation, the Hopi Tribe and the owners of the Mohave Generating Station and the Navajo Generating Station to resolve the complex issues surrounding groundwater and other disputes involving the two generating stations. On June 19, 2006, the owners of the Mohave Generating Station announced that they were halting efforts to reopen the plant and that they would try to sell it. There is no assurance that the Mohave Generating Station will resume operations. The Mohave plant was the sole customer of the Black Mesa Mine, which sold 4.6 million tons of coal in 2005. During 2005, the mine generated $29.8 million of Adjusted EBITDA, which represented 3.4% of our total 2005 Adjusted EBITDA of $870.4 million.

If transportation for our coal becomes unavailable or uneconomic for our customers, our ability to sell coal could suffer.

Transportation costs represent a significant portion of the total cost of coal and the cost of transportation is a critical factor in a customer’s purchasing decision. Increases in transportation costs and the lack of sufficient rail and port capacity could lead to reduced coal sales. As of December 31, 2005, certain coal supply agreements, which account for less than 5% of our tons sold, permit the customer to terminate the contract if the cost of transportation increases by an amount over specified levels in any given 12-month period.

Coal producers depend upon rail, barge, trucking, overland conveyor and ocean-going vessels to deliver coal to markets. While our coal customers typically arrange and pay for transportation of coal from the mine or port to the point of use, disruption of these transportation services because of weather-related problems, infrastructure damage, strikes, lock-outs, lack of fuel or maintenance items, transportation delays or other events could temporarily impair our ability to supply coal to our customers and thus could adversely affect our results of operations. For example, two primary railroads serve the Powder River Basin mines. Due to the high volume of coal shipped from all Powder River Basin mines, the loss of access to rail capacity could create temporary congestion on the rail systems servicing that region.

Risks inherent to mining could increase the cost of operating our business.

Our mining operations are subject to conditions that can impact the safety of our workforce, or delay coal deliveries or increase the cost of mining at particular mines for varying lengths of time. These conditions include fires and explosions from methane gas or coal dust; accidental minewater discharges; weather, flooding and natural disasters; unexpected maintenance problems; key equipment failures; variations in coal seam thickness; variations in the amount of rock and soil overlying the coal deposit; variations in rock and other natural materials and variations in geologic conditions. We maintain insurance policies that provide limited coverage for some of these risks, although there can be no assurance that these risks would be fully covered by our insurance policies. Despite our efforts, significant mine accidents could occur and have a substantial impact.

Our mining operations are extensively regulated, which imposes significant costs on us, and future regulations and developments could increase those costs or limit our ability to produce coal.

Federal, state and local authorities regulate the coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, the discharge of materials into the environment, surface subsidence from underground mining and the effects that mining has on groundwater quality and availability. In addition, significant legislation mandating specified benefits for retired coal miners affects our industry. Numerous governmental permits and approvals are required for mining operations. We are required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production. The possibility exists that new legislation and/or regulations and orders related to the environment or employee health and safety may be adopted and may materially adversely affect our mining operations, our cost structure and/or our customers’ ability to use coal. New legislation or administrative regulations (or judicial interpretations of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs. The majority of our coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser’s plant or results in specified increases in the cost of coal or its use. These factors and legislation, if enacted, could have a material adverse effect on our financial condition and results of operations.

In addition, the United States, Australia and more than 160 other nations are signatories to the 1992 Framework Convention on Climate Change, which addresses emissions of greenhouse gases, such as carbon dioxide. In December 1997, in Kyoto, Japan, the signatories to the convention established a binding set of emission targets for developed nations. Although the specific emission targets vary from country to country, the United States would be required to reduce emissions to 93% of 1990 levels over a five-year budget period from 2008 through 2012. Although the United States has not ratified the emission targets and no comprehensive regulations focusing on greenhouse gas emissions are in place in the U.S., these restrictions, whether through ratification of the emission targets or other efforts to stabilize or reduce greenhouse gas emissions, could adversely affect the price and demand for coal. According to the Department of Energy’s Energy Information Administration, “Emissions of Greenhouse Gases in the United States 2003,” coal accounts for 31% of greenhouse gas emissions in the United States, and efforts to control greenhouse gas emissions could result in reduced use of coal if electricity generators switch to lower carbon sources of fuel. Legislation was introduced in Congress in 2006 to reduce greenhouse gas emissions in the United States. Such or similar federal legislative action could be taken in 2007 or later years. In addition, a number of states in the United States have taken steps to regulate greenhouse gas emissions. For example, seven northeastern states (New York, Vermont, New Hampshire, Maine, Connecticut, Delaware and New Jersey) entered into the Regional Greenhouse Gas Initiative (RGGI) agreement in December 2005 to reduce carbon dioxide emissions from power plants, and in August 2006 finalized a model rule to help implement the agreement; Maryland has approved legislation that may result in its joining the RGGI in 2007; the California legislature in August 2006 approved legislation supported by the governor of California allowing the imposition of statewide caps on and cuts in carbon dioxide emissions; and Arizona’s governor signed an executive order in September 2006 that calls for the state to reduce carbon dioxide emissions. Although the manner in which such state limits will be implemented is uncertain, further developments in connection with legislation, regulations or other limits on carbon dioxide emissions could have a material adverse effect on our financial condition or results of operations.

A number of laws, including in the U.S. the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA or Superfund), impose liability relating to contamination by hazardous substances. Such liability may involve the costs of investigating or remediating contamination and damages to natural resources, as well as claims seeking to recover for property damage or personal injury caused by hazardous substances. Such liability may arise from conditions at formerly as well as currently owned or operated properties, and at properties to which hazardous substances have been sent for treatment, disposal, or other handling. Liability under CERCLA and similar state statutes is without regard to fault, and typically is joint and several, meaning that a person may be held responsible for more than its share, or even all of, the liability involved. Our mining operations involve some use of hazardous materials. In addition, we have accrued for liability arising out of contamination associated with Gold Fields Mining, LLC (“Gold Fields”), a dormant, non-coal-producing subsidiary of ours that was previously managed and owned by Hanson PLC, or with Gold Fields’ former affiliates. A predecessor owner of ours, Hanson PLC transferred ownership of Gold Fields to us in the February 1997 spin-off of its energy business. Gold Fields is currently a defendant in several lawsuits and has received notices of several other potential claims arising out of lead contamination from mining and milling operations it conducted in northeastern Oklahoma. Gold Fields is also involved in investigating or remediating a number of other contaminated sites. Although we have accrued for many of these liabilities known to us, the amounts of other potential losses cannot be estimated. Significant uncertainty exists as to whether claims will be pursued against Gold Fields in all cases, and where they are pursued, the amount of the eventual costs and liabilities, which could be greater or less than our accrual. Although we believe many of these liabilities are likely to be resolved without a material adverse effect on us, future developments, such as new information concerning areas known to be or suspected of being contaminated for which we may be responsible, the discovery of new contamination for which we may be responsible, or the inability to share costs with other parties that may be responsible for the contamination, could have a material adverse effect on our financial condition or results of operations.

Our expenditures for postretirement benefit and pension obligations could be materially higher than we have predicted if our underlying assumptions prove to be incorrect.

We provide postretirement health and life insurance benefits to eligible union and non-union employees. We calculated the total accumulated postretirement benefit obligation under Statement of Financial Accounting Standards No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” which we estimate had a present value of $1,034.3 million as of December 31, 2005, $75.0 million of which was a current liability. We have estimated these unfunded obligations based on assumptions described in the notes to our audited consolidated financial statements. If our assumptions do not materialize as expected, cash expenditures and costs that we incur could be materially higher. Moreover, regulatory changes could increase our obligations to provide these or additional benefits.

We are party to an agreement with the Pension Benefit Guaranty Corporation (the “PBGC”) and TXU Europe Limited, an affiliate of our former parent corporation, under which we are required to make specified contributions to two of our defined benefit pension plans and to maintain a $37.0 million letter of credit in favor of the PBGC. If we or the PBGC give notice of an intent to terminate one or more of the covered pension plans in which liabilities are not fully funded, or if we fail to maintain the letter of credit, the PBGC may draw down on the letter of credit and use the proceeds to satisfy liabilities under the Employee Retirement Income Security Act of 1974, as amended. The PBGC, however, is required to first apply amounts received from a $110.0 million guaranty in place from TXU Europe Limited in favor of the PBGC before it draws on our letter of credit. On November 19, 2002, TXU Europe Limited was placed under the administration process in the United Kingdom (a process similar to bankruptcy proceedings in the United States) and continues under this process.

In addition, certain of our subsidiaries participate in two defined benefit multi-employer pension funds that were established as a result of collective bargaining with the United Mine Workers of America (the “UMWA”) pursuant to the National Bituminous Coal Wage Agreement as periodically negotiated. The UMWA 1950 Pension Plan provides pension and disability pension benefits to qualifying represented employees retiring from a participating employer where the employee last worked prior to January 1, 1976. This is a closed group of beneficiaries with no new entrants. The UMWA 1974 Pension Plan provides pension and disability pension benefits to qualifying represented employees retiring from a participating employer where the employee last worked after December 31, 1975.

Contributions to these funds could increase as a result of future collective bargaining with the UMWA, a shrinking contribution base as a result of the insolvency of other coal companies who currently contribute to these funds, lower than expected returns on pension fund assets, higher medical and drug costs or other funding deficiencies.

The United Mine Workers of America Combined Fund was created by federal law in 1992. This multi-employer fund provides health care benefits to a closed group of our retired former employees who last worked prior to 1976, as well as orphaned beneficiaries of bankrupt companies who were receiving benefits as orphans prior to the 1992 law. No new retirees will be added to this group. The liability is subject to increases or decreases in per capita health care costs, offset by the mortality curve in this aging population of beneficiaries. Another fund, the 1992 Benefit Plan created by the same federal law in 1992, provides benefits to qualifying retired former employees of bankrupt companies who have defaulted in providing their former employees with retiree medical benefits. Beneficiaries continue to be added to this fund as employers default in providing their former employees with retiree medical benefits, but the overall exposure for new beneficiaries into this fund is limited to retirees covered under their employer’s plan who retired prior to October 1, 1994. A third fund, the 1993 Benefit Fund, was established through collective bargaining and provides benefits to qualifying retired former employees who retired after September 30, 1994 of certain signatory companies who have gone out of business and have defaulted in providing their former employees with retiree medical benefits. Beneficiaries continue to be added to this fund as employers go out of business.

Based upon the enactment of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, we estimated future cash savings which allowed us to reduce our projected postretirement benefit obligations and related expense. Failure to achieve these estimated future savings under all benefit plans could adversely affect our financial condition, results of operations and cash flows.

A decrease in the availability or increase in costs of key supplies or commodities such as diesel fuel, steel, explosives and tires could decrease our anticipated profitability.

Our mining operations require a reliable supply of replacement parts, explosives, fuel, tires, steel-related products (including roof control) and lubricants. If the cost of any of these inputs increased significantly, or if a source for these supplies or mining equipment were unavailable to meet our replacement demands, our profitability could be reduced from our current expectations. Recent consolidation of suppliers of explosives has limited the number of sources for these materials, and our current supply of explosives is concentrated with one supplier. Further, our purchases of some items of underground mining equipment are concentrated with one principal supplier. In the past year, industry-wide demand growth has exceeded supply growth for certain surface and underground mining equipment and off-the-road tires. As a result, lead times for some items have increased significantly.

Our future success depends upon our ability to continue acquiring and developing coal reserves that are economically recoverable.

Our recoverable reserves decline as we produce coal. We have not yet applied for the permits required or developed the mines necessary to use all of our reserves. Furthermore, we may not be able to mine all of our reserves as profitably as we do at our current operations. Our future success depends upon our conducting successful exploration and development activities or acquiring properties containing economically recoverable reserves. Our current strategy includes increasing our reserves through acquisitions of government and other leases and producing properties and continuing to use our existing properties. The federal government also leases natural gas and coalbed methane reserves in the West, including in the Powder River Basin. Some of these natural gas and coalbed methane reserves are located on, or adjacent to, some of our Powder River Basin reserves, potentially creating conflicting interests between us and lessees of those interests. Other lessees’ rights relating to these mineral interests could prevent, delay or increase the cost of developing our coal reserves. These lessees may also seek damages from us based on claims that our coal mining operations impair their interests. Additionally, the federal government limits the amount of federal land that may be leased by any company to 150,000 acres nationwide. As of December 31, 2005, we leased a total of 62,330 acres from the federal government. The limit could restrict our ability to lease additional federal lands.

Our planned mine development projects and acquisition activities may not result in significant additional reserves and we may not have continuing success developing additional mines. Most of our mining operations are conducted on properties owned or leased by us. Because title to most of our leased properties and mineral rights are not thoroughly verified until a permit to mine the property is obtained, our right to mine some of our reserves may be materially adversely affected if defects in title or boundaries exist. In addition, in order to develop our reserves, we must receive various governmental permits. We cannot predict whether we will continue to receive the permits necessary for us to operate profitably in the future. We may not be able to negotiate new leases from the government or from private parties or obtain mining contracts for properties containing additional reserves or maintain our leasehold interest in properties on which mining operations are not commenced during the term of the lease. From time to time, we have experienced litigation with lessors of our coal properties and with royalty holders.

A decrease in the price or our production of metallurgical coal could decrease our anticipated profitability.

We have annual capacity to produce approximately 12 to 14 million tons of metallurgical coal (excluding the additional capacity obtained in the Excel Acquisition as described in “Prospectus Supplement Summary — Recent Developments”). Prices for metallurgical coal at the end of 2005 and during 2006 are near historically high levels. As a result, our projected margins from these sales have increased significantly, and will represent a larger percentage of our overall revenues and profits in the future. To the extent we experience either production or transportation difficulties that impair our ability to ship metallurgical coal to our customers at anticipated levels, our profitability will be reduced in 2006.

After the first quarter of 2007, the majority of our metallurgical coal production has not yet been priced. As a result, a decrease in metallurgical coal prices could decrease our profitability.

Our financial performance could be adversely affected by our substantial debt.

Our financial performance could be affected by our substantial indebtedness. As of September 30, 2006, on a pro forma basis giving effect to (i) the convertible debentures offered hereby, (ii) the senior notes issued on October 12, 2006, (iii) borrowings under our senior unsecured credit facility and (iv) the application of the estimated net proceeds of these offerings and borrowings in connection therewith, including the consummation of the Excel Acquisition, we would have had approximately $3,290.8 million of indebtedness outstanding on a consolidated basis. The indentures governing the convertible debentures offered hereby and our recently offered senior notes do not limit the amount of indebtedness that we may issue, and the indentures governing our other senior notes permit the incurrence of additional indebtedness.

The degree to which we are leveraged could have important consequences, including, but not limited to:

•	making it more difficult for us to pay interest and satisfy our debt obligations;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of the cash flow to fund working capital, capital expenditures, research and development or other general corporate uses;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, research and development or other general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and in the coal industry; and

•	placing us at a competitive disadvantage compared to less leveraged competitors.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. The senior unsecured credit facility and the indentures governing certain of our notes restrict our ability to sell assets and use the proceeds from the sales. We may not be able to consummate those sales or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

The covenants in our senior unsecured credit facility and the indentures governing our senior notes impose restrictions that may limit our operating and financial flexibility.

Our senior unsecured credit facility, the indentures governing our senior notes and the convertible debentures offered hereby and the instruments governing our other indebtedness contain a number of significant restrictions and covenants that limit our ability and our subsidiaries’ ability to:

•	incur liens and debt or provide guarantees in respect of obligations of any other person;

•	issue redeemable preferred stock and non-guarantor subsidiary preferred stock;

•	increase our common stock dividends above specified levels;

•	make redemptions and repurchases of capital stock;

•	make loans and investments;

•	prepay, redeem or repurchase debt;

•	engage in mergers, consolidations and asset dispositions;

•	engage in affiliate transactions;

•	amend certain debt and other material agreements, and issue and sell capital stock of subsidiaries; and

•	restrict distributions from subsidiaries.

Operating results below current levels or other adverse factors, including a significant increase in interest rates, could result in our being unable to comply with the financial covenants contained in our senior unsecured credit facility. If we violate these covenants and are unable to obtain waivers from our lenders, our debt under these agreements would be in default and could be accelerated by our lenders. If our indebtedness is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, on terms that are acceptable to us or at all. If our debt is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of the convertible debentures and may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions.

An inability of contract miner or brokerage sources to fulfill the delivery terms of their contracts with us could reduce our profitability.

In conducting our trading, brokerage and mining operations, we utilize third party sources of coal production, including contract miners and brokerage sources, to fulfill deliveries under our coal supply agreements. Recently, certain of our brokerage sources and contract miners have experienced adverse geologic mining and/or financial difficulties that have made their delivery of coal to us at the contractual price difficult or uncertain. Our profitability or exposure to loss on transactions or relationships such as these is dependent upon the reliability (including financial viability) and price of the third-party supply, our obligation to supply coal to customers in the event that adverse geologic mining conditions restrict deliveries from our suppliers, our willingness to participate in temporary cost increases experienced by our third-party coal suppliers, our ability to pass on temporary cost increases to our customers, the ability to substitute, when economical, third-party coal sources with internal production or coal purchased in the market, and other factors.

If the coal industry experiences overcapacity in the future, our profitability could be impaired.

During the mid-1970s and early 1980s, a growing coal market and increased demand for coal attracted new investors to the coal industry, spurred the development of new mines and resulted in production capacity in excess of market demand throughout the industry. Similarly, increases in future coal prices could encourage the development of expanded capacity by new or existing coal producers.

We could be negatively affected if we fail to maintain satisfactory labor relations.

As of December 31, 2005, we had approximately 8,300 employees. As of December 31, 2005, approximately 39% of our hourly employees were represented by unions and they generated 19% of our 2005 coal production. Relations with our employees and, where applicable, organized labor are important to our success. The labor contract for the majority of our represented employees expires on December 31, 2006. We could incur the risk of strikes and higher labor costs if the labor negotiations are not completed on mutually acceptable terms. In addition, the UMWA has identified Peabody as a target for union organizing activities.

Due to the higher labor costs and the increased risk of strikes and other work-related stoppages that may be associated with union operations in the coal industry, our competitors who operate without union labor may have a competitive advantage in areas where they compete with our unionized operations. If some or all of our current non-union operations were to become unionized, we could incur an increased risk of work stoppages, reduced productivity and higher labor costs.

United States

Approximately 64% of our U.S. miners are non-union and are employed in the states of Wyoming, Colorado, Indiana, New Mexico, Illinois and Kentucky. The UMWA represented approximately 30% of our subsidiaries’ hourly employees, who generated 14% of our domestic production during the year ended December 31, 2005. An additional 6% of our hourly employees are represented by labor unions other than the

UMWA. These employees generated 2% of our production during the year ended December 31, 2005. Hourly workers at our mine in Arizona are represented by the UMWA under the Western Surface Agreement of 2000, which is effective through September 1, 2007. Our union labor east of the Mississippi River is primarily represented by the UMWA and the majority of union mines are subject to the National Bituminous Coal Wage Agreement. The current five-year labor agreement is effective through December 31, 2006. Our subsidiaries withdrew from the Bituminous Coal Operators’ Association in early 2006 and will be negotiating their own labor agreement with the UMWA for mines located east of the Mississippi River.

Australia

The Australian coal mining industry is highly unionized and the majority of workers employed at our Australian Mining Operations are members of trade unions. The Construction Forestry Mining and Energy Union represents our hourly production employees. Our Australian hourly employees are approximately 4% of our hourly workforce and generated 4% of our total production in the year ended December 31, 2005. Negotiations are underway to renew the labor agreement at our Wilkie Creek Mine. The Eaglefield Mine operates under a labor agreement that expires in May 2007. The Burton and North Goonyella Mines operate under agreements due to expire in 2008.

Our operations could be adversely affected if we fail to appropriately secure our obligations.

U.S. federal and state laws and Australian laws require us to secure certain of our obligations to reclaim lands used for mining, to pay federal and state workers’ compensation, to secure coal lease obligations and to satisfy other miscellaneous obligations. The primary method for us to meet those obligations is to post a corporate guarantee (i.e. self bond) or to provide a third-party surety bond. As of September 30, 2006, we had $692.7 million of self bonds in place primarily for our reclamation obligations. As of September 30, 2006, we also had outstanding surety bonds with third parties of $487.0 million, of which $347.2 million was for post-mining reclamation, $80.1 million was for coal lease obligations and $59.7 million was for workers’ compensation and other obligations. These bonds are typically renewable on a yearly basis. Surety bond issuers and holders may not continue to renew the bonds or may demand additional collateral upon those renewals. Our failure to maintain, or inability to acquire, surety bonds or to provide a suitable alternative would have a material adverse effect on us. That failure could result from a variety of factors including the following:

•	lack of availability, higher expense or unfavorable market terms of new surety bonds;

•	restrictions on the availability of collateral for current and future third-party surety bond issuers under the terms of our indentures or senior unsecured credit facility; and

•	the exercise by third-party surety bond issuers of their right to refuse to renew the surety.

Our ability to self bond reduces our costs of providing financial assurances. To the extent we are unable to maintain our current level of self bonding, due to legislative or regulatory changes or changes in our financial condition, our costs would increase.

Our ability to operate our company effectively could be impaired if we lose key personnel or fail to attract qualified personnel.

We manage our business with a number of key personnel, the loss of a number of whom could have a material adverse effect on us. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. We cannot assure you that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel in the future. We do not have “key person” life insurance to cover our executive officers. Failure to retain or attract key personnel could have a material adverse effect on us.

Due to the current demographics of our mining workforce, a high portion of our current hourly employees are eligible to retire over the next decade. Failure to attract new employees to the mining workforce could have a material adverse effect on us.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations. Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers may materially adversely affect our operations. As a result, there could be delays or losses in transportation and deliveries of coal to our customers, decreased sales of our coal and extension of time for payment of accounts receivable from our customers. Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in the United States. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any, or a combination, of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

Our ability to collect payments from our customers could be impaired if their creditworthiness deteriorates.

Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. Our customer base has changed with deregulation as utilities have sold power plants to their non-regulated affiliates or third parties. These new power plant owners or other customers may have credit ratings that are below investment grade. If deterioration of the creditworthiness of our customers occurs, our $225.0 million accounts receivable securitization program and our business could be adversely affected.

Our certificate of incorporation and by-laws include provisions that may discourage a takeover attempt.

Provisions contained in our certificate of incorporation and by-laws and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our by-laws and certificate of incorporation impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. For example, a change of control of our company may be delayed or deterred as a result of the stockholders’ rights plan adopted by our board of directors. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control.

We may be unable to successfully integrate the acquired Excel operations and realize the full cost savings we anticipate.

The process of integrating the operations of the Excel coal mines could cause an interruption of, or loss of momentum in, the activities of the business or the development of new mines. Among the factors considered by our board of directors in approving the Excel Acquisition were anticipated cost savings and synergies that could result from such transaction. We cannot give any assurance that these savings and synergies will be realized within the time periods contemplated or at the expected costs or that they will be realized at all.

There may be unknown environmental or other risks inherent in the Excel Acquisition.

We may not be aware of all of the risks associated with the Excel Acquisition. Any discovery of adverse information concerning the coal mines acquired by the Excel Acquisition could have a material adverse effect on our business, financial condition and results of operations. We will need to make capital expenditures that may be significant to maintain the assets we acquired by the Excel Acquisition and to comply with regulatory requirements, including environmental laws.

Risks Related to the Convertible Debentures and Perpetual Preferred Stock

We will require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control.

Our ability to pay principal and interest on and to refinance our debt, including the convertible debentures, and to make payments in respect of the perpetual preferred stock, depends upon the operating performance of our subsidiaries, which may be affected by, among other things, general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond our control.

Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our credit facilities will be adequate to meet our future liquidity needs for at least the next year, barring any unforeseen circumstances that are beyond our control. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our credit facilities or otherwise in an amount sufficient to enable us to pay our indebtedness, including the convertible debentures, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the convertible debentures, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including the convertible debentures, on commercially reasonable terms, on terms acceptable to us or at all.

The convertible debentures will be subordinated to substantially all of our other debt.

The convertible debentures will be our unsecured obligations, ranking junior to all existing and future senior indebtedness (including all existing subordinated indebtedness but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business) of Peabody Energy Corporation, as described under “Description of the Convertible Debentures — Subordination.” This means that no direct or indirect payment, in cash, property or securities, by set-off or otherwise, may be made or agreed to be made on account of the convertible debentures or interest thereon, or in respect of any payment, redemption, retirement, purchase or other acquisition of the convertible debentures, if we default in the payment of any principal, or premium, if any, or interest on any senior indebtedness, or if an event of default occurs with respect to any senior indebtedness permitting the holders to accelerate the maturity thereof and written notice of such event of default, requesting that payments on the convertible debentures cease, is given to us by the holders of such senior indebtedness, unless and until such default in payment or event of default has been cured or waived or ceases to exist, provided that the subordination provisions will not limit the rights of the holders of the convertible debentures to convert their convertible debentures into perpetual preferred stock and common stock (but not cash). In addition, in connection with any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to us, our creditors or our property and in certain other circumstances, payments that would otherwise be made on the convertible debentures will generally be paid to the holders of senior indebtedness, or their representatives, in accordance with the priorities existing among these creditors at that time until the senior indebtedness is paid in full.

As of September 30, 2006, on a pro forma basis giving effect to (i) the convertible debentures offered hereby, (ii) the senior notes issued on October 12, 2006, (iii) borrowings under our senior unsecured credit facility and (iv) the application of the estimated net proceeds of these offerings and borrowings in connection therewith, including the consummation of the Excel Acquisition, our consolidated indebtedness, substantially all of which will rank senior to our obligations under the convertible debentures, aggregated approximately $3,290.8 million. The indenture places no limitation on the amount of additional indebtedness that we or any of our subsidiaries may incur. We expect to incur additional indebtedness in the future.

Due to the subordination provisions contained in the indenture governing the convertible debentures, in the event of our bankruptcy, insolvency or receivership, funds which we might otherwise use to pay the holders of the convertible debentures would instead be used to pay the holders of our indebtedness until such indebtedness was paid in full. As a result of such payments, the holders of such other indebtedness would likely recover more, ratably, than the holders of the convertible debentures in the event of our bankruptcy, insolvency or receivership, and holders of the convertible debentures might not receive anything at all.

We will be dependent on dividends and other discretionary distributions from our subsidiaries to make payments in respect of the convertible debentures and the perpetual preferred stock. The convertible debentures and the perpetual preferred stock will be structurally subordinated to all indebtedness of our subsidiaries.

We will be dependent on dividends and other discretionary distributions from our subsidiaries to make payments in respect of the convertible debentures and the perpetual preferred stock. We derive substantially all of our revenues from our subsidiaries. All obligations of our subsidiaries would have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us. As of September 30, 2006, on a pro forma basis giving effect to (i) the convertible debentures offered hereby, (ii) the senior notes issued on October 12, 2006, (iii) borrowings under our senior unsecured credit facility and (iv) the application of the estimated net proceeds of these offerings and borrowings in connection therewith, including the consummation of the Excel Acquisition, our subsidiaries would have had total third party indebtedness and other liabilities (including trade payables and accrued expenses) of approximately $3,290.8 million.

We also have joint ventures and subsidiaries in which we own less than 100% of the equity so that, in addition to the structurally senior claims of creditors of those entities, the equity interests of our joint venture partners or other shareholders in any dividend or other distribution made by these entities would need to be satisfied on a basis proportionate to our interest. These joint ventures and less-than-wholly-owned subsidiaries may also be subject to contractual or regulatory restrictions that limit their ability to distribute cash to us and, as a result, we may not be able to access their cash flows to help service the convertible debentures or to pay dividends on the perpetual preferred stock.

You will not have any claim as a creditor against our subsidiaries, and indebtedness and other liabilities, including trade payables, whether secured or unsecured, of our subsidiaries will effectively be senior to your claims against those subsidiaries.

Despite our and our subsidiaries’ current level of indebtedness, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Our senior unsecured credit facility provides borrowing capacity of $2.75 billion, consisting of a $1.8 billion revolving credit facility and a $950.0 million term loan facility. The term loan facility consists of a $440.0 million tranche, which has been drawn to replace our prior term loan facility, and a $510.0 million delayed draw term loan sub-facility, which has been fully drawn to provide a portion of the funding for the Excel Acquisition. If we incur any additional indebtedness that ranks equal to the convertible debentures, the holders of such indebtedness will be entitled to share ratably with the holders of the convertible debentures in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you. If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

We may elect, or be required, to extend the date scheduled for payments of interest in respect of the convertible debentures and dividends in respect of the perpetual preferred stock and funds for those payments may be restricted.

We may defer interest payments on the convertible debentures in our sole discretion (subject to the limitations described under “Description of the Convertible Debentures — Option to Defer Interest Payments”) and dividends in respect of the perpetual preferred stock will be payable only when, as and if declared by our board of directors.

In addition, if we fail to achieve specified leverage and interest coverage ratios, a mandatory trigger event will occur and we will be required to defer interest payments on the convertible debentures, and prohibited from declaring dividends in respect of the perpetual preferred stock, except to the extent that such payments are funded through the sale of qualifying warrants or qualifying preferred stock in accordance with and subject to the warrant and preferred stock settlement mechanism. We are not required to sell qualifying warrants or qualifying preferred stock, and we will not do so, during any market disruption event. In addition, we will not be required to sell qualifying warrants or permitted to sell qualifying preferred stock to the extent that doing so would exceed the warrant cap or the preferred stock cap described under “Description of the Convertible Debentures — Warrant and Preferred Stock Settlement Mechanism.”

Our ability to raise proceeds to pay interest on the convertible debentures or dividends on the perpetual preferred stock by selling qualifying warrants or qualifying preferred stock will depend on, among other things, market conditions at the time, our financial performance and a variety of other factors beyond our control, including our ability to obtain any required consents or approvals, such as any corporate, governmental or regulatory authorization that may be required. Accordingly, there could be circumstances where we would wish to pay interest on the convertible debentures or dividends on the perpetual preferred stock and sufficient cash is available for that purpose, but we may not because we have been unable to obtain proceeds from sales of qualifying warrants or qualifying preferred stock sufficient for that purpose. In addition, our ability to pay dividends on the perpetual preferred stock is further restricted by Delaware law, which limits the funds legally available for that purpose, as described under “Description of the Perpetual Preferred Stock — Limitations on Declaration of Dividends.” Restrictions on dividend payments may also be imposed by our present or future debt instruments.

During any deferral period in respect of the convertible debentures, interest will accrue and compound on the convertible debentures at the applicable interest rate, though there is no guarantee that such compounded interest will sufficiently compensate you for your loss as a result of us not making scheduled interest payments, or that we will be able to pay deferred interest and such compounded interest at the time we are no longer permitted to defer payment. See “Description of the Convertible Debentures — Option to Defer Interest Payments.” Dividends in respect of the perpetual preferred stock are not subject to compounding.

Your rights with respect to deferred interest in respect of the convertible debentures or accumulated dividends in respect of the perpetual preferred stock will be limited in the event of our bankruptcy, insolvency or receivership.

In the event of our bankruptcy, insolvency or receivership, whether voluntary or not, any claim in respect of interest that accrued during a mandatory interest deferral period in excess of two years of accrued and unpaid interest (including any compounded interest thereon) on the convertible debentures will be extinguished. In addition, in the event of our liquidation, winding up or dissolution, whether voluntary or not, holders of perpetual preferred stock will have no claim in respect of amounts representing dividends that accumulated while a mandatory trigger event occurred and was continuing, to the extent the amount of such dividends exceeds two years of accumulated and unpaid dividends on the perpetual preferred stock.

If the holders of the convertible debentures or our perpetual preferred stock, as applicable, amend or waive our covenants to mandatorily defer interest or refrain from declaring a dividend under certain circumstances or to pay interest or dividends only with proceeds from the sale of qualifying warrants or qualifying preferred stock while a mandatory trigger event continues, our credit ratings may be negatively affected.

The provisions of the convertible debentures and (other than as required by Delaware law) the provisions of the perpetual preferred stock that limit the circumstances under which we may pay interest or dividends, or the funds we may use to do so, may be amended, and compliance with these covenants may be waived, by the holders of a majority of the aggregate principal amount of the convertible debentures or a majority of the aggregate liquidation preference of the perpetual preferred stock, as the case may be. No holder of our senior indebtedness or senior subordinated indebtedness will have the right to enforce these covenants (although the capital replacement covenant described under “Capital Replacement — The Capital Replacement Covenant” is enforceable by holders of a specified series of our long-term indebtedness that ranks senior to the convertible debentures). Although, in the short term, holders of the convertible debentures or the perpetual preferred stock may have an economic incentive to waive these covenants in order to receive current or deferred interest or dividends, as the case may be, if such covenants are waived and we pay interest or dividends other than in accordance with the terms of the relevant securities, our credit ratings could be negatively affected, which in turn, might have an adverse effect on our business and financial condition and on the market values of the convertible debentures and the perpetual preferred stock.

The convertible debentures are convertible into cash and common stock only after a notice of redemption or upon a non-stock change of control.

You will be entitled to convert your convertible debentures only under specified circumstances, and conversions of the convertible debentures other than after a notice of redemption or upon a non-stock change of control will be settled through the delivery of perpetual preferred stock rather than cash or common stock (except that you will be entitled to receive shares of common stock in respect of the amount, if any, by which the conversion value of the convertible debentures exceeds their principal amount). The perpetual preferred stock may trade at a discount to the convertible debentures as a result of the fact that dividends are payable in respect of the preferred stock at a lower rate than the interest payable in respect of the convertible debentures, the greater subordination of the perpetual preferred stock, discretionary nature of the declaration of dividends in respect of the perpetual preferred stock and the non-convertible nature of the perpetual preferred stock. You will only be able to convert your convertible debentures if the applicable conditions are met, and upon any conversion you may not receive the value of the shares of common stock represented by the conversion ratio applicable to the convertible debentures.

The trading price of the perpetual preferred stock issued upon conversion of the convertible debentures may be less than the $1,000 principal amount of the convertible debentures.

The dividend rate and other terms of the perpetual preferred stock received upon conversion may not be the same as the terms of similar securities issued at the time. As a result, the perpetual preferred stock may trade at prices below the $1,000 liquidation preference per share of perpetual preferred stock. Additionally, if holders convert their convertible debentures at a time when few convertible debentures have been or are being converted, there may be no liquid market for the perpetual preferred stock.

The price of our common stock, and therefore of the convertible debentures, may fluctuate significantly.

Stock markets have experienced significant price and trading volume fluctuations, and the market prices of companies in our industry have been volatile. It is impossible to predict whether the price of our common stock will rise or fall. Trading prices of our common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of common stock by us, or the perception that such sales could occur, could affect the price of our common stock and make it more difficult for us to raise funds through future offerings of equity securities. In addition, because the convertible debentures are convertible and the conversion value in relation to any conversion will depend upon the price of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the convertible debentures.

Future sales of our preferred stock and common stock in the public market could adversely affect the trading price of our perpetual preferred stock and common stock and the value of the convertible debentures and our ability to raise funds in new stock offerings.

Future sales of substantial amounts of our preferred stock, our common stock or other equity-related securities in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of the perpetual preferred stock and our common stock and the value of the convertible debentures and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future sales of equity or equity-related securities, will have on the trading price of our perpetual preferred stock or our common stock or the value of the convertible debentures.

If we increase the cash dividend on our common stock and an adjustment to the conversion rate results, you will generally be deemed to have received a taxable dividend without the receipt of any cash.

If we increase the cash dividend on our common stock and an adjustment to the conversion rate results, you will generally be deemed to have received a taxable dividend subject to U.S. federal income tax even though you have not received any cash or property. If you are a non-U.S. holder (as defined in “Certain U.S. Federal Income and Estate Tax Considerations”), such deemed dividend may be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. See “Certain U.S. Federal Income and Estate Tax Considerations.”

We anticipate that brokers and financial institutions acting as withholding agents will withhold tax at a 30% rate (or lower treaty rate) on interest payments to non-U.S. holders of the convertible debentures.

Although we intend to take the position that the convertible debentures are indebtedness for U.S. federal income tax purposes, we anticipate that brokers and financial institutions acting as withholding agents will withhold tax at a 30% rate (or lower treaty rate) on interest payments on the convertible debentures paid to non-U.S. holders. Assuming the IRS does not challenge the treatment of the convertible debentures as indebtedness, non-U.S. holders should be able to claim a refund for any such withholding, provided such interest would be eligible for the portfolio interest exemption (as defined under “Certain U.S. Federal Income and Estate Tax Considerations”). If however, contrary to our position, the convertible debentures were recharacterized as equity, holders would not be able to claim any such refund and payments on the convertible debentures would generally be subject to the 30% U.S. federal withholding tax (or lower treaty rate) discussed above. See “Certain U.S. Federal Income and Estate Tax Considerations.” Accordingly, an investment in the convertible debentures may not be suitable for non-U.S. holders. Non-U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the convertible debentures.

If interest payments are deferred, holders will be required to recognize income for U.S. federal income tax purposes in advance of the receipt of cash attributable to such income, and deferral could adversely affect the trading price of the convertible debentures.

If interest on the convertible debentures is deferred, you will be required to recognize interest income for U.S. federal income tax purposes (in the form of original issue discount, determined on a constant yield method) before you receive the cash attributable to such income. In addition, you may not receive this cash if you sell the convertible debentures before any payments are made in satisfaction of deferred interest. See “Certain U.S. Federal Income and Estate Tax Considerations — Interest Income and Original Issue Discount” and “Certain U.S. Federal Income and Estate Tax Considerations — Sale and Retirement of Convertible Debentures.”

We have no current intention of exercising our right to defer payments of interest on the convertible debentures and do not expect that payments of interest on the convertible debentures will be deferred as a result of a mandatory trigger event. However, should interest on the convertible debentures be deferred, either because we exercise our right to defer interest or because of the occurrence of a mandatory trigger event, the market price of the convertible debentures is likely to be affected adversely. In addition, the existence of our right to defer payments of interest on the convertible debentures or the fact that payments of interest on the convertible debentures will be deferred upon the occurrence of a mandatory trigger event may mean that the market price for the convertible debentures may be more volatile than other securities that do not provide for this right or possibility of deferral.

The conversion rate of the convertible debentures may not be adjusted for all diluting events that may adversely affect the trading price of the convertible debentures or perpetual preferred stock issued upon conversion of the convertible debentures.

The conversion rate of the convertible debentures is subject to adjustment upon the occurrence of certain events, including the issuance of stock dividends on our common stock, the issuance of rights or warrants, the payment of certain cash dividends on our common stock and our purchase of our common stock in certain tender or exchange offers, as described under “Description of the Convertible Debentures — Conversion Procedures — Conversion Rate Adjustments.” The conversion rate will not be adjusted for certain other events, such as third party tender or exchange offers, that may adversely affect the trading price of the convertible debentures or the perpetual preferred stock issued upon conversion of the convertible debentures.

The increase in the conversion rate upon the occurrence of a non-stock change of control may not adequately compensate you.

If a non-stock change of control (as defined herein) occurs on or prior to December 20, 2036, the conversion rate of the convertible debentures may be increased for a period of 35 days, as set forth under

“Description of the Convertible Debentures — Conversion Procedures — Determination of the Make-Whole Amount.” Although any such increase in the conversion rate is intended to compensate holders of convertible debentures for the lost option value of their convertible debentures, it may not adequately compensate holders for such loss.

The terms of the convertible debentures will not contain restrictive covenants and provide only limited protection in the event of a change of control.

The indenture under which the convertible debentures will be issued will not contain restrictive covenants that would protect you from several kinds of transactions that may adversely affect you. In particular, the indenture will not contain covenants that will limit our ability to pay dividends or make distributions on or redeem our capital stock (except during a deferral period) or limit our ability to incur additional indebtedness and, therefore, may not protect you in the event of a highly leveraged transaction or other similar transaction. Your ability to convert your convertible debentures and receive cash and, to the extent that the conversion value exceeds the principal return, shares of common stock is limited to the transactions specified in the definition of a “non-stock change of control” under “Description of the Convertible Debentures — Conversion Rights — Conversion Upon a Change of Control.” Similarly, the circumstances under which we are required to adjust the conversion rate upon the occurrence of a “non-stock change of control” are limited to circumstances in which a convertible debenture is converted in connection with such a transaction as set forth under “Description of the Convertible Debentures — Conversion Rights — Conversion Upon a Change of Control” and “Description of the Convertible Debentures — Conversion Procedures — Determination of the Make-Whole Amount.” Accordingly, subject to restrictions contained in our other debt agreements, we could enter into certain transactions, such as acquisitions, refinancings or recapitalizations, that could affect our capital structure and the value of the convertible debentures and common stock but would not constitute a non-stock change of control under the convertible debentures.

We may not be able to deliver cash owed in respect of conversion upon a non-stock change of control.

Upon a non-stock change of control, holders of the convertible debentures will be permitted to tender their convertible debentures for conversion into cash and, if applicable, shares of our common stock. However, if a non-stock change of control occurs and holders tender their convertible debentures for conversion, we may not have sufficient cash to pay the required cash conversion consideration at that time and, even if we have sufficient cash, we may be prohibited from making cash payments to holders of the convertible debentures unless waivers or consents are obtained. In the event that we do not have sufficient cash to make required payments, we may be required to seek third-party financing to do so. We may not be able to obtain such financing on commercially reasonable terms, on terms acceptable to us or at all. Moreover, we have other indebtedness, including our senior notes, which might also be subject to cash repayment in the event of a change of control and future debt agreements may include similar provisions.

A change of control may also result in an event of default under our credit facilities, which could cause the acceleration of our other indebtedness, in which case, we would be required to repay in full our senior indebtedness before we pay cash conversion consideration in respect of the convertible debentures. Our future indebtedness may also contain restrictions on our ability to pay such cash consideration upon certain events, including transactions that could constitute a change of control. Our failure to pay cash conversion consideration would constitute an event of default under the indenture and would have a material adverse effect on our financial condition.

Holders of the convertible debentures will have no rights as preferred or common shareholders until they acquire perpetual preferred stock or common shares upon conversion.

Until a holder acquires shares of perpetual preferred stock and common stock, if any, upon conversion, such holder will have no rights with respect to our capital stock, including voting rights, rights to respond to tender offers, and rights to receive dividends or other distributions on our capital stock. Upon conversion, a holder will be entitled to exercise the rights of a holder of perpetual preferred stock and common stock, to the extent issued upon a conversion, only as to matters for which the record date occurs after the holder receives shares following the conversion reference period. For example, in the event that an amendment is proposed to our bylaws or certificate of incorporation, requiring shareholder approval, and the record date for determining the common shareholders of record entitled to vote on the amendment occurs prior to the holder receiving shares of common stock, to the extent issued upon a conversion, the converting holder will not be entitled to vote on the amendment, although it will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock. In addition, holders of perpetual preferred stock will have no voting rights except as expressly provided herein or otherwise required by the laws of the State of Delaware from time to time.

We may not pay our indebtedness under the convertible debentures on the scheduled maturity date.

Under the indenture, we will be required, on December 15, 2041, the scheduled maturity date, and, to the extent applicable, on each successive interest payment date thereafter and before the final maturity date of the convertible debentures on December 15, 2066, to use our commercially reasonable efforts, subject to the occurrence of a market disruption event (as defined under “Description of the Convertible Debentures — Warrant and Preferred Stock Settlement Mechanism”), to raise sufficient net proceeds from the issuance of qualifying capital securities to permit payment of the convertible debentures in full. However, we cannot assure you that we will be able to sell sufficient qualifying capital securities or any qualifying capital securities at all. In addition to market disruption events, our ability to sell qualifying capital securities may be affected by market conditions, our financial performance and a variety of other factors beyond our control, including our ability to obtain any required consents or approvals, such as any corporate, governmental or regulatory authorization that may be required. Finally, even in the absence of a market disruption event, we may fail to use our commercially reasonable best efforts to sell qualifying capital securities or pay the indebtedness under the convertible debentures and this will not result in an event of default. See “— Holders of the convertible debentures have limited rights to accelerate payment of the convertible debentures under the indenture.”

Any remarketing of perpetual preferred stock may not succeed.

After December 15, 2046, or earlier upon the first occurrence of a change of control, holders of the perpetual preferred stock received upon conversion may elect to have such perpetual preferred stock remarketed. However, we cannot assure you that any such remarketing will succeed. If a remarketing does not succeed, holders of perpetual preferred stock will keep their perpetual preferred stock but the dividend rate applicable thereto will be reset in a manner that may disadvantage holders.

In addition, in the event of a transaction that does not constitute a change of control or in the event that a change of control has already occurred as to which there has been a remarketing, we will not remarket the perpetual preferred stock, even though such transaction could increase the amount of our indebtedness, or otherwise adversely affect our capital structure, thereby adversely affecting holders of perpetual preferred stock.

Holders of the convertible debentures have limited rights to accelerate payment of the convertible debentures under the indenture.

Holders of the convertible debentures or the trustee may accelerate payment of principal and accrued and unpaid interest on the convertible debentures only upon the occurrence of an event of default under the indenture. These events of default are:

•	default for 30 calendar days in the payment of any interest on the convertible debentures, including any compounded interest, when it becomes due and payable (however, a default under this bullet will not occur if we have deferred interest, as permitted under the indenture, in connection with an optional or mandatory deferral);

•	deferral of interest on the convertible debentures, due to optional deferral or mandatory deferral, or a combination thereof, that continues for 10 consecutive years after the date on which we began the deferral of interest, without all accrued and unpaid interest, including any compounded interest, having been paid in full within 30 days after the tenth anniversary of the commencement of such deferral;

•	default in the payment of the principal of the convertible debentures when due; and

•	certain events of bankruptcy, insolvency and reorganization, whether voluntary or not.

A default by us or by any of our subsidiaries on any of our or their indebtedness, respectively, or acceleration of any such indebtedness, will not result in a cross-default or cross-acceleration of the convertible debentures.

Events of default do not include failure to comply with or breach of our other covenants in the indenture applicable to the convertible debentures, including the covenant to sell qualifying warrants or qualifying preferred stock through the warrant and preferred stock settlement mechanism to pay deferred interest. For example, if we are required to sell qualifying warrants or qualifying preferred stock, but we decide not to sell shares even though no market disruption event has occurred and neither the warrant cap nor the preferred stock cap would be breached by our sale of additional qualifying warrants or qualifying preferred stock as the case may be, it will not be an event of default under the indenture and holders will have limited remedies against us. Accordingly, a covenant breach, other than the events of default described above, will not result in the acceleration of payment of the convertible debentures. Although failure to comply with such other covenants could give rise to a claim against us relating to the specific breach, the remedy of holders of the convertible debentures may be limited to direct monetary damages, if any. In addition, only the trustee or the holders of a majority of the convertible debentures, if the trustee fails to institute such a proceeding, may institute a proceeding against us on account of any such breach. Furthermore, the indenture will not require the trustee to take any action in case of such a breach (other than to give notice of default under specified circumstances) unless so directed by holders. See “Description of the Convertible Debentures — Events of Default.”

Trading prices of the convertible debentures may not reflect the value of accrued and unpaid interest on the convertible debentures and trading prices of the perpetual preferred stock may not reflect the value of accumulated dividends. Our right or obligation to defer interest payments on the convertible debentures or not to declare dividends in respect of the perpetual preferred stock may cause the respective market prices of such securities to decline.

If we defer interest payments on the convertible debentures in the future, or do not declare dividends in respect of the perpetual preferred stock, the market prices of those securities may not fully reflect the value of accrued but unpaid interest or accumulated dividends thereon. If you sell convertible debentures or perpetual preferred stock during a deferral period, you may not receive the same return on investment as someone who continues to hold those securities. We have no current intention of deferring interest payments on the convertible debentures. However, the existence of our rights and obligations to defer interest payments on the convertible debentures and dividends on the perpetual preferred stock may mean that their market price will be more volatile than the market prices of other securities that are not subject to these rights and obligations.

The rating agencies that rate the convertible debentures may change their rating methodologies, including their views on “notching” practices, which could result in a downgrade of the convertible debentures.

The rating methodologies for securities with features similar to the convertible debentures are still developing and the rating agencies may change their methodologies in the future. These changes may include (but are not limited to) the relationship between ratings assigned to an issuer’s senior securities and ratings assigned to securities with features similar to the convertible debentures, sometimes called “notching.” If any of the rating agencies were to change their practices for rating such securities in the future and one or more of the ratings of the convertible debentures were subsequently downgraded as a result of such changes, the trading price of the convertible debentures may be negatively affected.

Your ability to transfer the convertible debentures or the perpetual preferred stock may be limited by the absence of an active trading market.

We do not intend to apply for listing or quotation of the convertible debentures or the perpetual preferred stock on any securities exchange or stock market, although we expect that the convertible debentures and the perpetual preferred stock will be eligible for trading in DTC’s same-day funds settlement system. The liquidity of any market for the convertible debentures or the perpetual preferred stock will depend on a number of factors, including:

•	the number of holders of convertible debentures or the perpetual preferred stock;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the convertible debentures or the perpetual preferred stock; and

•	prevailing interest rates.

Historically, the market for convertible debt securities has been subject to disruptions that have caused volatility in price. We cannot assure you that the market for the convertible debentures will be free from disruptions. Any disruptions could have an adverse effect on holders of the convertible debentures.

In addition, perpetual preferred stock issued upon conversion of convertible debentures in respect of which interest payments have been deferred or perpetual preferred stock issued on a date other than a dividend payment date may initially bear a different amount of accumulated dividends than, and therefore not be fungible with, perpetual preferred stock issued on other dates, if any. Any such perpetual preferred stock will be issued under a separate CUSIP number. Non-fungibility may adversely affect the liquidity of the perpetual preferred stock.

Provisions of the convertible debentures could discourage an acquisition of us by a third party.

Certain provisions of the convertible debentures could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a change of control, holders of the convertible debentures will have the right, at their option, to convert and thereby require us to pay the principal amount of such converted debentures in cash. In addition, the occurrence of certain change of control transactions may result in the convertible debentures becoming convertible for additional shares or result in antidilution adjustments that may have the effect of making an acquisition of us less attractive.

USE OF PROCEEDS

We estimate that our net proceeds from our sale of the convertible debentures in this offering, after deducting underwriting discounts and estimated expenses of the offering, will be approximately $      million. We intend to use these net proceeds to repay indebtedness, including reducing indebtedness currently outstanding under our revolving credit facility and term loan facility, each of which were used to finance, in part, the Excel Acquisition, and for working capital and general corporate purposes. Our revolving credit facility commitment is scheduled to terminate and the loans thereunder are scheduled to mature in September 2011, and our term loan facility is schedule to mature in September 2011. As of December 5, 2006, the floating interest rate on both our revolving credit facility and our term loan facility was 6.3%. Affiliates of Lehman Brothers, Morgan Stanley and Citigroup and certain of the other underwriters are lenders under these facilities and accordingly, will receive a portion of the proceeds of this offering. See “Underwriting.” For a more detailed description of these facilities, see “Description of Other Indebtedness — Credit Facilities.”

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the New York Stock Exchange and trades under the symbol “BTU.” The following table sets forth, for the periods indicated, the high and low sales prices per share as reported by the New York Stock Exchange, retroactively adjusted to reflect two-for-one stock splits effective February 22, 2006 and March 30, 2005.

	Common Stock Price
	High	Low

Year Ended December 31, 2003:
First quarter	$7.40	$6.13
Second quarter	8.78	6.68
Third quarter	8.41	7.15
Fourth quarter	10.75	7.84
Year Ended December 31, 2004:
First quarter	12.65	9.11
Second quarter	14.00	10.44
Third quarter	15.11	12.69
Fourth quarter	21.70	13.51
Year Ended December 31, 2005:
First quarter	25.47	18.37
Second quarter	28.23	19.68
Third quarter	43.03	26.01
Fourth quarter	43.48	35.22
Year Ended December 31, 2006:
First quarter	52.54	41.24
Second quarter	76.29	46.81
Third quarter	59.90	32.94
Fourth quarter (through December 12, 2006)	48.59	34.05

On December 12, 2006, the last reported sale price for our common stock was $45.81 per share.

DIVIDEND POLICY

We currently declare and pay quarterly dividends of $0.06 per share. The declaration and payment of dividends and the amount of dividends will depend on our results of operations, financial condition, cash requirements, future prospects, any limitations imposed by our debt instruments and other factors deemed relevant by our board of directors. The payment of dividends is currently restricted by the terms of our senior unsecured credit facility and the indentures governing our existing senior notes. However, we presently expect that dividends will continue to be paid.

CAPITALIZATION

The following table sets forth our consolidated historical capitalization at September 30, 2006 on an actual basis and as adjusted to give effect to (i) the $500 million aggregate principal amount of convertible debentures offered hereby, (ii) the issuance of $650 million aggregate principal amount of 7 3/8% senior notes due 2016 and $250 million aggregate principal amount of 7 7/8% senior notes due 2026 in a public offering on October 12, 2006, (iii) borrowings under our senior unsecured credit facility and (iv) the application of the estimated net proceeds of these offerings and borrowings in connection therewith, including the consummation of the Excel Acquisition. The calculations under the “Adjustments” and “Pro Forma as Adjusted” columns of the table assume the successful completion of this offering and the application of the net proceeds as described in “Use of Proceeds.”

You should read this table in conjunction with our financial statements and the notes to those statements appearing elsewhere in this prospectus supplement, “Summary Financial and Operating Data,” “Use of Proceeds” and the unaudited pro forma financial information and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated herein by reference.

	As of September 30, 2006
		Excel	Current
		Acquisition	Offering	Pro Forma
	Actual	Adjustments(1)	Adjustments	as Adjusted
	(Dollars in thousands)
	(Unaudited)

Cash and cash equivalents	$317,405	$41,146	$—	$358,551

Revolving credit facility(2)	$312,000	$106,175	$(418,175)	$—
Term loan under senior unsecured credit facility	440,000	—	—	440,000
Delayed draw term loan under senior unsecured credit facility	—	510,000	(70,575)	439,425
7 3/8% Senior Notes due 2016	—	650,000	—	650,000
7 7/8% Senior Notes due 2026	—	246,883	—	246,883
6 7/8% Senior Notes due 2013(3)	633,802	—	—	633,802
5 7/8% Senior Notes due 2016	231,845	—	—	231,845
5% Subordinated Note	58,805	—	—	58,805
Convertible Debentures offered hereby	—	—	500,000	500,000
Other long-term debt(4)	26,151	63,839	—	89,990

Total debt	1,702,603	1,576,897	11,250	3,290,750
Minority interests	15,506	18,298	—	33,804
Stockholders’ equity(5):
Preferred stock	—	—	—	—
Common stock	2,667	—	—	2,667
Additional paid-in capital	1,562,113	—	—	1,562,113
Retained earnings	956,790	—	—	956,790
Accumulated other comprehensive income (loss)	(48,245)	1,011	—	(47,234)
Treasury stock	(103,693)	—	—	(103,693)

Total stockholders’ equity	2,369,632	1,011	—	2,370,643

Total capitalization	$4,087,741	$1,596,206	$11,250	$5,695,197

(1)	Assumes repayment of Excel’s revolving credit facility and Excel’s Senior Notes. We may elect not to pay off all or a portion of Excel’s Senior Notes, in which case a further reduction of term loan balances would occur.

(2)	Our revolving credit facility provides for maximum borrowings and/or letters of credit of up to $1.8 billion. As of September 30, 2006, we had $312.0 million of loans outstanding and we had letters of credit of $398.8 million outstanding under our revolving credit facility.

(3)	Includes $16.2 million for the fair value of interest rate swaps related to the 6 7/8% Senior Notes.

(4)	Includes Excel’s capital lease obligations.

(5)	As of September 30, 2006, there were 9.6 million stock options outstanding, of which 2.7 million were vested and exercisable.

DESCRIPTION OF OTHER INDEBTEDNESS

The following are summaries of the material terms and conditions of our principal indebtedness.

Credit Facilities.

On September 15, 2006, we entered into a third amended and restated credit agreement (as amended or otherwise modified from time to time) with Bank of America, N.A., as administrative agent, Citibank, N.A., as syndication agent, and the lenders named therein, which amends and restates in full our existing second amended and restated credit agreement, dated as of March 21, 2003 (as amended or otherwise modified from time to time), with Fleet National Bank, as administrative agent, Wachovia Bank N.A. and Lehman Commercial Paper Inc., each as syndication agent, Fleet Securities, Inc., Wachovia Securities, Inc. and Lehman Brothers Inc., each as arranger, Morgan Stanley Senior Funding, Inc. and U.S. Bank N.A., each as documentation agents and the lenders from time to time party thereto.

Our senior unsecured credit facility under the third amended and restated credit agreement provides for a $1.8 billion revolving credit facility and a $950.0 million term loan facility. The revolving credit facility includes capacity available for borrowing and the issuance of letters of credit and also includes a $50.0 million sub-facility available for same-day swingline loan borrowings. The term loan facility consists of a $440.0 million portion, which was drawn at closing, and a $510.0 million delayed draw term loan sub-facility, which was drawn after closing to provide a portion of the funding for the Excel Acquisition. Loans under the senior unsecured credit facility are available to us in U.S. dollars, with a sub-facility under the revolving credit facility available to us in Australian dollars, pounds sterling and Euros. Letters of Credit under the revolving credit facility are available to us and our subsidiaries in U.S. dollars with a sub-facility available in Australian dollars, pounds sterling and Euros. Extensions of credit under the senior unsecured credit facility are available to finance the Excel Acquisition and related fees and expenses, the financing of other capital expenditures, the refinancing of obligations under our existing credit facilities and our ongoing working capital and other corporate purposes. Availability of the revolving credit facility is subject to satisfaction of certain customary conditions. The revolving credit facility commitment is scheduled to terminate and the loans thereunder are scheduled to mature in September 2011. The term loan facility is scheduled to mature in September 2011.

All borrowings under the senior unsecured credit facility (other than swingline borrowings and borrowing denominated in currencies other than U.S. dollars) bear interest, at our option, at either: (A) a “base rate” equal to, for any day, the higher of: (a) 0.50% per year above the overnight federal funds effective rate, as published by the Federal Reserve Bank of New York, as in effect from time to time; and (b) the annual rate of interest in effect for that day as publicly announced by the administrative agent under the senior unsecured credit facility as its “prime rate” or (B) a “eurocurrency rate” equal to the rate (adjusted for reserve requirements, deposit insurance assessment rates and other regulatory costs for eurocurrency liabilities) at which eurocurrency deposits in the relevant currency for the relevant interest period (which will be one, two, three, six or, subject to availability, nine or 12 months, as selected by us) are offered in the interbank eurodollar market, as determined by the administrative agent under the senior unsecured credit facility, plus in each case a rate, dependent on the ratio of our debt as compared to our adjusted consolidated EBITDA, ranging from 0.50% to 0% per year for borrowings bearing interest at the “base rate” and from 1.50% to 0.50% per year for borrowings bearing interest at the “Eurocurrency Rate.” Swingline borrowings will bear interest at a “BBA LIBOR” rate equal to the rate (adjusted for reserve requirements, deposit insurance assessment rates and other regulatory costs for eurocurrency liabilities) at which deposits in the relevant currency for a one month term are offered in the interbank eurodollar market, as determined by the administrative agent, plus a rate, dependent on the ratio of our debt as compared to our adjusted consolidated EBITDA, ranging from 1.50% to 0.50% per year. Borrowings denominated in currencies other than U.S. dollars will bear interest at the Eurocurrency Rate.

We will be required to pay interest on borrowings bearing interest at the “eurocurrency rate” at the end of the selected interest period but no less frequently than quarterly. For borrowings bearing interest at the “base rate,” we will be required to pay interest quarterly.

We pay a usage-dependent commitment fee on the available unused commitment under the revolving credit facility. The fee is dependent upon the ratio of our debt compared to our adjusted consolidated EBITDA and ranges from 0.125% to 0.300% of the available unused commitment. For purposes of calculating the commitment fee, swingline loans are not considered usage of the revolving credit facility. The fee accrues quarterly in arrears and is payable on the last business day of each March, June, September and December.

We also pay a letter of credit fee calculated at a rate, dependent on the ratio of our debt as compared to our adjusted consolidated EBITDA, ranging from 1.50% to 0.50% per year of the undrawn amount of each letter of credit and a fronting fee equal to 0.125% per year of the undrawn amount of each letter of credit. These fees are payable quarterly in arrears on the first business day of each March, June, September and December. In addition, we will also pay customary transaction charges in connection with any letters of credit.

The rates that depend on the ratio of our debt as compared to our adjusted consolidated EBITDA range from the high rate specified if the ratio is greater than or equal to 3.25 to 1.0 to the low rate specified if the ratio is less than 1.0 to 1.0.

The $950.0 million term loan facility is subject to quarterly amortization of 5.0% per year commencing on March 31, 2007, with the final payment of all amounts outstanding (including accrued interest) being due in September 2011.

The third amended and restated credit agreement imposes certain restrictions on us, including restrictions on our ability to: incur or suffer to exist debt or provide guarantees; grant or suffer to exist liens; enter into agreements with negative pledge clauses; pay dividends or make other distributions in respect of capital stock; make loans, investments, advances and acquisitions; sell our assets; make redemptions and repurchases of capital stock or otherwise return capital; liquidate or dissolve; engage in mergers or consolidations; engage in affiliate transactions; change our business; and restrict distributions from subsidiaries. In addition, the senior unsecured credit facility provides that we must meet or exceed certain interest coverage ratios and must not exceed certain leverage ratios. The senior unsecured credit facility also includes customary events of default.

If an event of default under our senior unsecured credit facility occurs and is continuing, the commitments thereunder may be terminated and the principal amount outstanding thereunder, together with all accrued unpaid interest and other amounts owed thereunder, may be declared immediately due and payable and any letters of credit outstanding may be required to be cash collateralized.

A substantial number of our direct and indirect domestic subsidiaries guarantee our obligations under the senior unsecured credit facility.

Our obligations under the senior unsecured credit facility and the related guarantee obligations of our subsidiaries are unsecured.

7 3/8% Senior Notes due 2016 and 7 7/8% Senior Notes due 2026

On October 12, 2006, we issued $650 million aggregate principal amount in senior notes, which bear interest at 7 3/8% and are due in November 2016 and $250 million aggregate principal amount in senior notes, which bear interest at 7 7/8% and are due in November 2026. Interest on the notes is payable each May 1 and November 1. The notes, which are unsecured, are guaranteed by all our existing domestic subsidiaries, subject to certain exceptions. In addition, any domestic subsidiary that executes a guarantee under our senior unsecured credit facility will be required to guarantee the notes. The indentures governing the senior notes contain covenants that, among other things, limit our ability to create liens and enter into sale and lease-back transactions. The notes are redeemable at any time at a redemption price equal to 100% of the principal amount plus a make-whole premium (as set forth in the indenture).

5 7/8% Senior Notes due 2016

As of September 30, 2006, we had outstanding $231.8 million aggregate principal amount in senior notes, which bear interest at 5 7/8% and are due in April 2016. Interest on the notes is payable each April 15 and October 15. The notes, which are unsecured, are guaranteed by our “restricted subsidiaries” as defined in the indenture governing the senior notes. The indenture contains covenants that, among other things, limit our ability to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, make other restricted payments and investments, create liens, sell assets and merge or consolidate with other entities. Many of these covenants will terminate if two specified ratings agencies assign the senior notes investment grade ratings and no event of default exists under the indenture governing these senior notes. The notes are redeemable prior to April 15, 2009 at a redemption price equal to 100% of the principal amount plus a make-whole premium (as defined in the indenture) and on or after April 15, 2009 at fixed redemption prices as set forth in the indenture.

6 7/8% Senior Notes due 2013

As of September 30, 2006, we had outstanding $650 million aggregate principal amount in senior notes, which bear interest at 6 7/8% and are due in March 2013. Interest on the notes is payable each March 15 and September 15. The notes, which are unsecured, are guaranteed by our “restricted subsidiaries” as defined in the indenture governing the senior notes. The indenture contains covenants that, among other things, limit our ability to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, make other restricted payments and investments, create liens, sell assets and merge or consolidate with other entities. Many of these covenants will terminate if two specified ratings agencies assign the senior notes investment grade ratings and no event of default exists under the indenture governing these senior notes. The notes are redeemable prior to March 15, 2008 at a redemption price equal to 100% of the principal amount plus a make-whole premium (as defined in the indenture) and on or after March 15, 2008 at fixed redemption prices as set forth in the indenture.

5.0% Subordinated Note

The 5.0% subordinated note, which had an original face value of $400.0 million and had a face value of $60.0 million as of September 30, 2006, is recorded net of discount at an imputed annual interest rate of approximately 12.0%, resulting in a long-term debt carrying amount of $58.8 million as of September 30, 2006. Interest and principal are payable each March 1, and the remaining $60.0 million is due March 1, 2007. The note is a subordinated and unsecured obligation of our subsidiary, Peabody Holding Company, LLC. The terms of the note permit the merger, consolidation or the sale of assets of Peabody Holding Company, LLC, as long as the successor corporation following the merger or consolidation (if Peabody Holding Company, LLC does not survive) expressly assumes payment of principal and interest on and performance of the covenants and conditions of the note.

Off Balance Sheet Arrangements

Surety Bonds.  Federal and state laws require surety bonds to secure our obligations to reclaim lands disturbed for mining, to pay federal and state workers’ compensation and to satisfy other miscellaneous obligations. The amount of these bonds varies constantly, depending upon the amount of acreage disturbed and the degree to which each property has been reclaimed. Under federal law, partial bond release is provided as mined lands (1) are backfilled and graded to approximate original contour, (2) are re-vegetated and (3) achieve pre-mining vegetative productivity levels on a sustained basis for a period of five to 10 years.

We use a combination of surety bonds, corporate guarantees (i.e. self bonds) and letters of credit to secure our financial obligations for post-mining reclamation, workers’ compensation, postretirement healthcare benefits, leases and pensions. As of September 30, 2006 we had outstanding surety bonds with third parties for these obligations totaling $487.0 million, letters of credit of $398.9 million, and an additional $692.7 million in self-bonding obligations.

Accounts Receivable Securitization Program.  In March 2000, we established an accounts receivable securitization program. Under the program, undivided interests in a pool of eligible trade receivables that have been contributed to our wholly-owned, bankruptcy-remote subsidiary (“Seller”) are sold, without recourse, to a multi-seller, asset-backed commercial paper conduit (“Conduit”). Purchases by the Conduit are financed with the sale of highly rated commercial paper. On September 16, 2004, we closed on an expansion of the accounts receivable securitization facility, and on September 30, 2005, we further amended and restated the agreement governing the terms of the facility. Under the terms of the amended agreement, the total facility capacity was increased from $140 million to $225 million and the receivables of additional wholly-owned subsidiaries of ours are now eligible to participate in the facility. The maturity of the facility was also extended to September 2009. The amount of undivided interests in accounts receivable sold to the Conduit were $225.0 million as of September 30, 2006.

DESCRIPTION OF THE CONVERTIBLE DEBENTURES

We will issue the     % convertible junior subordinated debentures under the Subordinated Indenture described in the attached prospectus and a supplemental indenture thereto to be dated December   , 2006, each between Peabody Energy Corporation, as issuer, and U.S. Bank National Association, as trustee. In this prospectus supplement, we refer to the Subordinated Indenture, as supplemented by the supplemental indenture, and as further supplemented or amended from time to time, as the “indenture.”

The terms of the convertible debentures include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The following description of the particular terms of the convertible debentures supplements, and to the extent inconsistent therewith replaces, the description of the debt securities set forth in the accompanying prospectus under the heading “Description of Debt Securities” and together therewith is a summary of the provisions of the indenture that we consider material. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, will define your rights as a holder of the convertible debentures. You may request copies of the indenture at our address set forth under “Incorporation of Certain Documents by Reference.” Unless otherwise specified, references herein to holders are to registered holders. The registered holder of a convertible debenture will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Unless otherwise specified, the words “we” “us” and “our” as used in this section refer only to Peabody Energy Corporation and not to any of its subsidiaries.

General

We will initially issue $500,000,000 aggregate principal amount of the convertible debentures (and may issue up to an additional $75,000,000 principal amount of convertible debentures pursuant to the option we have granted to underwriters to purchase additional convertible debentures solely to cover overallotments). We may from time to time, without the consent of the existing holders, issue additional convertible debentures having the same terms and conditions as the convertible debentures being offered hereby in all respects, except for issue date, issue price and, if applicable, the first payment of interest thereon and the date from which interest shall accrue. Additional convertible debentures issued in this manner will constitute a single series with the previously outstanding convertible debentures.

As described under “— Payment at Scheduled Maturity,” we will use our commercially reasonable efforts, subject to the occurrence of a market disruption event, to raise sufficient net proceeds from the issuance of qualifying capital securities to pay holders the principal amount of the convertible debentures, together with accrued and unpaid interest, including any compounded interest thereon, on December 15, 2041 (the “scheduled maturity date”).

Subject to the foregoing, the final maturity date of the convertible debentures will be December 15, 2066. The entire principal amount of the convertible debentures will mature and become due and payable, together with accrued and unpaid interest thereon, including any compounded interest thereon, on such date.

The convertible debentures will not be subject to any sinking fund provision.

Interest

Interest will accrue at an annual rate equal to     % from (and including) the date of initial issuance or from the last date in respect of which interest has been paid or duly provided for to, but excluding, the next interest payment date, until the date on which the convertible debenture is converted, date at which payment is made on scheduled maturity (“scheduled maturity payment date”), redemption date or final maturity date, as the case may be. Subject to certain requirements during any optional deferral period or mandatory deferral period described below, interest will be payable semi-annually in arrears on June 15 and December 15 of each year, commencing on June 15, 2007. The term “interest period” as used in this prospectus supplement refers to each period from and including an interest payment date to, but excluding, the next interest payment date, date on which the convertible debenture is converted, scheduled maturity payment date or redemption date, as the case may be, except that the initial interest period will commence on, and include, the date of initial issuance of the convertible debentures and will end on, and exclude, the first interest payment date.

We may elect to, and if and to the extent that a mandatory trigger event (as defined under “— Mandatory Deferral of Interest Payments”) has occurred and is continuing will be required to, defer interest payments on the convertible debentures. Those deferral mechanisms, as well as limitations on the sources we may use to fund interest payments under specified circumstances, are described under “— Option to Defer Interest Payments” and “— Mandatory Deferral of Interest Payments.” Additional restrictions on our ability to make payments (including payments of interest) on the convertible debentures and on any related claim in the event of our bankruptcy, insolvency or receivership are described under “— Subordination,” “Capital Replacement” and “— Limitation on Claims in the Event of our Bankruptcy, Insolvency or Receivership.”

The amount of interest payable for any full interest period will be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of interest payable for any period shorter than a full interest period will be computed on the basis of 30-day months and, for periods of less than a 30-day month, the actual number of days elapsed in that period. In the event that any date on which interest is payable is not a business day, payment of the interest payable on such date will be made on the next succeeding day that is a business day (without any payment of interest or other amounts in respect of any such delay). Interest not paid on any payment date, including interest that is deferred pursuant to an optional deferral period or a mandatory deferral period, as described under “— Option to Defer Interest Payments” and “— Mandatory Deferral of Interest Payments,” will accrue and compound semi-annually at the applicable rate of interest on the convertible debentures until paid.

“Business day” means any day which is not a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies located in New York City are authorized or obligated by law to close.

For so long as the convertible debentures are held in book-entry only form, interest is payable on each payment date to the person in whose name a given convertible debenture is registered at the close of business on the business day before the interest payment date. In the event that the convertible debentures will not continue to remain in book-entry only form or are not in the form of a global certificate, we will have the right to select record dates, which will be at least one business day before an interest payment date.

Subordination

The payment of principal of and interest on the convertible debentures will be, to the extent provided in the indenture, subordinated to the prior payment in full of all existing and future senior indebtedness, as defined below.

Subject to the qualifications described below, the term “senior indebtedness” includes principal of, and interest and premium (if any) on, the following:

•	all of our indebtedness, whether outstanding on the date of the issuance of the convertible debentures or thereafter created, incurred or assumed, which is for money borrowed, or which is evidenced by a note, bond, indenture or similar instrument;

•	all of our obligations under leases required or permitted to be capitalized under generally accepted accounting principles;

•	all of our reimbursement obligations with respect to any letter of credit, banker’s acceptance, security purchase facility or similar credit transactions;

•	all conditional sales agreements or agreements or obligations to pay deferred purchase prices other than in the ordinary course of business;

•	all obligations of the types referred to in the preceding bullet points of another person, the payment of which we are responsible or liable for as obligor, guarantor or otherwise; and

•	amendments, modifications, renewals, extensions, deferrals and refundings of any of the above types of indebtedness.

Notwithstanding anything to the contrary in the foregoing, however, senior indebtedness will not include:

•	trade accounts payable or indebtedness incurred for the purchase of goods, materials or property, or for services obtained in the ordinary course of business or for other liabilities arising in the ordinary course of business;

•	any indebtedness which by its terms is expressly made equal or junior in rank to the convertible debentures; or

•	obligations we owe to our subsidiaries.

The convertible debentures will rank senior to all of our equity securities, including any qualifying preferred stock or perpetual preferred stock we may issue in the future.

The senior indebtedness will continue to be senior indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of the senior indebtedness or extension or renewal of the senior indebtedness.

No direct or indirect payment, in cash, property or securities, by set-off or otherwise, may be made or agreed to be made on account of the convertible debentures or interest thereon, or in respect of any payment, redemption, retirement, purchase or other acquisition of the convertible debentures, if:

•	we default in the payment of any principal, or premium, if any, or interest on any senior indebtedness, whether at maturity or at a date fixed for prepayment or declaration or otherwise, or

•	an event of default occurs with respect to any senior indebtedness permitting the holders to accelerate the maturity thereof and written notice of such event of default, requesting that payments on the convertible debentures cease, is given to us by the holders of such senior indebtedness, unless and until such default in payment or event of default has been cured or waived or ceases to exist, provided that this section will not limit the rights of the holders of the convertible debentures to convert their convertible debentures into perpetual preferred stock and common stock (but not cash), as described under “— Conversion Rights.”

All existing and future senior indebtedness, which will include, without limitation, interest accruing after the commencement of any proceeding, assignment or marshalling of assets described below, will first be paid in full before any payment, whether in cash, securities or other property, will be made by us on account of the convertible debentures in the event of:

•	any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to us, our creditors or our property;

•	any proceeding for the liquidation, dissolution or other winding-up of us, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings;

•	any assignment by us for the benefit of creditors; or

•	any other marshalling of our assets,

provided that this section will not limit the rights of the holders of the convertible debentures to convert their convertible debentures into perpetual preferred stock and common stock (but not cash), as described under “— Conversion Rights.”

In any such event, payments that would otherwise be made on the convertible debentures will generally be paid to the holders of senior indebtedness, or their representatives, in accordance with the priorities existing among these creditors at that time until the senior indebtedness is paid in full.

No present or future holder of any senior indebtedness will be prejudiced in the right to enforce the subordination of the convertible debentures by any act or failure to act on our part.

In the event that, notwithstanding any of the foregoing prohibitions, the trustee or the holders of the convertible debentures receive any payment on account of or in respect of the convertible debentures at a time when a responsible officer of the trustee or such holder has actual knowledge that such payment should not have been made to it, the trustee or such holder will hold such payment in trust for the benefit of, and, upon written request, will pay it over to, the holders of the senior indebtedness or their agents or representatives, for application to the payment of all principal, premium, if any, and interest then payable with respect to any senior indebtedness.

Senior indebtedness will only be deemed to have been paid in full if the holders of such indebtedness have received cash, securities or other property equal to the amount of the outstanding senior indebtedness.

After payment in full of all existing and future senior indebtedness, holders of the convertible debentures will be subrogated to the rights of any holders of senior indebtedness to receive any further payments that are applicable to the senior indebtedness until all the convertible debentures are paid in full. In matters between holders of the convertible debentures and any other type of our creditors, any payments that would otherwise be paid to holders of senior indebtedness and that are made to holders of the convertible debentures because of this subrogation will be deemed a payment by us on account of senior indebtedness and not on account of the convertible debentures.

Due to the subordination provisions described above, funds we would otherwise use to pay the holders of the convertible debentures will be used to pay the holders of senior indebtedness to the extent necessary to pay the senior indebtedness in full. See “Risk Factors — The convertible debentures will be subordinated to substantially all of our other debt.”

The indenture places no limitation on the amount of additional indebtedness that may be incurred by us. We expect to incur additional indebtedness constituting senior indebtedness in the future.

In addition to the limitations described above, in the event of our bankruptcy, insolvency or receivership, whether voluntary or not, prior to the final maturity date, payment at scheduled maturity or redemption of the convertible debentures, any claim in respect of interest that accrued during a mandatory interest deferral period in excess of two years of accrued and unpaid interest (including any compounded interest thereon) on the convertible debentures will be extinguished. See “— Limitation on Claims in the Event of Our Bankruptcy, Insolvency or Receivership.”

Conversion Rights

Unless earlier redeemed holders may convert their convertible debentures, in whole or in part:

•	at any time on or prior to December 15, 2036 if any of the conditions described below are met and

•	at any time after December 15, 2036 to (and including) December 15, 2041 (or, if that is not a trading day, the first trading day thereafter) regardless of whether any such conditions are met.

The initial conversion rate for the convertible debentures is      shares of common stock per $1,000 principal amount of convertible debentures, subject to adjustment as described under “— Conversion Procedures — Conversion Rate Adjustments,” which represents an initial conversion price of approximately $      per share.

The amount of consideration delivered for each $1,000 principal amount of convertible debentures that are converted will be determined as described under “— Conversion Procedures — Settlement Upon Conversion” and will be delivered in the form of cash (in the case of conversion following a notice of redemption or upon a non-stock change of control) or perpetual preferred stock (in all other cases) and, if applicable, shares of our common stock.

The right to convert any convertible debentures will expire at 5:00 p.m., New York City time, on December 15, 2041 (or if not a trading day, the first trading day thereafter) or, if we call the convertible debentures for redemption prior to that, at 5:00 p.m., New York City time, on the business day immediately preceding the redemption date (unless we default in the payment of the redemption price).

A holder may convert only in denominations of $1,000 principal amount and whole multiples thereof. The “conversion price” on any day will equal $1,000 divided by the conversion rate in effect on that day.

Whenever we become aware that the convertible debentures have become convertible, we will notify holders of convertible debentures at their addresses shown in the register of the registrar. In addition, we will publish this information on our Internet site or otherwise publicly disclose it.

Conversion on or Prior to December 15, 2036

At any time on or prior to December 15, 2036, holders may convert their convertible debentures (subject to prior redemption) only during the specified periods under the following circumstances:

•	during any calendar quarter if, for at least 20 of the 30 consecutive trading days immediately preceding the commencement of that calendar quarter, the closing sale price of our common stock exceeds 140% of the then applicable conversion price for the convertible debentures;

•	at any time following the issuance of a notice of redemption in respect of the convertible debentures until the business day immediately preceding the redemption date;

•	during the 10 trading days after any five-consecutive-trading-day period during which the trading price per $1,000 principal amount of convertible debentures for each day of such measurement period is determined, after a request as described under “— Conversion Upon Satisfaction of Trading Price Condition” to conduct such measurement, to be less than 98% of the product of the closing sale price of our common stock and the conversion rate in effect on such day;

•	during the 35 calendar days following any “change of control” (as defined under “— Conversion Upon a Change of Control”); or

•	during prescribed periods upon the occurrence of certain corporate events described under “— Conversion Upon Specified Corporate Transactions.”

Conversion Upon Satisfaction of Closing Sale Price Condition

Holders will have the right to convert their convertible debentures on or prior to December 15, 2036 during any calendar quarter commencing after the date of original issuance of the convertible debentures, if the closing sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 140% of the then applicable conversion price for the convertible debentures.

“Closing sale price” of our common stock or any other security on any trading day means the closing sale price of our common stock or such other security (or if no closing sale price is reported, the average of the closing bid and closing ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported in composite transactions for the New York Stock Exchange or on the principal U.S. stock exchange or interdealer quotation system as is used for purposes of measuring trading days in accordance with the definition below.

A “trading day” in respect of our common stock or any other security means any day on which the New York Stock Exchange or, if our common stock or such other security is not listed on the New York Stock Exchange, the principal U.S. stock exchange or interdealer quotation system on which our common stock or such other security is listed, admitted for trading or quoted, is open for trading or, if our common stock or such other security is not so listed, admitted for trading or quoted, any business day. If our common stock or such other security is so listed, admitted for trading or quoted, “trading days” only include those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant exchange or interdealer quotation system and do not include any day on which any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the New York Stock Exchange or otherwise) in our common stock or such other security or in any options, contracts or future contracts relating thereto, occurs or exists for more than one half hour in the aggregate if such suspension or limitation occurs or exists at any time before 1:00 p.m. (New York City time) on such day.

Conversion Upon Notice of Redemption

If at any time on or prior to December 15, 2036 we call the convertible debentures for redemption, holders will have the right to convert their convertible debentures until 5:00 p.m., New York City time, on the last business day prior to the redemption date, after which time their right to convert, in relation to the convertible debentures called for redemption, will expire unless we default in the payment of the redemption price.

Conversion Upon Satisfaction of Trading Price Condition

Holders will have the right to convert their convertible debentures on or prior to December 15, 2036 during the 10 trading days immediately following any five-consecutive-trading-day period in which the trading price per $1,000 principal amount of convertible debentures for each day of such measurement period is determined, after a request as described below to conduct such measurement, to be less than 98% of the product of the closing sale price of our common stock and the conversion rate in effect on such day.

The trustee shall have no obligation to determine the trading price of the convertible debentures unless we have requested that it make such determination. We shall have no obligation to make such request unless so requested in writing by a holder that provides us with reasonable evidence that the trading price per $1,000 principal amount of convertible debentures would be less than 98% of the product of the closing sale price of our common stock and the conversion rate then in effect. If a holder submits such a request, we shall instruct the trustee to determine the trading price of the convertible debentures beginning on the next trading day and on each successive trading day until the trading price is greater than or equal to 98% of the product of the closing sale price of our common stock and the conversion rate then in effect for five consecutive trading days. If the trading price condition has been met, we shall so notify the holders of the convertible debentures. If, at any point after the trading price condition has been met, such condition shall no longer be satisfied, we shall so notify the holders of convertible debentures.

The “trading price per $1,000 principal amount of convertible debentures” on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of convertible debentures obtained by the trustee for $2,000,000 principal amount of the convertible debentures at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, this one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $2,000,000 principal amount of the convertible debentures from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of convertible debentures will be deemed to be less than 98% of the product of the closing sale price of our common stock and the conversion rate then in effect.

Conversion Upon a Change of Control

If a change of control (as defined below) occurs, holders will have the right to convert their convertible debentures at any time beginning on the effective date of the change of control and until and including the date which is 35 calendar days after the effective date of the change of control. If a holder converts convertible debentures in connection with a change of control, the holder will receive per $1,000 principal amount of convertible debentures then converted conversion consideration, determined as set forth under “— Conversion Procedures — Settlement Upon Conversion,” based on the kind and amount of cash, securities and other assets or property that a holder of a number of shares of common stock equal to the conversion rate would have owned or been entitled to receive in such transaction. In the case of any conversion in connection with a non-stock change of control the effective date of which is on or prior to December 20, 2036, under certain circumstances, we will increase the conversion rate applicable to a conversion in relation to such change of control by a number of additional shares of our common stock determined as set forth under “— Conversion Procedures — Determination of the Make-Whole Amount.”

“Change of control” means the occurrence of any of the following:

(1) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets and those of our subsidiaries, taken as a whole, to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act);

(2) the adoption of a plan relating to our liquidation or dissolution;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our voting stock (measured by voting power rather than number of shares), excluding any transaction in which the voting stock that comes to be beneficially owned by such person as a result of the transaction is voting stock newly issued in connection with, or for the purpose of, the transaction; or

(4) the first day on which a majority of the members of our board of directors are not continuing directors.

The definition of change of control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of convertible debentures to claim rights arising from a change of control as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets to another person or group may be uncertain.

“Continuing directors” means, as of any date of determination, any member of our board of directors who (i) was a member of our board of directors on the original issue date of the convertible debentures or (ii) was nominated for election or elected to our board of directors with the approval of a majority of the continuing directors who were members of our board of directors at the time of such nomination or election.

We will notify holders and the trustee as promptly as practicable following the date we publicly announce any change of control transaction but, to the extent practicable, in no event less than 20 trading days prior to the anticipated effective date of such transaction.

As described under “Description of the Perpetual Preferred Stock — Remarketing — Remarketing Procedures,” the first occurrence of a change of control prior to December 15, 2046 will trigger remarketing rights with respect to our perpetual preferred stock. A holder of convertible debentures may, upon a change of control other than a non-stock change of control, simultaneously elect to convert the convertible debentures and have perpetual preferred stock otherwise deliverable to such holder in respect of such conversion remarketed in such a remarketing.

Conversion Upon Specified Corporate Transactions

Holders will have the right to convert their convertible debentures if we:

•	distribute to all or substantially all holders of our common stock rights or warrants entitling them to subscribe for or purchase, for a period expiring within 60 calendar days of the record date for such distribution, shares of our common stock at a price less than the average of the closing sale prices of our common stock for the five consecutive trading days immediately preceding, but not including, the date of first public announcement of the distribution; or

•	distribute to all or substantially all holders of our common stock, cash, debt securities (or other evidence of indebtedness) or other assets (excluding dividends or distributions described in clauses (1) or (3) of the first paragraph under “— Conversion Procedures — Conversion Rate Adjustments,” and the amount of cash dividends not in excess of the dividend threshold amount (as defined below) per share of common stock per quarter), which distribution, together with all other such distributions within the preceding twelve months, has a per-share fair market value exceeding 20% of the average of the closing sale prices of our common stock for the five consecutive trading days ending on the date immediately preceding, but not including, the date of the first public announcement of the distribution.

We will notify holders at least 25 trading days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their convertible debentures for conversion at any time until the earlier of 5:00 p.m., New York City time, on the business day immediately preceding, but not including, the ex-dividend date or any announcement by us that such distribution will not take place. A holder may not convert any convertible debentures based on this conversion contingency if that holder will otherwise participate in the distribution without conversion as a result of holding the convertible debentures.

Conversion After December 15, 2036

After December 15, 2036 to (and including) December 15, 2041 (or, if that is not a trading day, the first trading day thereafter), holders may convert their convertible debentures (subject to prior redemption) regardless of whether any of the conditions described above are met. The right to convert any convertible debentures will expire at 5:00 p.m., New York City time, on December 15, 2041 (or, if that is not a trading day, the first trading day thereafter).

Conversion Procedures

Procedures to be Followed by a Holder

To convert, the holder of a beneficial interest in a global convertible debenture must complete, or cause to be completed the appropriate instruction form for conversion pursuant to DTC’s conversion program and, if required, pay funds equal to interest payable on the next interest payment date to which the holder is not entitled and, if required, pay all taxes or duties, if any. In order to exercise the conversion right with respect to any convertible debenture in certificated form, we must receive at the office or agency maintained by us for that purpose in The City of New York or, at the option of the holder of such convertible debenture, the corporate trust office, such convertible debenture with the original or facsimile of the form entitled “Conversion Notice” on the reverse thereof, duly completed and manually signed, together with such convertible debenture duly endorsed for transfer, accompanied by any required funds. Such notice shall also state the name or names (with address or addresses) in which the certificate or certificates for any shares of our common stock or perpetual preferred stock which shall be issuable on such conversion shall be issued, and shall be accompanied by transfer or similar taxes, if required.

The conversion date will be the date on which a holder has satisfied all of the foregoing requirements. The person in whose name any shares of common stock or perpetual preferred stock issued upon conversion of convertible debentures is registered shall be treated as a shareholder of record on and after the last trading day of the conversion reference period, all anti-dilution adjustments to the conversion rate and determinations as to entitlement to interest shall be carried out through that date in respect of the convertible debentures converted and upon that date the converting holder will no longer be a holder of such convertible debentures.

Holders will not be required to pay any taxes or duties relating to the issuance or delivery of perpetual preferred stock or common stock if they exercise their conversion rights, but they will be required to pay any tax or duty that may be payable relating to any transfer involved in the issuance or delivery of perpetual preferred stock or common stock in names other than their own. Certificates representing perpetual preferred stock or common stock will be issued and delivered only after all applicable taxes and duties, if any, payable by a holder have been paid in full.

Settlement Upon Conversion

Holders tendering convertible debentures will be entitled to receive, for each $1,000 principal amount of convertible debentures they convert, cash (in the case of conversion following a notice of redemption or upon a non-stock change of control) or perpetual preferred stock (in all other cases) and, if applicable, shares of our common stock, as provided below.

For purposes of the discussion below, the following terms, have the following meanings:

“Conversion value” means the average of the products for each of the 20 consecutive trading days in the conversion reference period of:

(1) the conversion rate in effect for such day, taking into account additional shares, if any, under the circumstances described under “— Determination of the Make-Whole Amount”; multiplied by

(2) the volume-weighted average price of our common stock for such day.

The “volume-weighted average price” per share of our common stock on any trading day will be the volume-weighted average price on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal U.S. stock exchange or interdealer quotation system on which our common stock is then traded, from 9:30 a.m. to 4:00 p.m. (New York City time) on that trading day as displayed by Bloomberg (under the heading “Bloomberg VWAP” on Bloomberg page BTU <equity> AQR in respect of the period from (9:30 a.m. to 4:00 p.m. (New York City time) on such trading day) (or if such volume-weighted average price is not available, the market value of one share on such trading day as our board of directors determines in good faith using a volume-weighted method).

The “daily share amount” for a given trading day equals the amount obtained by (i) multiplying the volume-weighted average price for such day by the conversion rate applicable on such day, (ii) subtracting $1,000 from the resulting product and (iii) dividing the resulting difference by 20 times the volume-weighted average price for such day, provided, however, that the daily share amount will in no case be less than zero.

“Conversion reference period” means:

•	for convertible debentures that are converted following a notice of redemption or during the period beginning on the 20th trading day prior to December 15, 2041, the 20 consecutive trading days beginning on the third trading day following (a) the redemption date or (b) December 15, 2041, as the case may be; and

•	in all other instances, the 20 consecutive trading days beginning on the third trading day following the conversion date.

Conversion Upon Notice of Redemption or Conversion in Connection with a Non-Stock Change of Control

If conversion occurs pursuant to “— Conversion Rights — Conversion Upon Notice of Redemption” or in connection with a non-stock change of control pursuant to “— Conversion Rights — Conversion Upon a Change of Control,” with respect to each $1,000 principal amount of convertible debentures surrendered for conversion, we will deliver:

(1) a cash payment in the amount of $1,000 (the “principal return”); and

(2) if the conversion value of the convertible debentures converted is greater than the principal return, a number of shares of our common stock (the “net shares”) equal to the sum of the daily share amounts for each of the 20 consecutive trading days during the conversion reference period.

We will round the number of shares that is deliverable down to the nearest whole number and will deliver cash in lieu of any fractional shares of common stock that would otherwise be deliverable.

Potential limitations on our ability to deliver cash owed in respect of any conversion upon a non-stock change of control are described under “Risk Factors — Risks Related to the Convertible Debentures and

Perpetual Preferred Stock — We may not be able to deliver cash owed in respect of conversion upon a non-stock change of control.”

Upon any such conversion, holders will not receive any cash payment representing accrued and unpaid interest for the current interest period, except as provided below under “— Additional Information Regarding Settlement.” Holders, however, will receive an additional cash amount equal to the amount of optionally or mandatorily deferred interest on the convertible debentures, plus any compounded interest thereon, to the last trading day of the conversion reference period.

The conversion value, principal return, number of net shares, if any, deliverable upon conversion and amount of cash deliverable in lieu of fractional shares, if any, will be determined by us at the end of the conversion reference period.

Conversion Other than Upon Notice of Redemption or in Connection with a Non-Stock Change of Control

If conversion occurs other than pursuant to “— Conversion Rights — Conversion Upon Notice of Redemption” or in connection with a non-stock change of control pursuant to “— Conversion Rights — Conversion Upon a Change of Control,” with respect to each $1,000 principal amount of convertible debentures surrendered for conversion, we will deliver:

(1) perpetual preferred stock with a liquidation preference equal to $1,000 (the principal return); and

(2) if the conversion value of the convertible debentures converted is greater than $1,000, the net shares (in an amount equal to the sum of the daily share amounts for each of the 20 consecutive trading days during the conversion reference period).

We will round the number of shares that is deliverable down to the nearest whole number and will deliver cash in lieu of any fractional shares of common stock that would otherwise be deliverable.

Upon any such conversion, holders will not receive any cash payment representing any accrued interest for the current interest period, except as provided below under “— Additional Information Regarding Settlement.” Upon any such conversion, however, the shares of perpetual preferred stock delivered to a holder will have initial accumulated dividends at issuance equal to the amount of optionally or mandatorily deferred interest on the convertible debentures, plus compounded interest thereon, as of the last day of the conversion reference period. The issuance of the perpetual preferred stock with accumulated dividends could subject holders to the constructive distribution provisions of Section 305 of the Internal Revenue Code of 1986, as amended (“the Code”), and corporate holders to the limitations of Section 1059 of the Code. See “Certain U.S. Federal Income and Estate Tax Considerations.”

The conversion value, number of net shares, if any, deliverable upon conversion and amount of cash deliverable in lieu of fractional shares, if any, will be determined by us at the end of the conversion reference period.

As described under “Description of the Perpetual Preferred Stock — Remarketing — Remarketing Settlement,” if, prior to the expiration of the remarketing election period, a holder of convertible debentures elects to convert the convertible debentures upon a change of control other than a non-stock change of control and simultaneously elects to remarket the perpetual preferred stock received, in the event of a successful remarketing the holder will receive the amount received for such perpetual preferred stock in such successful remarketing rather than the perpetual preferred stock otherwise deliverable. In the event that a holder has elected to convert the convertible debentures and have perpetual preferred stock otherwise deliverable to such holder in respect of such conversion remarketed in such a remarketing, the remarketing agent shall be advised of such election and such shares shall be delivered by us to the remarketing agent in time to enable the remarketing agent to settle any successful remarketing of such perpetual preferred stock, even if such delivery must occur prior to the otherwise applicable settlement date for the related conversion.

Additional Information Regarding Settlement

We will deliver the cash or perpetual preferred stock, the net shares, if any, payment in respect of deferred interest, if any, and cash in lieu of fractional shares, if any, as promptly as practicable after the final day of the conversion reference period, but in no event later than three business days thereafter; provided, however, that upon a change of control other than a non-stock change of control, if a holder has simultaneously elected to convert the convertible debentures and have perpetual preferred stock otherwise deliverable to such holder in respect of such conversion remarketed in such a remarketing, such shares shall be delivered by us to the remarketing agent in time to enable the remarketing agent to settle any successful remarketing of such perpetual preferred stock, even if such delivery must occur prior to the otherwise applicable settlement date for the related conversion.

If the last trading day of the conversion reference period for any conversion falls after the record date for an interest payment but prior to the corresponding interest payment date, a holder will receive on the corresponding interest payment date the interest accrued and unpaid on such convertible debentures, notwithstanding the holder’s conversion of those convertible debentures prior to the interest payment date, assuming the holder was the holder of record on the corresponding record date. However, except as provided in the next sentence, at the time a holder surrenders such convertible debentures for conversion, the holder must pay us an amount equal to the interest that has accrued and will be paid on the convertible debentures being converted on the corresponding interest payment date. A holder is not required to make such payment:

•	if the holder converts convertible debentures in connection with a redemption and we have specified a redemption date that would, if it were the conversion date for any convertible debentures, result in the last trading day of the conversion reference period for those convertible debentures falling after a record date and on or prior to the corresponding interest payment date;

•	if the holder converts convertible debentures in connection with a non-stock change of control and the final date upon which convertible debentures may be converted to qualify for receipt of the related make-whole amount would, if it were the conversion date for any convertible debentures, result in the last trading day of the conversion reference period for those convertible debentures falling after a record date and on or prior to the corresponding interest payment date;

•	to the extent of any overdue or deferred interest, including any compounded interest, if overdue or deferred interest exists at the time of conversion with respect to such convertible debentures; or

•	if the holder converts convertible debentures following the last record date for interest prior to December 15, 2041.

For purposes of this paragraph, we will assume that all days scheduled to be trading days at the time of any conversion ultimately qualify as trading days.

Except as described under “— Conversion Rate Adjustments,” we will not make any payment or other adjustment for dividends on any common stock issued upon conversion of the convertible debentures. Accrued interest, if any, to the date of conversion not paid in cash is deemed to be paid in full with the perpetual preferred stock, cash or shares of our common stock delivered upon conversion, rather than cancelled, extinguished or forfeited.

Conversion Rate Adjustments

We will adjust the conversion rate (as well as the stock prices and additional share amounts set forth in the table of make-whole amounts described under “— Determination of the Make-Whole Amount”) if any of the following events occurs:

(1) we issue to all or substantially all holders of our common stock shares of our common stock as a dividend or distribution on our common stock;

(2) we issue to all or substantially all holders of our common stock rights or warrants entitling them for a period expiring within 60 days after the record date for such distribution to purchase shares of our common stock at less than the average of the closing sale prices of our common stock for the five consecutive trading days immediately preceding the first public announcement of such issuance of rights or warrants, provided that with respect to any rights provided for in our stockholder rights agreement, or in any future rights plan we adopt, that have separated from the shares of our common stock in accordance with the provisions of the applicable stockholder rights agreement so that the holders of the convertible debentures would not be entitled to receive any rights in respect of common stock issuable upon conversion of the convertible debentures, if any, the adjustment will be made pursuant to clause (4) below;

(3) we subdivide or combine our outstanding shares of common stock;

(4) we distribute to all or substantially all holders of shares of our common stock our capital stock, assets (including shares of any subsidiary or business unit of ours) or debt securities or certain rights to purchase our securities (excluding any rights described in clause (2) above and any cash dividends or other cash distributions), in which event the conversion rate will be adjusted by multiplying such conversion rate by a fraction, the numerator of which will be the current market price (as defined below) of our common stock, and the denominator of which will be the current market price of our common stock minus the fair market value, as determined by our board of directors, of the portion of those assets, debt securities, shares of capital stock or rights so distributed applicable to one share of our common stock. If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted, based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sale price of those securities (where such closing sale prices are available) and our common stock for the 10 trading days commencing on and including the fifth trading day after the “ex-dividend date” (as defined below) for such distribution on the New York Stock Exchange or the principal U.S. stock exchange or interdealer quotation system on which the securities are then listed or quoted by multiplying the conversion rate by a fraction of which the numerator shall be such market value per share of our common stock plus such market value of securities so distributed per share of our common stock and the denominator shall be such market value per share of our common stock;

(5) we distribute cash dividends or other cash distributions to all or substantially all holders of our common stock, other than (i) distributions described in clause (6) below or (ii) any dividend or distribution in connection with our liquidation, dissolution or winding up, in which event the conversion rate will be increased so that it equals the rate determined by multiplying the conversion rate in effect on the trading day prior to the date on which “ex-dividend trading” commences for such distribution on the New York Stock Exchange or the principal U.S. stock exchange or interdealer quotation system on which the securities are then listed or quoted by a fraction:

•	the numerator of which shall be the current market price of a share of common stock on such date, less the dividend threshold amount; and

•	the denominator of which shall be such current market price less the per-share amount of such distribution; or

(6) we or any of our subsidiaries distribute cash or other consideration in respect of a tender offer or exchange offer for our common stock, where such cash and the value of any such other consideration per share of our common stock validly tendered or exchanged exceeds the closing sale price of our common stock on the trading day immediately following the expiration date for such tender or exchange offer, in which event the conversion rate will be increased by multiplying such conversion rate by a fraction, the numerator of which will be the sum of (i) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock we purchase in such tender or exchange offer and (ii) the product of the number of shares of our common stock outstanding as of such expiration date, less such purchased shares, and the closing sale price of our common stock on the trading day immediately following the expiration date of the tender or exchange offer, and the denominator of which will be the product of the number of shares of our common stock outstanding as of such expiration date, including any such purchased shares, and the closing sale price of our common stock on the trading day immediately following the expiration date of the tender or exchange offer.

“Ex-dividend date” means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, “regular way,” without the right to receive the relevant issuance or distribution.

“Dividend threshold amount” means $0.06 per quarter, appropriately adjusted from time to time to take into account the occurrence, on or before the date of determination, of any event that would require an anti-dilution adjustment and to account for any change in the frequency of payment of our regular dividend. Whenever the conversion rate is adjusted, the dividend threshold amount shall be adjusted by multiplying such dividend threshold amount by a fraction, the numerator of which is the conversion rate prior to adjustment and the denominator of which is the conversion rate following such adjustment.

“Current market price” of our common stock on any day means the average of the closing sale price per share of our common stock for each of the five consecutive trading days ending on the earlier of the day in question and the day before the “ex-dividend date” with respect to the issuance or distribution requiring such computation.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger, binding share exchange or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive capital stock, other securities, other property, assets or cash for their common stock, upon conversion of convertible debentures,

•	the consideration received in settlement of any conversion will be determined as set forth under “— Settlement Upon Conversion,” based on the kind and amount of cash, securities and other assets or property that a holder of a number of shares of common stock equal to the conversion rate would have owned or been entitled to receive in such transaction; and

•	holders will generally be entitled to receive, with respect to any net share amount delivered upon conversion, the same type (and the same proportions) of consideration that holders would have been entitled to receive if they had owned a number of shares of our common stock equal to the conversion rate immediately prior to any of these events.

In the event holders of our common stock have the opportunity to elect the form of consideration to be received in such transaction, the type and amount of consideration that holders of convertible debentures would have been entitled to receive will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make an election (or, if a majority of electing holders chose a single option, the types and amounts of consideration received by those majority electing holders).

Holders may, in certain circumstances, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the non-occurrence of an adjustment to the conversion rate. Holders will generally be deemed to have received such a distribution or dividend as a result of adjustments made in respect of taxable dividends to holders of our common stock and in respect of a change of control. See “Certain U.S. Federal Income and Estate Tax Considerations — U.S. Holders — Constructive Distributions” and “Certain U.S. Federal Income and Estate Tax Considerations — Non-U.S. Holders — Dividends and Constructive Dividends.”

We may, to the extent permitted by applicable law and in accordance with the indenture, from time to time, increase the conversion rate if our board of directors determines that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of our common stock or rights distribution or similar event.

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1%, within one year of the first such adjustment carried forward, upon any call for redemption, upon a change of control or on December 15, 2041. Except as described above in this section and in “— Determination of the Make-Whole Amount,” we will not adjust the conversion rate.

Determination of the Make-Whole Amount

If a non-stock change of control occurs on or prior to December 20, 2036, and a holder elects to convert convertible debentures in connection with such non-stock change of control, we will increase the applicable conversion rate for the convertible debentures surrendered for conversion in connection therewith by a number of additional shares of our common stock (the “additional shares”), as described below. A conversion of convertible debentures will be deemed for these purposes to be “in connection with” such a change of control transaction if the notice of conversion of the convertible debentures is received by the conversion agent from and including the effective date of the non-stock change of control transaction up to and including the date that is 35 days after such date.

A “non-stock change of control” is any change of control described by clause (1) or (3) under the definition of “change of control” under “— Conversion Rights — Conversion Upon a Change of Control,” other than a transaction in which at least 90% of the consideration, excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights, for our common stock consists of common stock traded on a U.S. national securities exchange or interdealer quotation system (or which will be so traded or quoted when issued or exchanged in connection with such change of control).

The number of additional shares will be determined by reference to the table below, based on the effective date of, and the price paid per share of our common stock (the “stock price”) in, the transaction constituting the non-stock change of control. If holders of our common stock receive only cash in the transaction constituting the non-stock change of control, the stock price will equal the cash amount paid per share; in all other cases, the stock price will equal the average closing sale price of our common stock (as defined under “— Conversion Rights — Conversion Upon Satisfaction of Trading Price Condition”) over the five-trading-day period ending on the trading day immediately preceding the effective date.

The following table sets forth the stock price and number of additional shares of common stock per $1,000 principal amount of convertible debentures used to compute the conversion rate.

Stock Price
Effective Date	$	$	$	$	$	$	$	$	$	$	$	$

December , 2006
December 15, 2007
December 15, 2008
December 15, 2009
December 15, 2010
December 15, 2011
December 15, 2012
December 15, 2013
December 15, 2014
December 15, 2015
December 15, 2016
December 15, 2021
December 15, 2026
December 15, 2031
December 20, 2036

Notwithstanding the foregoing, in no event will the total number of common shares issuable upon conversion exceed           per $1,000 principal amount of convertible debentures, subject to adjustment in the same manner as the conversion rate as set forth under “— Conversion Procedures — Conversion Rate Adjustments.”

The exact stock price and effective date of the non-stock change of control may not be set forth on the table. In such event:

•	If the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365 day year.

•	If the stock price is more than $ per share (subject to adjustment as described below), the number of additional shares will be zero.

•	If the stock price is less than $ (subject to adjustment as described below), the number of additional shares will be zero.

The stock prices set forth in the first row of the table will be adjusted as of any date on which the conversion rate of the convertible debentures is adjusted as set forth under “— Conversion Procedures — Conversion Rate Adjustments” (other than any increase to the conversion rate for a non-stock change of control as described in this section). The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “— Conversion Procedures — Conversion Rate Adjustments.”

Redemption

The convertible debentures will not be subject to redemption prior to December 20, 2011.

Between December 20, 2011 and December 19, 2036 we may redeem the convertible debentures, in whole or in part, at the par redemption price described below if, for at least 20 trading days within the 30 consecutive trading days immediately prior to the date on which notice of redemption is given, the closing sale price of our common stock has exceeded 130% of the then prevailing conversion price for the convertible debentures, determined as described above.

On or after December 20, 2036, whether or not the redemption condition described above is satisfied, we may redeem the convertible debentures at any time, in whole or in part, at the par redemption price described below.

We may not redeem any outstanding convertible debentures unless:

•	all accrued and unpaid interest, including any compounded interest thereon, has been paid in full on or prior to the redemption date for all interest periods terminating on or before the redemption date; and

•	if any perpetual preferred stock is outstanding at that time, we have first given notice to redeem the perpetual preferred stock (in the same proportion as our redemption of the convertible debentures, if such redemption is in part), which will require that we have funds legally available, under Delaware law, to effect such redemption (see “Description of the Perpetual Preferred Stock — Redemption”).

For purposes of clarification, this restriction does not apply to our obligation to repay the convertible debentures at the scheduled maturity date as described under — “Payment at Scheduled Maturity.”

The “par redemption price” will be cash amount equal to 100% of the principal amount of the convertible debentures to be redeemed, plus accrued and unpaid interest to, but not including, the date of redemption.

Whether paid in connection with a redemption of convertible debentures or otherwise, any mandatorily deferred interest and any optionally deferred interest accrued after the first five years of an optional deferral period, and any compounded interest thereon, may be paid only from the net proceeds received from the sale of qualifying warrants and qualifying preferred stock in accordance with the warrant and preferred stock settlement mechanism.

Redemption Procedures

We will mail, or cause the trustee to mail, notice of every redemption of convertible debentures by first class mail, postage prepaid, addressed to the holders of the convertible debentures to be redeemed at their respective last addresses appearing on our books (provided that if the convertible debentures are held in book-entry form through DTC, we may give such notice in any manner permitted by DTC). Such notice will be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice made as provided in this paragraph will be conclusively presumed to have been duly given, whether or not a holder receives such notice, but failure duly to give such notice, or any defect in such notice or in the mailing of such notice, to any holder of convertible debentures designated for redemption will not affect the redemption of any other convertible debentures.

Each notice will state (i) the redemption date; (ii) the redemption price; (iii) that the convertible debentures are being redeemed pursuant to the indenture, together with the facts permitting such redemption; (iv) if less than all outstanding convertible debentures are to be redeemed, the principal amounts and, to the extent that the convertible debentures are not all held in global form, the identification of the particular convertible debentures to be redeemed; (v) the place or places where the convertible debentures are to be redeemed; and (vi) that interest on the convertible debentures to be redeemed will cease to accrue on the redemption date provided that the required payment is made. Notice of redemption, once given, will be irrevocable.

Any convertible debentures to be redeemed pursuant to the aforementioned notice will, on the date fixed for redemption, become due and payable at the redemption price. From and after such date, such convertible debentures will cease to bear interest provided that the required payment is made. Upon surrender of any such convertible debentures for redemption in accordance with said notice, such convertible debentures will be paid by us at the par redemption price. If any convertible debentures called for redemption are not so paid upon surrender thereof for redemption, the redemption price will, until paid, bear interest from the redemption date at the rate of interest borne by the convertible debentures. Any convertible debentures redeemed only in part will be surrendered in accordance with the provisions of the indenture. In exchange for the unredeemed portion of such surrendered convertible debentures, new convertible debentures in an aggregate principal amount equal to the unredeemed portion will be issued.

Payment at Scheduled Maturity

On December 15, 2041 (the scheduled maturity date), we will pay holders the principal amount of the convertible debentures, together with accrued and unpaid interest, including any compounded interest thereon, if we successfully fund this payment through the sale of qualifying capital securities. “Qualifying capital securities” means replacement capital securities (as defined under “Capital Replacement”) other than common stock, rights to acquire common stock and securities convertible into common stock.

We will be required to use our commercially reasonable efforts, subject to the occurrence of a market disruption event (as defined under “— Warrant and Preferred Stock Settlement Mechanism”), to raise sufficient net proceeds to fund payment at scheduled maturity through the issuance of qualifying capital securities during a six-month period ending on the date we give notice of the payment we will make on the scheduled maturity date. We will also be permitted, but not required, to apply an amount up to (x) 400% of the net proceeds from any issue and sale of our common stock or rights to acquire our common stock and (y) 100% of the net proceeds from any issue and sale of our mandatorily convertible preferred stock, debt exchangeable for equity (each as defined under “Capital Replacement”) or other replacement capital securities that are convertible into common stock to fund our payment obligation. We will be contractually obligated to third parties not to fund payment at scheduled maturity with funds from any source other than those described in this paragraph, as described under “Capital Replacement.”

“Commercially reasonable efforts” to sell our qualifying capital securities means commercially reasonable efforts to complete the offer and sale of our qualifying capital securities to third parties that are not subsidiaries of ours in public offerings or private placements. We will not be considered to have made commercially reasonable efforts to effect a sale of qualifying capital securities if we determine to not pursue or complete such sale due to pricing considerations.

If we have not raised sufficient funds for payment in full at the scheduled maturity date, we will be required (x) to make a partial payment using the proceeds, if any, that we were able to raise and (y) to attempt payment pursuant to the procedures described above on each successive interest payment date after the scheduled maturity date and before the final maturity date until payment in full is made.

Net proceeds that we are permitted to apply to payment of the convertible debentures on and after the scheduled maturity date will be applied first, to pay mandatorily deferred interest (to the extent of eligible proceeds under the warrant and preferred stock settlement mechanism), second, to pay optionally deferred interest (to the extent of such eligible proceeds if and to the extent required), third, to pay current interest that we are not paying from other sources and, fourth, to pay the principal of the convertible debentures, subject to a minimum principal amount of $5 million to be repaid on the scheduled maturity date or any successive interest payment date. However, if we are obligated to sell qualifying capital securities and apply the net proceeds to payments of principal of or interest on any other outstanding securities that rank equal to the convertible debentures, then on any date and for any period the amount of net proceeds received by us from those sales and available for such payments will be applied to the convertible debentures and other equal-ranking securities pro rata in accordance with their respective outstanding principal amounts.

A covenant breach will occur if we do not use our commercially reasonable efforts to sell qualifying capital securities as described above, or do not apply those proceeds to payment of the convertible debentures. Although a covenant breach would not constitute an event of default permitting the holders to accelerate the principal amount of the convertible debentures, it could give rise to a claim against us relating to the specific breach. The remedy of holders of the convertible debentures for any covenant breach could, however, be limited to direct monetary damages (if any). See “— Events of Default.”

Procedures

We will mail, or cause the trustee to mail, notice of every payment of the convertible debentures pursuant to this section (“— Payment at Scheduled Maturity”) by first class mail, postage prepaid, addressed to the holders of the convertible debentures to be redeemed at their respective last addresses appearing on our books. The date of such notice will be at least 10 business days and not more than 15 business days before the date fixed for payment. Each notice will state (i) the scheduled maturity payment date; (ii) the payment amount and the manner of its calculation; (iii) that the convertible debentures are being paid pursuant to the indenture; (iv) in the case of partial payment, the principal amounts of the convertible debentures to be paid; (v) the place or places where the convertible debentures are to be paid; and (vi) that interest on the convertible debentures to be paid will cease to accrue on the scheduled maturity payment date.

Any convertible debentures to be paid pursuant to the aforementioned notice will, on the date fixed for payment, become due and payable at the price for payment. From and after such date, such convertible debentures will cease to bear interest. If any convertible debentures called for payment are not so paid, the payment price will, until paid, bear interest from the scheduled maturity payment date at the rate prescribed therefor in the convertible debentures. Any convertible debentures paid only in part will be surrendered in accordance with the provisions of the indenture. In exchange for the portion of such surrendered convertible debentures that is not paid, new convertible debentures in an aggregate principal amount equal to that portion will be issued.

Deferral of Interest Payments

We may elect to, and if and to the extent that a mandatory trigger event has occurred and is continuing will be required to, defer interest payments on the convertible debentures. During the deferral period resulting from any such deferral, interest on the convertible debentures will not be currently payable, but will continue to accrue and compound semi-annually to the extent permitted by applicable law, at the applicable rate of interest on the convertible debentures. Upon the termination of a deferral period, we will be required to pay all deferred interest then accrued and unpaid, together with interest thereon, to the extent permitted by applicable law, compounded semi-annually at the applicable rate of interest on the convertible debentures, which we refer to as “compounded interest.”

Notwithstanding any other term of the convertible debentures, in no event may we defer payments of interest on the convertible debentures beyond the date that is 10 consecutive years (20 consecutive semi-annual interest periods) after the date on which we began the deferral of interest (whether due to optional deferral, mandatory deferral, or any combination thereof) or past the final maturity date of, or redemption date for, the convertible debentures. An event of default will result if all accrued and unpaid interest, including any compounded interest thereon, in respect of the convertible debentures has not been paid in full within 30 days after the tenth anniversary of the commencement of interest deferral. In addition, no deferral period, unless settled through the warrant and preferred stock settlement mechanism, may end on a date other than an interest payment date.

Option to Defer Interest Payments

As long as no event of default with respect to the convertible debentures has occurred and is continuing, subject to the conditions below, we may defer payments of interest on the convertible debentures at any time and from time to time. We refer to this as “optional deferral.” Upon optional deferral, any optionally deferred interest will continue to accrue and compound semi-annually, to the extent permitted by applicable law, from time to time, at the applicable rate of interest on the convertible debentures.

After five years of optional deferral (calculated from the first payment date as of which we defer payments on the convertible debentures due to optional deferral), we generally must sell qualifying warrants or qualifying preferred stock and use the funds from that sale to pay deferred interest as described under “— Warrant and Preferred Stock Settlement Mechanism.” This obligation is, however, subject to limitations: we will not be required to sell qualifying warrants or qualifying preferred stock during the continuation of a market disruption event, and the maximum amount of qualifying warrants and qualifying preferred stock that we are required to sell will be limited. Notwithstanding these limitations, in no event may we defer payments of interest on the convertible debentures beyond the date that is 10 consecutive years after the date on which we began the deferral of interest (whether due to optional deferral, mandatory deferral, or any combination thereof) or past the final maturity date of, or redemption date for, the convertible debentures. An event of default will result if all accrued and unpaid interest, including any compounded interest thereon, in respect of the convertible debentures has not been paid in full within 30 days after the tenth anniversary of the commencement of an interest deferral.

We have no present intention of exercising our right to defer payments of interest.

The period commencing on the payment date on which payment is optionally deferred and ending on the date on which optionally deferred interest, plus compounded interest thereon, is paid in full is referred to herein as the “optional deferral period.” We refer to interest deferred pursuant to optional deferral as “optionally deferred interest.” Upon the termination of any optional deferral period and the payment of all amounts then due, we may commence a new optional deferral period, subject to the above requirements, there being no limit to the number of such new optional deferral periods that we may elect.

In calculating when we have completed five years of optional deferral for purposes of determining when the provisions described under “— Warrant and Preferred Stock Settlement Mechanism” apply, we will not count the period of any mandatory deferral period occurring within the relevant optional deferral period. Thus, the expiration of five years of optional deferral may occur subsequent to the fifth anniversary of the date upon which we first deferred payments on the convertible debentures due to optional deferral.

We will give notice of an optional deferral not more than 60 days and not less than 15 days prior to the related interest payment date, and such notice, once given, will be irrevocable and the deferral of payments on the related interest payment date shall be an optional deferral; provided that if a mandatory trigger event has occurred on the trigger determination date in relation to such interest payment date, the provisions governing the mandatory deferral of interest payments described under “— Mandatory Deferral of Interest Payments” will be applicable.

A covenant breach will occur if we do not sell qualifying warrants or qualifying preferred stock to pay any outstanding optionally deferred interest after five years of optional deferral even though a market disruption event has not occurred and neither the warrant cap nor the preferred stock cap would be breached by the sale of additional qualifying warrants or qualifying preferred stock, respectively. Although a covenant breach would not constitute an event of default permitting the holders to accelerate the principal amount of the convertible debentures, it would give rise to a claim against us relating to the specific breach. The remedy of holders of the convertible debentures for any covenant breach could, however, be limited to direct monetary damages (if any). Failure to pay interest will constitute an event of default, giving rise to a right of acceleration, only if deferred interest and any compounded interest thereon is not paid in full within 30 days after the tenth anniversary of the first interest payment date on which an interest payment is deferred or at the final maturity date. See “— Events of Default.”

Mandatory Deferral of Interest Payments

During the period beginning on any interest payment date for which a mandatory trigger event has occurred until (but not including), the earliest of

•	the first subsequent interest payment date for which no mandatory trigger event has occurred (the “mandatory deferral period”),

•	the date that is 10 consecutive years after the date on which we began the deferral of interest (whether due to optional deferral, mandatory deferral, or any combination thereof),

•	the occurrence of an event of default, or

•	the final maturity date of the convertible debentures,

we may not pay interest on the convertible debentures on the related interest payment date unless we obtain funds for such payment through the sale of qualifying warrants or qualifying preferred stock in accordance with and subject to the warrant and preferred stock settlement mechanism. We refer to the mandatory deferral of interest payments after the occurrence of a mandatory trigger event as a “mandatory deferral,” to interest so deferred as “mandatorily deferred interest,” and to the period in which interest is deferred as a “mandatory deferral period.” Any deferred interest that is accrued and unpaid during the occurrence and continuation of a mandatory deferral period will continue to accrue and compound, to the extent permitted by applicable law, at the applicable rate of interest on the convertible debentures.

Upon the occurrence of a mandatory trigger event, we generally must sell qualifying warrants or qualifying preferred stock and use the funds from that sale to pay deferred interest as described under “— Warrant and Preferred Stock Settlement Mechanism.” This obligation is, however, subject to limitations: we will not be required to sell qualifying warrants or qualifying preferred stock during the continuation of a market disruption event, and the maximum amount of qualifying warrants and qualifying preferred stock that we are required to sell will be limited. Notwithstanding these limitations, in no event may we defer payments of interest on the convertible debentures beyond the date that is 10 consecutive years after the date on which we began the deferral of interest (whether due to optional deferral, mandatory deferral, or any combination thereof) or past the final maturity date of, or redemption date for, the convertible debentures.

“Mandatory trigger event” with respect to each payment date means a determination by us on the day (which we refer to as the trigger determination date) that is the 30th day prior to such payment date (or, in the event that such date is not a business day, the immediately preceding business day) that both of the following conditions exist as of such trigger determination date:

(i) our Leverage Ratio for each of the three most recently completed fiscal quarters has been equal to or greater than 6.0; and

(ii) our Interest Coverage Ratio for each of the three most recently completed fiscal quarters has been less than or equal to 2.0.

For purposes of determining whether a mandatory trigger event has occurred on any relevant trigger determination date, any deferred interest payments resulting from an optional deferral will be counted as if they had been paid in cash.

If, because of a change in GAAP that, considered cumulatively with any other such changes, causes or results in a change in an accounting principle or a restatement, our Leverage Ratio or our Interest Coverage Ratio is higher or lower than it would have been absent such change, then for purposes of making the calculations described above, commencing with the fiscal quarter for which such change in GAAP becomes effective, our Leverage Ratio and our Interest Coverage Ratio, as applicable, will be calculated on a pro forma basis as if such change had not occurred.

By not later than the 15th day prior to each interest payment date for which a mandatory trigger event has occurred, we will give notice of such occurrence to the holders of the convertible debentures. Such notice, in addition to stating that interest payments must be paid in accordance with the warrant and preferred stock settlement mechanism or otherwise deferred, will set forth the results of the financial tests that triggered the mandatory trigger event. We may, on the applicable interest payment date, make interest payments from proceeds received from the sale of qualifying warrants or qualifying preferred stock in accordance with the warrant and preferred stock settlement mechanism, and to the extent interest is paid in full on such interest payment date, no mandatory deferral period will commence.

The consequences of a mandatory trigger event and the related restrictions on interest payments will continue until we no longer fail both of the tests described in clauses (i) and (ii) above on a subsequent trigger determination date.

As used in this section, for any fiscal quarter:

“Leverage Ratio,” for any fiscal quarter, means our Adjusted Debt at the end of such fiscal quarter divided by the sum of (a) four times our Adjusted EBITDA for such fiscal quarter and (b) our Annual Rent Expense.

“Interest Coverage Ratio,” for any fiscal quarter, means the sum of (a) four times our Adjusted EBITDA for such fiscal quarter and (b) one-third of our Annual Rent Expense, divided by the sum of (x) four times our Adjusted Interest for such fiscal quarter and (y) one-third of our Annual Rent Expense.

“GAAP” means, at any date or for any period, U.S. generally accepted accounting principles, as in effect on such date or for such period.

“Adjusted Debt” means (i) long-term debt and short-term debt, including any junior subordinated debt, but excluding any preferred stock on our balance sheet as of the end of that fiscal quarter, plus (ii) seven times Annual Rent Expense, plus (iii) the amount sold under our accounts receivable securitization program during that quarter.

“Adjusted EBITDA” means (i) quarterly net income or net loss, plus (ii) quarterly tax expense, plus (iii) Adjusted Interest, plus (iv) quarterly depreciation and amortization, in each case, for that fiscal quarter.

“Annual Rent Expense” means the annual rent expense of the most recently completed fiscal year.

“Adjusted Interest” means (i) quarterly debt interest expense plus (ii) the quarterly cost of sale associated with sales of accounts receivable under our accounts receivable securitization program during that quarter and (iii) quarterly debt extinguishment expense if not otherwise included in quarterly debt interest expense. For the avoidance of doubt, Adjusted Interest shall include the amount of any accrued and unpaid deferred interest, whether optionally or mandatorily deferred.

Satisfaction of Interest

Any mandatorily deferred interest, and compounded interest thereon, may be paid only from the net proceeds received from the sale of qualifying warrants and qualifying preferred stock in accordance with the warrant and preferred stock settlement mechanism. Optionally deferred interest accrued (a) during the first five years (subject to an extension to the extent of any mandatory deferral period occurring therein) of an optional deferral period may be paid from any available source of cash, and (b) thereafter may be paid only from the net proceeds received from the sale of qualifying warrants and qualifying preferred stock in accordance with the warrant and preferred stock settlement mechanism. Upon the sale of qualifying warrants or qualifying preferred stock in accordance with the warrant and preferred stock settlement mechanism, the proceeds thereof will be applied first to the payment of any mandatorily deferred interest, and second to any optionally deferred interest.

Certain Restrictions During Optional or Mandatory Deferral Periods

On any date on which accrued interest through the most recent interest payment date has not been paid in full (including during any optional or mandatory deferral period) and until such time as all accrued but unpaid interest, together with any compounded interest thereon, is paid in full, we will not, and will not permit any controlled subsidiary (as defined below) to:

•	declare or pay any dividends on, make distributions regarding, or redeem, purchase, acquire or make a liquidation payment with respect to, any shares of capital stock of the company, other than:

(1) purchases of our capital stock in connection with employee or agent benefit plans or under any dividend reinvestment plan;

(2) purchases or repurchases of shares of our capital stock pursuant to a contractually binding requirement to buy stock existing prior to the commencement of the deferral period, including under a contractually binding stock repurchase plan;

(3) in connection with the reclassification of any class or series of our capital stock, or the exchange or conversion of one class or series of our capital stock for or into another class or series of our capital stock, in each case if the resulting capital stock ranks equal to or junior to the capital stock so reclassified, exchanged or converted;

(4) the purchase of fractional interests in shares of our capital stock in connection with the conversion or exchange provisions of that capital stock or the security being converted or exchanged;

(5) dividends or distributions in the form of our capital stock or rights to acquire our capital stock, where the dividend stock or stock underlying the dividend rights is the same class as the stock on which the dividend is being paid or ranks equal to or junior to such stock;

(6) any declaration of a dividend in connection with the implementation of a shareholders’ rights plan, or issuances of capital stock under any such plan in the future, or redemptions or repurchases of any rights outstanding under a shareholders’ rights plan;

(7) acquisitions of our capital stock previously issued in connection with acquisitions of businesses made by us (which acquisitions are made by us in connection with the satisfaction of indemnification obligations of the sellers of such businesses); or

(8) the payment of any dividend during an optional or mandatory deferral period within 60 days after the date of declaration thereof, if at the date of declaration no optional deferral was in effect and no mandatory trigger event had occurred;

•	make any payment of interest, principal or premium, if any, on or pay, repurchase or redeem any debt securities issued by us that rank equal to or junior to the convertible debentures, other than (1) any payment, repurchase or redemption in respect of debt securities that rank equal to the convertible debentures (“parity debt securities”) made ratably and in proportion to the respective amount of (a) accrued and unpaid amounts on such parity debt securities, on the one hand, and (b) accrued and unpaid amounts on the convertible debentures, on the other hand or (2) the exchange or conversion of one class or series of such debt securities for or into another class or series of our securities, in each case if the resulting securities rank equal to or junior to the securities so exchanged or converted; or

•	make any guarantee payments with respect to any guarantee by us of the debt securities of any subsidiary, if such guarantee ranks equal to or junior to the convertible debentures, other than any payment in respect of guarantees that rank equal to the convertible debentures (“parity guarantees”) made ratably and in proportion to the respective amounts of (1) accrued and unpaid amounts on such parity guarantees, on the one hand, and (2) accrued and unpaid amounts on the convertible debentures, on the other hand.

A “controlled subsidiary,” for purposes of the restrictions above, is any corporation in which we own, directly or indirectly, more than 50% of the voting stock.

Warrant and Preferred Stock Settlement Mechanism

Under the circumstances described under “— Option to Defer Interest Payments” and “— Mandatory Deferral of Interest Payments,” we will be required to satisfy our obligation to pay interest by selling qualifying warrants or qualifying preferred stock, or any combination thereof, the sale of which will provide a cash amount to be paid to the holders of the convertible debentures in satisfaction of accrued but unpaid interest, together with any compounded interest. Instead of selling qualifying preferred stock, we may sell depositary shares representing the right to receive such preferred stock.

We will not be obligated to sell qualifying warrants or qualifying preferred stock, and may satisfy deferred interest payments with cash from any source, at the final maturity date, at the tenth anniversary of the commencement of any interest deferral or upon the occurrence of an event of default under the convertible debentures.

We will not be obligated to sell qualifying warrants or qualifying preferred stock upon the occurrence and during the continuation of a market disruption event. Moreover:

•	we will not be required to sell qualifying warrants under the warrant and preferred stock settlement mechanism to the extent that the number of shares of our common stock underlying such warrants exceeds 84,000,000 shares (this limitation is referred to as the “warrant cap”) and

•	we will not be permitted to sell qualifying preferred stock under the warrant and preferred stock settlement mechanism to the extent that the aggregate liquidation preference assigned to such preferred shares exceeds 25% of the aggregate principal amount of the convertible debentures at the time of their original issuance (this limitation is referred to as the “preferred stock cap”).

If the issued and outstanding shares of our common stock shall have been changed into a different number of shares or a different class by reason of any stock split, reverse stock split, stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or other similar transaction, then the warrant cap will be correspondingly adjusted.

The net proceeds received by us from the issuance of qualifying warrants or qualifying preferred stock during the 180 days prior to the notice date for the relevant interest payment will, at the time such proceeds are delivered to the trustee to satisfy the relevant interest payment, be deemed to satisfy our obligations to pay interest on the convertible debentures pursuant to the warrant and preferred stock settlement mechanism. During the occurrence and continuation of a market disruption event, we will not be required to sell qualifying warrants or qualifying preferred stock as provided hereunder; if we have reached the warrant cap, we will not be required to sell warrants as provided hereunder; and if we have reached the preferred stock cap, we will not be permitted to sell qualifying preferred stock as provided hereunder. However, a covenant breach will occur if we do not sell qualifying warrants or qualifying preferred stock even though a market disruption event has not occurred and neither the warrant cap nor the preferred stock cap would be breached by the sale of additional qualifying warrants or qualifying preferred stock, respectively. Although a covenant breach would not constitute an event of default permitting the holders to accelerate the principal amount of the convertible debentures, it could give rise to a claim against us relating to the specific breach. The remedy of holders of the convertible debentures for any covenant breach could, however, be limited to direct monetary damages (if any). See “— Events of Default.”

Neither the warrant cap nor the preferred stock cap shall relieve us of our obligation to issue the number of warrants or shares of qualifying preferred stock that we can issue without breaching either of the respective caps and to apply the proceeds thereof in partial payment of deferred interest.

Funds raised through the warrant and preferred stock settlement mechanism will be applied first to the payment of accrued and unpaid interest on the convertible debentures and second to the payment of accumulated dividends on the perpetual preferred stock. Amounts paid to holders pursuant to the warrant and preferred stock settlement mechanism will be applied first to any outstanding mandatorily deferred interest and any compounded interest thereon and secondly to any outstanding optionally deferred interest and any compounded interest thereon.

The perpetual preferred stock will also benefit from our obligation to raise funds using the warrant and preferred stock settlement mechanism and apply those funds to pay accumulated dividends after the payment in full of any deferred interest on the convertible debentures and sales of qualifying warrants and qualifying preferred stock to fund dividends in respect of the perpetual preferred stock will also be counted in calculating when the warrant cap or the preferred stock cap has been reached.

As used in this section:

“Qualifying warrants” means warrants to purchase our common stock that:

•	have an exercise price greater than the most recent closing sale price of our common stock as of their date of issuance; and

•	we are not entitled to redeem for cash and the holders of which are not entitled to require us to repurchase for cash in any circumstances.

We intend to issue qualifying warrants with exercise prices at least 10% above the most recent closing sale price of our common stock as of their date of issuance.

“Qualifying preferred stock” means our non-cumulative perpetual preferred stock (or depositary shares representing interests in such preferred stock) that (a) is non-callable, (b) is subject to a binding capital replacement covenant or (c) has capital replacement intention disclosure and includes provisions that, from and after the occurrence of the failure to satisfy one or more financial tests set forth in the terms of such security or related transaction agreements until, but excluding, a date specified in such security or related transaction agreements, prohibit us from paying any deferred distributions in an amount exceeding the net proceeds of the sale of our common stock, rights to purchase our common stock or qualifying preferred stock.

“Market disruption event” means the occurrence or existence of any of the following events or sets of circumstances:

•	we may not issue relevant securities without obtaining the consent or approval of a regulatory body (including, without limitation, any securities exchange) or governmental authority, and we have used commercially reasonable efforts to obtain such consent or approval but such consent or approval has not yet been obtained;

•	we do not have sufficient common stock “available for issuance” in respect of qualifying warrants or sufficient qualifying preferred stock “available for issuance” (as defined below) to raise sufficient proceeds to pay the interest payments on the convertible debentures and accumulated dividends on the perpetual preferred stock and we have used commercially reasonable efforts to obtain the consent or approval of our shareholders to increase the amount of our authorized common stock or qualifying preferred stock but such consent or approval has not been obtained; provided that the foregoing market disruption event will not relieve us of our obligation to issue the number of shares of qualifying preferred stock available for issuance or the number of qualifying warrants for which we have common stock available for issuance, and to apply the proceeds thereof in partial payment of deferred interest;

•	trading in securities generally (or our common stock or preferred stock specifically) on the principal exchange on which our common stock or preferred stock is then listed and traded (as of today, the New York Stock Exchange) shall have been suspended or the settlement of such trading generally shall have been materially disrupted;

•	(a)(1) the United States shall have become engaged in hostilities, (2) there shall have been an escalation in hostilities involving the United States or (3) there shall have been a declaration of a national emergency or war by the United States or (b) there shall have occurred any material adverse change in (1) domestic or international economic, political or financial conditions (including from terrorist activities) or (2) the effect of international conditions on the financial markets in the United States that, in any of the circumstances described in clauses (a) or (b) of this bullet, materially disrupts trading in securities generally on the New York Stock Exchange or any other national securities exchange on which our common stock or preferred stock is then listed or traded or on trading in, or the issuance and sale of, relevant securities;

•	a material disruption has occurred or banking moratorium has been declared in commercial banking or securities settlement or clearance services;

•	minimum or maximum prices have been fixed, or maximum ranges for prices of securities are required on the New York Stock Exchange or by the Securities and Exchange Commission (the “SEC”) or other governmental authority which, in either case, materially disrupts or otherwise has a material effect on trading in, or the issuance and sale of, relevant securities; or

•	an event occurs and is continuing as a result of which the offering document for such offer and sale of securities would, in our judgment, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and either (1) the disclosure of that event at such time, in our judgment, would have a material adverse effect on our business or (2) the disclosure relates to a previously undisclosed proposed or pending material development or business transaction, the disclosure of which would impede our ability to consummate such transaction, provided that no single suspension period contemplated by this bullet may exceed 90 consecutive days and multiple suspension periods contemplated by this bullet may not exceed an aggregate of 180 days in any twelve-month period where “relevant securities” means qualifying warrants or qualifying preferred stock in the case of our obligation to pay interest by selling qualifying warrants or qualifying preferred stock as described above, or qualifying capital securities in the case of our obligation to use our commercially reasonable efforts to issue qualifying capital securities as described under “— Payment at Scheduled Maturity” above.

If no mandatory deferral period is continuing and prior to a trigger determination date we determine that, based on the most recent publicly available financial statements, a mandatory trigger event will occur on such trigger determination date, we will commence good faith efforts, reasonably promptly following such determination, to begin the process of selling qualifying warrants or qualifying preferred stock, subject to the occurrence of a market disruption event (as well as the warrant cap and the preferred stock cap, if applicable), to raise the funds necessary to make the next interest payment on the convertible debentures.

Our common stock “available for issuance” pursuant to qualifying warrants will be calculated as follows. First we will determine the number of our authorized and unissued shares of common stock. Then we will subtract from that number the number of those shares of common stock that we are unable to issue due to their reservation for other purposes.

Our qualifying preferred stock “available for issuance” will be calculated in two steps. First, we will deduct from the number of our authorized and unissued shares of preferred stock the maximum number of such shares that can be issued under existing reservations and commitments under which we are able to determine such maximum number. After we deduct that number of shares from our authorized and unissued shares, we will allocate on a pro rata basis, or such other basis as we determine is appropriate, the remaining available shares to the warrant and preferred stock settlement mechanism and to any other similar commitment that is of an indeterminate nature and under which we are then required to issue shares. The definition of qualifying preferred stock “available for issuance” will have the effect of giving absolute priority for issuance to those reservations and commitments under which we are able to determine the maximum number of shares issuable irrespective of when they were entered into.

We will be permitted to modify the definition of “qualifying preferred stock available for issuance” and the related provisions of the indenture without the consent of holders of the convertible debentures, provided that (i) we have determined, in our reasonable discretion, that such modification is not materially adverse to such holders and (ii) the rating agencies then rating the convertible debentures confirm the then current ratings of the convertible debentures.

A covenant breach will occur if we do not use our commercially reasonable efforts to seek the consent of our shareholders to increase the number of our authorized preferred shares or common shares, respectively, in accordance with the foregoing paragraph. Although a covenant breach would not constitute an event of default permitting the convertible debentures to be accelerated, it would give rise to a claim against us relating to the specific breach. The remedy of holders of the convertible debentures for any covenant breach could, however, be limited to direct monetary damages (if any). See “— Events of Default.”

In the event that net proceeds received by us from the issuance of qualifying warrants or qualifying preferred stock are not sufficient to satisfy the full amount of deferred interest on the convertible debentures and compounded interest thereon, such net proceeds will be paid to the holders of the convertible debentures on a pro rata basis; provided, however, that if we have outstanding securities in addition to the convertible debentures that rank equal to the convertible debentures and under which we are obligated to sell qualifying warrants or qualifying preferred stock and apply the net proceeds to payment of deferred interest, then on any date and for any period the amount of net proceeds received by us from such sales and available for payment of such deferred interest will be applied to the convertible debentures and such other securities on a pro rata basis.

Covenant Against Repurchases of Warrants and Preferred Stock

If any deferral period lasts longer than one year, we will not repurchase any qualifying warrants or any qualifying preferred stock sold at any time pursuant to the warrant and preferred stock settlement mechanism described above, or any of our common stock, until the first anniversary of the date on which all deferred interest on the convertible debentures, and compounded interest thereon, and accumulated dividends on the perpetual preferred stock have been paid. Failure by us to adhere to this requirement will constitute a covenant breach but not an event of default.

Limitation on Claims in the Event of Our Bankruptcy, Insolvency or Receivership

The indenture provides that the holders of convertible debentures, by their acceptance of the convertible debentures, agree that in the event of our bankruptcy, insolvency or receivership, whether voluntary or not, prior to the final maturity date or redemption or repayment of the convertible debentures, any claim in respect of interest that accrued during a mandatory interest deferral period in excess of two years of accrued and unpaid interest (including any compounded interest thereon) on the convertible debentures will be extinguished; provided that such limitation shall not reduce the amounts holders of senior indebtedness would have been entitled to receive in the absence thereof.

Merger and Consolidation

Subject to the make-whole provisions described under “— Conversion Procedures — Determination of the Make-Whole Amount,” the general provisions of the indenture relating to our possible merger or consolidation, and possible transfers of our assets, will apply to the convertible debentures. You should refer to the description of these provisions under “Description of Debt Securities — Merger and Consolidation” in the accompanying prospectus.

If, as a result of any merger or similar transaction, the convertible debentures become convertible into common stock or other securities issued by a third party, such third party must fully and unconditionally guarantee all obligations of ours or our successor under the convertible debentures and the indenture.

Events of Default

An event of default with respect to the convertible debentures means:

•	default for 30 calendar days in the payment of any interest on the convertible debentures, including any compounded interest, when it becomes due and payable (however, a default under this bullet will not occur if we have deferred interest, as permitted under the indenture, in connection with an optional or mandatory deferral);

•	deferral of interest on the convertible debentures, due to a mandatory deferral or optional deferral, or combination thereof, that continues for 10 consecutive years after the date on which we began the deferral of interest, without all accrued and unpaid interest, including any compounded interest, having been paid in full within 30 days after the tenth anniversary of the commencement of such deferral;

•	default in the payment of the principal of the convertible debentures when due; and

•	certain events of bankruptcy, insolvency and reorganization, whether voluntary or not.

If an event of default occurs and is continuing, we will not be required to sell qualifying warrants or qualifying preferred stock to make deferred interest payments and may make such payments using cash from any source.

Events of default with respect to the convertible debentures, which replace the events of default described in “Description of Debt Securities — Events of Default” in the accompanying prospectus, do not include failure to comply with or breach of our other covenants in the indenture with respect to the convertible debentures, including the covenant to sell qualifying warrants or qualifying preferred stock through the warrant and preferred stock settlement mechanism to meet certain interest payment obligations. Although a covenant breach would not constitute an event of default permitting the convertible debentures to be accelerated, it would give rise to a claim against us relating to the specific breach. The remedy of holders of the convertible debentures for any covenant breach could, however, be limited to direct monetary damages (if any). See “Risk Factors — Risks Related to the Convertible Debentures and Perpetual Preferred Stock — Holders of the convertible debentures have limited rights to accelerate payment of the convertible debentures under the indenture.” Notwithstanding the foregoing, the indenture will acknowledge that in the case of any failure to deliver consideration deliverable in respect of any conversion, monetary damages would not be adequate and will provide for specific performance as the remedy for any such failure.

A covenant breach will only give rise to possible remedies if it continues for 90 days after delivery of the notices specified below. Our failure (if any) to sell qualifying warrants or qualifying preferred stock through the warrant and preferred stock settlement mechanism in accordance with the provisions of the indenture in the event that no market disruption event has occurred and we are not restricted by both the warrant cap and the preferred stock cap will result in the limited remedies against us described above, and will not include the right of holders to accelerate payment of principal on the convertible debentures. See “Risk Factors — Risks Related to the Convertible Debentures and Perpetual Preferred Stock Holders of the convertible debentures have limited rights to accelerate payment of the convertible debentures under the indenture.”

Within 90 days after a default, the trustee must give to the holders of the convertible debentures notice of all uncured and unwaived defaults by us known to it. However, except in the case of default in payment, the trustee may withhold such notice if it determines that doing so is in the interest of the holders of the convertible debentures.

Holders of the convertible debentures may not themselves institute a proceeding against us on account of a covenant breach unless, among other things, the trustee fails to institute such a proceeding, subject to the terms of the indenture. However, the holders of a majority in principal amount of the convertible debentures may direct the trustee to bring such a proceeding if a covenant breach continues for a period of 90 days after delivery of the specified notice to us from the trustee or to us and the trustee from the holders of a majority in principal amount of the convertible debentures, subject to the terms of the indenture. The indenture will not require the trustee to take any action in case of a covenant breach (other than to give notice of such default to the holders of the convertible debentures under certain circumstances, as described above) unless so directed by the holders and unless, if so requested by the trustee, an indemnity reasonably satisfactory to it is granted by the holders.

If an event of default occurs in respect of any outstanding convertible debentures, the trustee or the holders of at least 25% in principal amount of the outstanding convertible debentures may declare the principal amount, and all unpaid and accrued interest and any compounded interest (other than interest with respect to which holders have agreed to waive their rights in case of certain events of bankruptcy, insolvency or receivership, whether voluntary or not) to be due and payable immediately by written notice thereof to us, and to the trustee if given by the holders of the convertible debentures, subject to the terms of the indenture. However, the payment of principal, and interest on the convertible debentures will remain subordinated to the extent provided in the indenture. In addition, at any time after such a declaration of acceleration but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the convertible debentures may, subject to specified conditions, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or interest on the convertible debentures have been cured or waived as provided in the indenture. See “— Modification and Waiver.” Notwithstanding the foregoing, any holder may bring an action against us for specific performance if we fail to deliver to that holder consideration due upon a conversion of convertible debentures other than a conversion upon notice of redemption or in connection with a non-stock change of control.

Satisfaction and Discharge

The satisfaction and discharge provisions of the indenture will apply to the convertible debentures. You should read these provisions of the indenture. The defeasance provisions of the Subordinated Indenture will not, however, apply to the convertible debentures.

Modification and Waiver

Generally, our rights and obligations and the holders’ rights may be modified with the consent of holders of a majority of the outstanding convertible debentures. No modification or amendment may occur without the consent of each affected holder of a convertible debenture, however, if that modification or amendment would do any of the following:

•	change the scheduled or final maturity date of the principal of, or the date of any interest payment due upon, the convertible debentures;

•	reduce the principal amount of, or the interest on, the convertible debentures;

•	adversely affect the rights of the holders to convert the convertible debentures;

•	reduce the amount of or change the form of consideration due to holders of the convertible debentures upon their conversion thereof;

•	change the currency of payment of the convertible debentures;

•	impair the right to institute suit for the enforcement of any payment on the convertible debentures or adversely affect the right of payment, if any, at the option of the holder; or

•	reduce the percentage of holders necessary to modify or amend the indenture or to waive any past default.

The indenture shall provide that we and the trustee, may make modifications without the consent of the holders of convertible debentures in order to do the following:

•	evidence the assumption by a successor entity of the obligations of the obligor under the indenture;

•	convey security for the convertible debentures to the trustee;

•	add covenants, restrictions or conditions for the protection of the holders of convertible debentures;

•	provide for the issuance of convertible debentures in coupon or fully registered form;

•	cure any ambiguity or correct or supplement any defect or inconsistency in the indenture;

•	make such other provisions in regard to matters or questions arising under the indenture that shall not adversely affect the interests of any holder of convertible debentures in any material respect;

•	evidence the appointment of a successor trustee or more than one trustee;

•	surrender any right or power conferred upon us;

•	comply with the requirements of the SEC in order to maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	add or modify any other provisions with respect to matters or questions arising under an indenture that we and the trustee may deem necessary or desirable and that will not in the good faith opinion of our board of directors and the trustee adversely affect the interests of convertible debentures;

•	modify the existing covenants and events of default solely in respect of, or add new covenants or events of default that apply solely to, convertible debentures not yet issued and outstanding; or

•	to provide for guarantees of the convertible debentures and to specify the ranking of the obligations of the guarantors under their respective guarantees.

The holders of not less than a majority in aggregate principal amount of the convertible debentures then outstanding may, on behalf of the holders of all convertible debentures, waive any past default under the indenture except (1) a default in the payment of principal, or any interest on the convertible debentures or (2) a default in respect of a covenant or provision of the indenture which cannot be modified or amended without the consent of each affected holder of the convertible debentures then outstanding.

Governing Law

The indenture and the convertible debentures will be governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry, Delivery and Form

We will initially issue the convertible debentures in the form of one or more global notes. Except as set forth below, convertible debentures will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000. Convertible debentures will be issued at the closing of this offering only against payment in immediately available funds. The global notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of Cede & Co., as nominee of DTC (such nominee being referred to herein as the “global note holder”), in each case for credit to an account of a direct or indirect participant in DTC as described below. Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for convertible debentures in certificated form except in the limited circumstances described in the accompanying prospectus. Except in the limited circumstances described in the accompanying prospectus, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of convertible debentures in certificated form.

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear Bank S.A./N.V. and its affiliates (“Euroclear”) and Clearstream Banking S.A. (“Clearstream”)), which may change from time to time.

Depositary Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters. DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “participants”) and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants. DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the global notes, DTC will credit the accounts of Participants designated by the underwriters with portions of the principal amount of the global notes; and

(2) ownership of these interests in the global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interest in the global notes).

Euroclear and Clearstream may hold interests in the global notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories. All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a person having beneficial interests in a global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the global notes will not have convertible debentures registered in their names, will not receive physical delivery of convertible debentures in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the convertible debentures, including the global notes, are registered as the owners of the convertible debentures for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any agent of us or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants. DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the convertible debentures (including principal and interest), is to credit the accounts of the relevant participants with the payment on the interest payment date unless DTC has reason to believe it will not receive payment on such interest payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of convertible debentures will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the convertible debentures, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures. Subject to compliance with the transfer restrictions applicable to the convertible debentures described herein, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of convertible debentures only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the convertible debentures as to which such participant or participants has or have given such direction. However, if there is an event of default under the convertible debentures, DTC reserves the right to exchange the global notes for legended convertible debentures in certificated form, and to distribute such convertible debentures to its participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

About the Trustee

U.S. Bank National Association will act as trustee with respect to the convertible debentures and will be the paying agent and registrar for the convertible debentures. We and our affiliates have entered, and from time to time may continue to enter, into banking or other relationships with U.S. Bank National Association or its affiliates. For example, U.S. Bank National Association is a lender under our senior unsecured credit facility and also serves as the trustee for our 7 3/8% Senior Notes due 2016, 7 7/8% Senior Notes due 2026, 5 7/8% Senior Notes due 2016 and 6 7/8% Senior Notes due 2013. In the event of any resulting conflict, the trustee could be required to resign as trustee for those notes or for the convertible debentures. We and our affiliates may have other customary banking relationships (including other trusteeships) with the trustee. The trustee may resign or be removed by the holders of a majority of the convertible debentures in certain circumstances, and a successor trustee may be appointed by us to act with respect to the convertible debentures.

DESCRIPTION OF THE PERPETUAL PREFERRED STOCK

The terms of the perpetual preferred stock include those stated in the certificate of designations for the perpetual preferred stock and those imposed by the laws of the State of Delaware. The following description of the particular terms of the perpetual preferred stock supplements, and to the extent inconsistent therewith replaces, the description of preferred stock set forth in the accompanying prospectus under the heading “Description of Capital Stock” and together therewith is a summary of the provisions of the certificate of designations that we consider material. It does not restate the certificate of designations in its entirety. We urge you to read the certificate of designations because it, and not this description, will define your rights as a holder of the perpetual preferred stock. You may request copies of the certificate of designations at our address set forth under “Incorporation of Certain Documents by Reference.” Unless otherwise specified, references herein to holders are to registered holders.

Unless otherwise specified, the words “we” “us” and “our” as used in this section refer only to Peabody Energy Corporation and not to any of its subsidiaries.

General

The perpetual preferred stock issued to holders upon a conversion of convertible debentures:

•	will entitle holders to receive, when, as and if declared by our board of directors out of funds legally available for the payment of dividends, cumulative dividends at an annual rate of % of the liquidation preference or, following any remarketing, at the reset rate (as described under “— Remarketing”);

•	will be subject to

•	the capital replacement intention provisions described under “Capital Replacement,” and

•	while a mandatory trigger event continues, a prohibition on our declaration of any dividends other than those funded through the sale of qualifying warrants or qualifying preferred stock;

•	will benefit from our obligation to raise funds using the warrant and preferred stock settlement mechanism while a mandatory trigger event continues or after we have failed to declare and pay dividends for a period of five consecutive years and apply those funds to pay accumulated dividends after the payment in full of any deferred interest on the convertible debentures, subject to the limitations described under “Description of the Convertible Debentures — Warrant and Preferred Stock Settlement Mechanism;”

•	will entitle holders thereof to elect two members of our board of directors if we fail to declare and pay dividends for 10 consecutive years (or, following remarketing, six dividend payment dates, whether or not consecutive) as described below under “— Voting Rights”;

•	may, at the holder’s election, be remarketed after December 15, 2046 or earlier, upon the first occurrence of a change of control, if we do not exercise our right to redeem them;

•	will have a liquidation preference of $1,000 per share;

•	will be redeemable at our option at any time, out of funds legally available therefor, at a cash redemption price equal to their liquidation preference plus any accumulated dividends (though such redemption may only be in whole, and not in part, unless the redemption is being made in connection with, and in the same proportion as, a partial redemption of the convertible debentures); and

•	will not be convertible.

Any deferred interest on the convertible debentures at the time of notice of conversion, plus compounded interest thereon, will be reflected as accumulated dividends on the perpetual preferred stock at issuance.

In the event of our liquidation, winding up or dissolution, whether voluntary or not, prior to the redemption of the perpetual preferred stock, holders of perpetual preferred stock will have no claim in respect of amounts representing dividends that accumulated while a mandatory trigger event occurred and was continuing, to the extent the amount of such dividends exceeds two years of accumulated and unpaid dividends on the perpetual preferred stock.

When issued, the perpetual preferred stock will be fully paid and non-assessable. Holders of the perpetual preferred stock will have no preemptive or preferential right to purchase or subscribe for shares, obligations, warrants or other securities of ours of any class.

Certain terms used in this section, “Description of the Perpetual Preferred Stock,” are defined under “Description of the Convertible Debentures.”

Dividends

Dividends on the perpetual preferred stock will be payable, on a cumulative basis, when, as and if declared by our board of directors out of funds legally available for the payment of dividends at an annual rate (the “dividend rate”) of     % of the liquidation preference (65% of the interest rate borne by the convertible debentures) and, following any remarketing, at the reset rate, as described under “— Remarketing” from the reset effective date. Certain limitations on our ability to declare dividends on the perpetual preferred stock are described under “— Limitations on Declaration of Dividends.”

We will pay dividends when, as and if declared by our board of directors out of funds legally available for the payment of dividends on the perpetual preferred stock semi-annually on June 15 and December 15 of each year (each a “dividend payment date”), commencing on the first such date following the conversion of the convertible debentures into the perpetual preferred stock. If any dividend payment date is not a business day, then dividends will be payable on the first business day following such dividend payment date, without accrual to the actual dividend payment date.

Declaration of a dividend on the perpetual preferred stock at any permissible time will be at the discretion of our board of directors, who will not be required to declare any dividend on the perpetual preferred stock payable in respect of any dividend period. Notwithstanding the foregoing, because we will be required to raise funds using the warrant and preferred stock settlement mechanism while a mandatory trigger event continues or after we have failed to declare and pay dividends for five consecutive years, subject to limitations described under “Description of the Convertible Debentures — Warrant and Preferred Stock Settlement Mechanism,” our board of directors will be required to use the net proceeds received by us pursuant to the warrant and preferred stock settlement mechanism (after paying accrued and unpaid interest on the convertible debentures), subject to the limitations described under “— Limitations on Declarations of Dividends,” to declare and pay a dividend on the perpetual preferred stock in an amount equal to accumulated dividends thereon.

A dividend period is the period from and including a dividend payment date to, but excluding, the next dividend payment date, except that the initial dividend period will commence on, and include, the original issuance date of the perpetual preferred stock and will end on, and exclude, the first dividend payment date. Dividends payable on the perpetual preferred stock for any full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months, and for any period other than a full dividend period will be computed on the basis of 30-day months and, for periods of less than a 30-day month, the actual number of days elapsed in that period.

We will pay dividends on the perpetual preferred stock to record holders as they appear on the perpetual preferred stock register at 5:00 p.m. (New York City time) on the immediately preceding June 14, and December 14 (each, a “dividend record date”). These dividend record dates will apply regardless of whether a particular dividend record date is a business day.

Dividends on the perpetual preferred stock will be cumulative. Accordingly, if for any reason our board of directors does not declare a dividend on the perpetual preferred stock payable in respect of any dividend period, such dividend will accumulate and holders of perpetual preferred stock will have the right to receive, and we will have the obligation to pay, an amount equal to the dividend for that dividend period at any redemption or liquidation (subject to the limitation described below “— Liquidation Preference”), whether or not we declare dividends on the perpetual preferred stock for any future dividend period.

Any perpetual preferred stock issued upon any conversion of convertible debentures in respect of which interest payments have been deferred will, at the time of its issuance, have accumulated dividends equal to such deferred interest. As a result, perpetual preferred stock issued upon conversion of convertible debentures in respect of which interest payments have been deferred may initially bear a different amount of accumulated dividends than, and therefore not be fungible with, perpetual preferred stock issued on other dates, if any. Non-fungibility may adversely affect the liquidity of the perpetual preferred stock. The issuance of the perpetual preferred stock with accumulated dividends could subject holders to the constructive distribution provisions of Section 305 of the Code and corporate holders to the limitations of Section 1059 of the Code. See “Certain U.S. Federal Income and Estate Tax Considerations.”

In connection with a remarketing, as described below under “— Remarketing,” the rate at which dividends will be payable on the perpetual preferred stock will be reset. The reset rate will become effective on the reset effective date, which is the third business day immediately following a successful remarketing (as defined under “— Remarketing”) or a final failed remarketing (as defined under “— Remarketing — Remarketing Procedures”), as the case may be.

In the case of a successful remarketing, the reset rate will be the annual rate (rounded to the nearest one-thousandth (0.001) of one percent per year) the remarketing agent determines, in its reasonable judgment, is the lowest fixed annual rate that will enable it to remarket all of the perpetual preferred stock tendered for sale in a remarketing at a price equal to at least the sum of (x) 100% of the $1,000 liquidation preference per share of perpetual preferred stock tendered and (y) the remarketing agent fee per share of perpetual preferred stock provided for in the remarketing agreement, plus an amount equal to any accumulated dividends to the remarketing date. However, we reserve the right to reset the dividend rate to a floating annual rate based on 3-month LIBOR (as defined below); provided that such determination is not, in the reasonable judgment of the remarketing agent, likely to adversely affect the ability of the remarketing agent to remarket the perpetual preferred stock. In the case of a final failed remarketing, the reset rate will be a floating annual rate equal to 3-month LIBOR plus 400 basis points. Notwithstanding the foregoing, the reset rate will in no event be less than the rate then in effect on the perpetual preferred stock, which will initially be  % of liquidation preference.

In the event a successful remarketing does not occur on a remarketing date other than the final remarketing date (as defined under “— Remarketing — Remarketing Procedures”), the dividend rate will not be reset and will continue to equal the dividend rate then in effect until a successful remarketing occurs or a final failed remarketing occurs, as the case may be. In addition, if none of the holders of perpetual preferred stock or converting holders of convertible debentures elects to tender their perpetual preferred stock for sale in a remarketing, the dividend rate will not be reset and will continue to equal the dividend rate then in effect.

The remarketing agent will advise each DTC participant that is purchasing or selling perpetual preferred stock and us of the reset rate established by approximately 4:30 p.m. (New York City time) on a remarketing date if a successful remarketing or a final failed remarketing occurs on that date, and we will cause a notice of the reset rate to be communicated to holders through DTC and published on our corporate Internet site on the third business day immediately following such remarketing date, as described under “— Remarketing — Remarketing Procedures.”

“3-month LIBOR” means, with respect to the second London banking day prior to the reset effective date:

(a) the rate for 3-month deposits in U.S. dollars commencing on the reset effective date, as that rate appears on Moneyline Telerate Page 3750 (as described below) as of 11:00 a.m. (London time) on the determination date, unless fewer than two such offered rates so appear;

(b) if fewer than two offered rates appear, or no rate appears, as the case may be, on the determination date on Moneyline Telerate Page 3750, the rate calculated by the remarketing agent based on at least two offered quotations after requesting the principal London offices of each of four major reference banks in the London interbank market to provide the remarketing agent with offered quotations for deposits in U.S. dollars for the period of three months commencing on the reset effective date, to prime banks in the London interbank market at approximately 11:00 a.m. (London time) on that date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time;

(c) if fewer than two offered quotations referred to in clause (b) are provided as requested, the rate calculated by the remarketing agent as the arithmetic mean of the rates quoted at approximately 11:00 a.m. (New York time) on the determination date by three major banks in New York City selected by the remarketing agent for loans in U.S. dollars to leading European banks for a period of three months and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time; or

(d) if the banks so selected by the remarketing agent are not quoting as described in clause (c), 3-month LIBOR as it has been most recently determined in accordance with these provisions and, if 3-month LIBOR has not been previously determined, the existing dividend rate on the perpetual preferred stock.

“Moneyline Telerate Page 3750” means the display on Moneyline Telerate (or any successor service) on such page (or any other page as may replace such page on such service) for the purpose of displaying the London interbank rates of major banks for U.S. dollars.

“London banking day” means a day on which commercial banks are open for business, including dealings in U.S. dollars, in London.

In connection with a remarketing, the times for the payment of dividends on the perpetual preferred stock may be changed such that dividends are paid on a quarterly basis instead of a semi-annual basis.

Limitations on Declaration of Dividends

Under Delaware law, we may pay dividends on the perpetual preferred stock only to the extent that assets are legally available to pay such dividends. Legally available assets for the payment of dividends means the amount of our surplus as determined under Delaware corporation law or, if there is no surplus, under limited circumstances, net profits. When the need to make a determination of legally available assets arises, the amount of our surplus will be determined by our board of directors in accordance with Delaware law. As of September 30, 2006, our surplus was in excess of approximately $2.37 billion.

In addition, our ability to declare dividends will be subject to:

•	a prohibition on our declaration of any dividends other than those funded through the sale of qualifying warrants or qualifying preferred stock while a mandatory trigger event continues (as described under “Description of the Convertible Debentures — Mandatory Deferral of Interest Payments”); and

•	any optional deferral of interest on the convertible debentures because the terms of the indenture will prohibit us from paying dividends on the perpetual preferred stock at any time when we have deferred interest outstanding on the convertible debentures. See “Description of the Convertible Debentures — Certain Restrictions During Optional or Mandatory Deferral Periods.”

In addition, our ability to declare dividends will also be subject to the covenants contained in the indentures governing our senior notes and the covenants contained in our senior unsecured credit facility as well, as in agreements that may govern the terms of any indebtedness we may incur in the future.

Ranking

The perpetual preferred stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, will rank:

•	senior to all classes of our common stock, our Series A Junior Participating Preferred Stock and each other class or series of capital stock or series of preferred stock established after the date hereof, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the perpetual preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “junior stock”);

•	on a parity, in all respects, with any class or series of capital stock or series of preferred stock established after the date hereof, the terms of which expressly provide that such class or series will rank on a parity with the perpetual preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “parity stock”);

•	junior to each class or series of capital stock or series of preferred stock established after the date hereof, the terms of which expressly provide that such class or series will rank senior to the perpetual preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “senior stock”); and

•	junior to all of our existing and future debt obligations.

While any perpetual preferred stock is outstanding, we may not authorize or issue any class or series of senior stock (or any security convertible into senior stock) without the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding perpetual preferred stock. Without the consent of any holder of perpetual preferred stock, however, we may authorize, increase the authorized amount of, or issue any class or series of parity stock or junior stock.

Unless the full dividends for the most recently ended dividend period and all prior dividend periods on all outstanding perpetual preferred stock and parity stock, if any, have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside for payment) we cannot declare or pay any dividends on, or redeem, purchase or otherwise acquire, any shares of parity stock or junior stock of the company, other than:

(1) purchases of our capital stock in connection with employee or agent benefit plans or under any dividend reinvestment plan;

(2) purchases or repurchases of shares of our capital stock pursuant to a contractually binding requirement to buy stock existing prior to the first scheduled dividend declaration date upon which a dividend was not declared, including under a contractually binding stock repurchase plan;

(3) in connection with the reclassification of any class or series of our capital stock, or the exchange or conversion of one class or series of our capital stock for or into another class or series of our capital stock, in each case if the resulting capital stock ranks equal to or junior to the capital stock so reclassified, exchanged or converted;

(4) the purchase of fractional interests in shares of our capital stock in connection with the conversion or exchange provisions of that capital stock or the security being converted or exchanged;

(5) dividends or distributions in the form of our capital stock or rights to acquire our capital stock, where the dividend stock or stock underlying the dividend rights is the same class as the stock on which the dividend is being paid or ranks equal to or junior to such stock;

(6) any declaration of a dividend in connection with the implementation of a shareholders’ rights plan, or issuances of capital stock under any such plan in the future, or redemptions or repurchases of any rights outstanding under a shareholders’ rights plan;

(7) acquisitions of our capital stock previously issued in connection with acquisitions of businesses made by us (which acquisitions are made by us in connection with the satisfaction of indemnification obligations of the sellers of such businesses);

(8) the payment of any dividend during a mandatory deferral period within 60 days after the date of declaration thereof, if at the date of declaration no accumulated dividends existed and no mandatory trigger event had occurred; or

(9) dividends paid on our parity stock to the extent that dividends are paid on a proportionate or pro rata basis (based on accumulated dividends per share of the perpetual preferred stock and such parity stock) on the perpetual preferred stock and such parity stock.

These restrictions will continue until full dividends on all outstanding perpetual preferred stock and parity stock, if any, for all dividend periods have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside for payment) on the perpetual preferred stock and any parity stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, distribution, redemption, purchase or acquisition.

Voting Rights

Prior to any remarketing of the perpetual preferred stock, if and whenever 20 consecutive semi-annual dividends payable on the perpetual preferred stock are not paid, the number of directors constituting our board of directors will be increased by two and the holders of the perpetual preferred stock then outstanding and all series of appointing preferred shares then outstanding, voting together as a class, will have a right to elect those additional directors to our board until all accumulated dividends on the perpetual preferred stock have been paid in full or until the shares of perpetual preferred stock are no longer outstanding.

After any successful remarketing of the perpetual preferred stock or any final failed remarketing of the perpetual preferred stock, if and whenever six dividends, whether or not consecutive, payable on the perpetual preferred stock are not paid in full, the number of directors constituting our board of directors will be increased by two and the holders of the perpetual preferred stock then outstanding and all series of appointing preferred shares then outstanding, voting together as a class, will have a right to elect those additional directors to our board until all accumulated dividends on the perpetual preferred stock have been paid in full, provided that in no event shall the holders of the perpetual preferred stock be entitled pursuant to this paragraph and the preceding paragraph to more than two directors in the aggregate.

The term of any director elected pursuant to the preceding two paragraphs shall end on the day that all dividend arrearages are paid in full or the perpetual preferred stock and appointing preferred shares ceases to be outstanding and the number of directors constituting our board of directors shall automatically be reduced by two.

To exercise any right to elect directors as described above, any holder may by written notice request that we call a special meeting of the holders of the perpetual preferred stock for the purpose of electing the additional directors and, if the failure to pay accumulated dividends in full is continuing, we must call that meeting within 35 days of the date of such written request. If we fail to call such a meeting upon request, any holder at that time may call a meeting by notice mailed to all holders of perpetual preferred stock.

Except as provided herein or as otherwise required by the laws of the State of Delaware from time to time, holders of the perpetual preferred stock will have no voting rights.

As used in this section, “appointing preferred shares” means any other class of parity stock established after the designation of the perpetual preferred stock upon which like director appointing rights have been conferred and are exercisable.

Redemption

Mandatory Redemption

We must redeem the perpetual preferred stock in whole, out of funds legally available therefor, at a cash redemption price equal to the $1,000 liquidation preference per share of perpetual preferred stock, plus an amount equal to any accumulated dividends, if we elect to terminate a remarketing on a day prior to a remarketing date, as described under “— Remarketing — Remarketing Procedures.”

The redemption price shall be paid to holders of perpetual preferred stock on the redemption date, which shall be the day that is the third business day after we give notice of our election to terminate a remarketing.

Optional Redemption

We may redeem the perpetual preferred stock, at our option, in whole, at any time, out of funds legally available therefor, at a cash redemption price equal to the $1,000 liquidation preference per share of perpetual preferred stock, plus an amount equal to any accumulated dividends.

We may redeem the perpetual preferred stock, at our option, in part, at any time, out of funds legally available therefor, if the convertible debentures are then redeemable and we redeem the outstanding convertible debentures in the same proportion as the perpetual preferred stock.

The redemption price shall be paid to holders of perpetual preferred stock on the redemption date, which shall be the day that is specified in the notice of redemption. In the case of a redemption required in order to effectuate a redemption of convertible debentures, the date specified as the redemption date in the notice of redemption must be the 30th business day after the date on which we issue a written notice announcing the redemption of the convertible debentures.

Under Delaware law, we may redeem the perpetual preferred stock only to the extent that assets are legally available to do so.

Redemption Procedures

We will mail notice of every redemption of perpetual preferred stock by first class mail, postage prepaid, addressed to the holders of record of the shares of perpetual preferred stock to be redeemed at their respective last addresses appearing on our books (provided that if the perpetual preferred stock is held in book-entry form through DTC, we may give such notice in any manner permitted by DTC). Such notice will be at least 30 days and not more than 60 days before the date fixed for redemption, provided that the notice of redemption must be given on the date that we elect to terminate a remarketing, in the case of a redemption upon a termination of a remarketing. Any notice made as provided in this paragraph will be conclusively presumed to have been duly given, whether or not a holder receives such notice, but failure duly to give such notice, or any defect in such notice or in the mailing of such notice, to any holder of perpetual preferred stock designated for redemption will not affect the redemption of any other perpetual preferred stock.

Each notice of redemption will state:

•	the redemption date;

•	the number of shares of perpetual preferred stock to be redeemed;

•	the CUSIP, ISIN or similar number of the shares of perpetual preferred stock to be redeemed;

•	the redemption price and the amount of accumulated dividends, if any; and

•	if certificated perpetual preferred stock has been issued, the place or places where holders may surrender certificates evidencing the perpetual preferred stock for payment of the redemption price plus an amount equal to any accumulated dividends.

If notice of redemption has been given and if the paying agent holds, on or before the redemption date, cash sufficient to pay the aggregate redemption price of the perpetual preferred stock, including an amount equal to any accumulated dividends, then, as of the redemption date:

•	dividends will cease to be payable on such perpetual preferred stock;

•	such perpetual preferred stock shall no longer be deemed outstanding; and

•	all rights of the holders of such perpetual preferred stock will terminate, except the right to receive the redemption price, including an amount equal to any accumulated dividends.

Changes to Redemption Provisions in Connection with a Remarketing

In the event that on December 15, 2046, or earlier upon the first occurrence of a change of control, we do not exercise our right to redeem the perpetual preferred stock and holders of the perpetual preferred stock elect to tender their perpetual preferred stock for remarketing, as described below, we will determine the optional redemption provisions of such perpetual preferred stock applicable following the remarketing; provided, however, that such provisions are not, in the reasonable judgment of the remarketing agent, likely to adversely affect the ability of the remarketing agent to remarket the perpetual preferred stock.

Remarketing

After December 15, 2046 or earlier upon the first occurrence of a change of control (as described under “Description of the Convertible Debentures — Conversion Prior to December 15, 2036 — Conversion Upon a Change of Control”), the holders of perpetual preferred stock may elect to have their shares of the perpetual preferred stock remarketed. At such times, to the extent that the convertible debentures are then otherwise convertible, holders of convertible debentures may also elect to convert their convertible debentures and tender the perpetual preferred stock issuable upon conversion, as well as any additional perpetual preferred stock held by such holders, for sale in a remarketing.

In order to participate in a remarketing, holders of perpetual preferred stock must send a notice of election (as defined below) during the remarketing election period (as defined under “— Remarketing Procedures”). Holders that do not submit a notice of election with respect to their perpetual preferred stock may not participate in the remarketing.

In the event of a final failed remarketing (as defined below), shares of perpetual preferred stock that are issued upon conversion of convertible debentures for purposes of a remarketing will be delivered on the third business day following the final remarketing date to the holders who converted their convertible debentures, and perpetual preferred stock earlier obtained will be returned to the holders who so elected to participate in the remarketing.

Except as described under “— Dividends” and “— Redemption — Changes to Redemption Provisions in Connection with a Remarketing,” the terms of the perpetual preferred stock will remain the same after a remarketing.

Remarketing Procedures

The following is a summary of the procedures to be followed in connection with a remarketing of the perpetual preferred stock.

We must give notice within five business days after December 15, 2046 or within five business days after the earlier first occurrence of a change of control, which notifies all record holders of perpetual preferred stock that the remarketing agent will commence a remarketing on the initial remarketing date, unless we elect to redeem the perpetual preferred stock. During the period beginning at 9:00 a.m. (New York City time) on the business day immediately following December 15, 2046 or the effective date of a change of control, and ending at 5:00 p.m. (New York City time) on the tenth business day immediately following the date of the notice referred to above (which we refer to as the “remarketing election period”), each holder of perpetual preferred stock and, if the remarketing is triggered by the occurrence of a change of control, any holder of convertible debentures converting in connection with the occurrence of the change of control who wish to have perpetual preferred stock otherwise deliverable to such holder in respect of such conversion remarketed in such a remarketing, may give a notice to us of its election, which we refer to as a “notice of election,” to tender all or any portion of such perpetual preferred stock for sale in a remarketing and deliver such perpetual preferred stock to the remarketing agent for remarketing. Any notice of election given to us will be irrevocable and may not be conditioned upon the level at which the reset rate is established in the remarketing. The remarketing election period may be adjusted by us in order to facilitate compliance with applicable law.

Promptly after 5:00 p.m. (New York City time) on the last day of the remarketing election period, we, based on the notices of election received by us prior to such time, will give a notice of the remarketing of the perpetual preferred stock to DTC and the remarketing agent. Such notice will include a statement setting forth:

•	the number of shares of the perpetual preferred stock to be tendered for sale in a remarketing;

•	the initial remarketing date; and

•	whether they will remarket the perpetual preferred stock at a fixed or floating rate and any revised optional redemption provisions that will apply to the perpetual preferred stock tendered for sale in a remarketing.

Pursuant to the remarketing agreement described under “— Remarketing Agreement,” on any remarketing date, the remarketing agent will use its commercially reasonable efforts to remarket the perpetual preferred stock tendered for sale in a remarketing, at the lowest annual fixed rate that will enable it to remarket all perpetual preferred stock tendered for sale in a remarketing (or at a floating rate based on 3-month LIBOR if we so determine, provided that such determination does not, in the reasonable judgment of the remarketing agent, adversely affect the remarketing), at a price equal to at least the sum of (x) 100% of the $1,000 liquidation preference per share of perpetual preferred stock tendered for remarketing and (y) the remarketing agent fee per share of perpetual preferred stock tendered for remarketing provided in the marketing agreement, plus an amount equal to any accumulated dividends to the remarketing date. If on or prior to 4:00 p.m. (New York City time) on any remarketing date, as a result of such efforts, the remarketing agent is able to successfully remarket all perpetual preferred stock tendered for sale in a remarketing, a “successful remarketing” shall have occurred.

A remarketing will initially occur on the sixth trading day after the last day of the remarketing election period (which we refer to as the “initial remarketing date”), and in the event a successful remarketing does not occur on the initial remarketing date, an additional remarketing will occur on the eleventh trading day after the last day of the remarketing election period (which we refer to as the “second remarketing date”) and, if a successful remarketing does not occur on the second remarketing date, on the sixteenth trading day following the last day of the remarketing election period (which we refer to as the “third remarketing date”). If a successful remarketing does not occur on the third remarketing, a final remarketing will occur on the 21st trading day after the last day of the remarketing election period (which we refer to as the “final remarketing date”). We refer to each of the initial remarketing date, the second remarketing date, the third remarketing date and the final remarketing date as a “remarketing date.” The remarketing agent will advise us with respect to the remarketing on each remarketing date.

If the remarketing agent is unable to place successfully all perpetual preferred stock tendered for remarketing at a price equal to at least the sum of (x) 100% of the $1,000 liquidation preference per share of perpetual preferred stock tendered for remarketing and (y) the remarketing agent fee per share of perpetual preferred stock tendered for remarketing provided for in the remarketing agreement, plus an amount equal to any accumulated dividends to the remarketing date as of 4:00 p.m. (New York City time) on the final remarketing date, a “final failed remarketing” shall have occurred. In the event of a final failed remarketing, no perpetual preferred stock will be sold in such remarketing, and dividends will be payable on the perpetual preferred stock at the reset rate starting on the reset effective date, as described under “— Dividends.”

By approximately 4:30 p.m. (New York City time) on a remarketing date, the remarketing agent will advise, by telephone or e-mail:

•	each DTC participant that is purchasing or selling perpetual preferred stock in the remarketing and us of whether a successful remarketing has occurred and if so, the reset rate determined in the remarketing and the number of shares of remarketed perpetual preferred stock sold;

•	each purchaser of remarketed perpetual preferred stock (or the DTC participant thereof) of the reset rate and the number of shares of remarketed perpetual preferred stock such purchaser is to purchase; and

•	each purchaser to give instructions to its DTC participant to pay the purchase price on the remarketing settlement date in same day funds against delivery of the remarketed perpetual preferred stock purchased through the facilities of the DTC participant.

If a final failed remarketing occurs, we will cause a notice thereof to be communicated to holders through DTC and published on our corporate Internet site on the third business day immediately following the final remarketing date.

The right of each holder of perpetual preferred stock, and any converting holders of convertible debentures, to have perpetual preferred stock tendered for sale in a remarketing is subject to the following:

•	the terms of the remarketing agreement;

•	the ability of the remarketing agent to find a purchaser or purchasers for perpetual preferred stock offered in the remarketing at a reset rate; and

•	the delivery by such purchaser or purchasers of the purchase price to the remarketing agent.

We will use our commercially reasonable efforts to effect a remarketing, but if we are unable to do so, the dividend rate will be reset to the rate applicable in the case of a final failed remarketing, as described under “— Dividends.” We may elect to terminate a remarketing on any day prior to a remarketing date by giving DTC and the remarketing agent notice of such termination; provided, however, that if we so elect to terminate a remarketing, we must elect to redeem the perpetual preferred stock, out of funds legally available therefor, as described under “— Redemption — Mandatory Redemption.”

Remarketing Settlement

In the event that a successful remarketing occurs,

•	the remarketing agent will deduct, as a remarketing fee, an amount provided for in the remarketing agreement per share of perpetual preferred stock purchased in a remarketing multiplied by the number of shares of perpetual preferred stock purchased from the aggregate amount of proceeds from the sale of shares of perpetual preferred stock; the remarketing agent will then remit the remaining portion of such proceeds to us by 5:00 p.m. on behalf of the selling holders (New York City time) on the third business day immediately following the related remarketing date for the benefit of the holders;

•	holders of perpetual preferred stock issued upon conversion for purposes of a remarketing will receive, on the third business day following the related remarketing date (which we refer to as the “remarketing settlement date”), per perpetual preferred share received upon conversion of a convertible debenture and then sold in a remarketing, $1,000 in cash, an amount in cash equal to deferred interest on such convertible debenture at the date of conversion, and a number of shares of our common stock, if any, and cash in lieu of fractional shares, if any, determined in accordance with “Description of the Convertible Debentures — Conversion Procedures — Settlement Upon Conversion;” and

•	holders of perpetual preferred stock earlier obtained, whether through an earlier conversion or otherwise, will receive, on the remarketing settlement date, $1,000 in cash per share of perpetual preferred stock sold in a remarketing, plus a cash amount equal to any accumulated dividends on the perpetual preferred stock.

In the event a final failed remarketing occurs,

•	holders of perpetual preferred stock issued upon conversion for purposes of a remarketing will receive, on the remarketing settlement date, consideration determined in accordance with “Description of the Convertible Debentures — Conversion Procedures — Settlement Upon Conversion;” and

•	holders of perpetual preferred stock earlier obtained, whether through an earlier conversion or otherwise, will have their perpetual preferred stock returned to them on the remarketing settlement date.

All perpetual preferred stock tendered for sale in a remarketing will be automatically delivered to the account of the remarketing agent through the facilities of DTC against payment of the purchase price for such perpetual preferred stock on the third business day immediately following the remarketing date on which a successful remarketing occurred.

The remarketing agent will not be obligated to purchase any perpetual preferred stock that would otherwise remain unsold in a remarketing, but will not be prohibited from any such purchases. Neither we nor the remarketing agent will be obligated in any case to provide funds to make payment upon tender of perpetual preferred stock for remarketing.

We may elect to effect a remarketing settlement only if the perpetual preferred stock, at the time we effect a remarketing settlement, is issued solely in global, fully registered form to DTC. A remarketing will be terminated and will not be consummated if, after we have initiated a remarketing but prior to the related remarketing settlement date, the perpetual preferred stock is no longer issued solely in global, fully registered form to DTC.

Remarketing Agreement

We will enter into a remarketing agreement providing, among other things, that the remarketing agent will use commercially reasonable efforts to remarket the perpetual preferred stock tendered for purchase in the remarketing at a price equal to at least the sum of (x) 100% of the $1,000 liquidation preference per share of perpetual preferred stock tendered for remarketing and (y) the remarketing agent fee per share of perpetual preferred stock provided for in the remarketing agreement, plus an amount equal to any accumulated dividends to the remarketing date.

The remarketing agreement will provide that the remarketing agent will incur no liability to us or to any holder of the perpetual preferred stock in its individual capacity or as remarketing agent for any action or failure to act in connection with a remarketing or otherwise, except as a result of gross negligence or willful misconduct on its part.

We will agree to indemnify the remarketing agent against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the remarketing agent may be required to make, arising out of or in connection with its duties under the remarketing agreement.

The remarketing agreement will provide that the remarketing agent may resign and be discharged from its duties and obligations thereunder; provided, however, that no such resignation will become effective until we have appointed at least one nationally recognized broker-dealer as successor remarketing agent and such successor remarketing agent has entered into a remarketing agreement with us. In such case, we will use our commercially reasonable efforts to appoint a successor remarketing agent and to enter into a remarketing agreement with such person or entity as soon as reasonably practicable.

Holders of perpetual preferred stock will be third-party beneficiaries of the remarketing agreement, to the extent a failed final remarketing occurs as a result of our failure to perform our obligations under the remarketing agreement.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of perpetual preferred stock will be entitled to receive and to be paid out of our assets available for distribution to our stockholders, before any payment or distribution is made to holders of junior stock (including common stock), but after any distribution on any of our indebtedness or senior stock, a liquidation preference in the amount of $1,000 per share of perpetual preferred stock, plus an amount equal to accumulated dividends on the shares to the date fixed for liquidation, winding-up or dissolution, provided however, that in the event of our bankruptcy, insolvency or receivership, whether voluntary or not, holders of perpetual preferred stock will have no claim in respect of amounts representing dividends that accumulated while a mandatory trigger event occurred and was continuing, to the extent the amount of such dividends exceeds two years of accumulated and unpaid dividends on the perpetual preferred stock. If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference of the perpetual preferred stock and all parity stock is not paid in full, the holders of the perpetual preferred stock and the parity stock will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and accumulated dividends to which they are entitled. After payment of the full amount of the liquidation preference and accumulated dividends to which they are entitled, the holders of the perpetual preferred stock will have no right or claim to any of our remaining assets. Neither the sale, assignment, transfer or lease of all or substantially all our assets or business (other than in connection with our liquidation, winding-up or dissolution), nor our merger or consolidation into or with any other person, will be deemed to be our voluntary or involuntary liquidation, winding-up or dissolution.

The certificate of designations will not contain any provision requiring funds to be set aside to protect the liquidation preference of the perpetual preferred stock even though it is substantially in excess of the par value thereof.

Maturity

The perpetual preferred stock will not have a stated maturity date. Accordingly, the perpetual preferred stock will remain outstanding indefinitely unless it is redeemed.

Book-Entry, Delivery and Form

We will initially issue the perpetual preferred stock in the form of one or more fully-registered global security certificates, representing the total aggregate number of shares of perpetual preferred stock. The global security certificates will be deposited upon issuance with the registrar as custodian for DTC, in New York, New York, and registered in the name of Cede & Co., as nominee of DTC (such nominee being referred to herein as the “global security certificate holder”), in each case for credit to an account of a direct or indirect participant in DTC as described below. Except as set forth below, the global security certificates may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global security certificates may not be exchanged for perpetual preferred stock in certificated form except in the limited circumstances described in the accompanying prospectus. Except in the limited circumstances described in the accompanying prospectus, owners of beneficial interests in the global security certificates will not be entitled to receive physical delivery of perpetual preferred stock in certificated form.

Transfers of beneficial interests in the global security certificates will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream, which may change from time to time).

Depositary Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters. DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participants and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants. DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the global security certificates, DTC will credit the accounts of participants designated by the underwriters with shares of the perpetual preferred stock represented by the global security certificates; and

(2) ownership of these interests in the global security certificates will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interest in the global security certificates).

Euroclear and Clearstream may hold interests in the global security certificates on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories. All interests in a global security certificate, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own.

Consequently, the ability to transfer beneficial interests in a global security certificate to such persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a person having beneficial interests in a global security certificate to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the global security certificates will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments by us in respect of a global security certificate registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder. We will treat the persons in whose names the shares of perpetual preferred stock, including the global security certificates, are registered as the owners of the perpetual preferred stock for the purpose of receiving payments and for all other purposes. Consequently, neither we nor any agent of us has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global security certificates or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global security certificates; or

(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants. DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the perpetual preferred stock, is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the total principal or par amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of perpetual preferred stock will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or us. We will not be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the perpetual preferred stock, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures. Subject to compliance with the transfer restrictions applicable to the perpetual preferred stock described herein, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global security certificate in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of perpetual preferred stock only at the direction of one or more participants to whose account DTC has credited the interests in the global security certificates and only in respect of such number of shares of the perpetual preferred stock as to which such participant or participants has or have given such direction.

Although DTC, Euroclear and Clearstream have agreed to the foregoing to facilitate transfers of interests in the global security certificates among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor any of our agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Transfer Agent, Paying Agent and Registrar

The transfer agent, paying agent and registrar for the perpetual preferred stock will be American Stock Transfer and Trust Company. American Stock Transfer and Trust Company also serves as the registrar and transfer agent for our common stock and as the administrator of our restricted stock plan.

Calculations in Respect of the Perpetual Preferred Stock

We will be responsible for making all calculations called for under the perpetual preferred stock, including, but not limited to, the determination of the dividends payable on the perpetual preferred stock. We or our agents will make these calculations in good faith and, absent manifest error, such calculations will be final and binding on holders of the perpetual preferred stock. We will provide a schedule of these calculations to the paying agent, and the paying agent will be entitled to rely upon the accuracy of our calculations without independent verification.

CAPITAL REPLACEMENT

Capital Replacement Intention Upon Optional Redemption or Cash Conversion

At the time of

•	any redemption of convertible debentures or perpetual preferred stock, or

•	any conversion of convertible debentures that would require the principal return to be paid in cash (which would apply to conversions either upon a notice of redemption or upon a non-stock change of control), we intend to fund any cash payment upon such redemption or conversion, as the case may be, with net proceeds received by us from the sale, during the 180-day period prior to the date of redemption or conversion, by us or our subsidiaries to third-party purchasers, of securities for which we will receive equity credit, at the time of sale, that is equal to or greater than the equity credit attributed to the convertible debentures or perpetual preferred stock at the time of such redemption or conversion, in the opinion of our board of directors reasonably construing the standards employed by the rating agency that then attributes the greatest equity credit to the convertible debentures in making such determinations.

Capital Replacement Covenant From the Scheduled Maturity Date to, and Including, December 15, 2046

Prior to or concurrently with the initial issuance of the convertible debentures, we will enter into a capital replacement covenant for the benefit of holders of a specified series of our long-term indebtedness as described below. The following summarizes the capital replacement covenant, but does not restate the capital replacement covenant in its entirety. We urge you to read the capital replacement covenant because it, and not this description, is the governing instrument. You may request copies of the capital replacement covenant at our address set forth under “Incorporation of Certain Documents by Reference.”

The definitions of certain terms used in this section are found under “— Certain Definitions” below. Unless otherwise specified, the words “we” “us” and “our” as used in this section refer only to Peabody Energy Corporation and not to any of its subsidiaries.

The Capital Replacement Covenant

Prior to or concurrently with the initial issuance of the convertible debentures, we will enter into a capital replacement covenant in which we will covenant for the benefit of persons that buy, hold or sell a specified series of our long-term indebtedness that ranks senior to the convertible debentures (the “specified series”) that on or following the scheduled maturity date and prior to December 15, 2046 neither we nor any of our subsidiaries will pay the convertible debentures pursuant to the provisions of the indenture described under “Description of the Convertible Debentures — Payment at Scheduled Maturity” or redeem or repurchase convertible debentures unless the amount of such payment, the redemption price or the repurchase price, as the case may be, does not exceed the sum of:

•	400% of the aggregate amount of net cash proceeds we and our subsidiaries have received from the sale of common stock and rights to acquire common stock (including common stock issued pursuant to our dividend reinvestment plan or employee benefit plans);

•	the aggregate amount of net cash proceeds we and our subsidiaries have received from the sale of mandatorily convertible preferred stock or debt exchangeable for equity, and

•	the aggregate amount of net cash proceeds we and our subsidiaries have received from the sale of any other replacement capital securities (as defined below),

in each case, during the six months prior to the notice date for the relevant payment, redemption or repurchase.

Our ability to raise proceeds from sales of the securities described above during the six months prior to the notice date for a proposed payment, redemption or repurchase will depend on, among other things, market conditions at that time as well as the acceptability to prospective investors of the terms of those securities.

Our covenants in the capital replacement covenant will run only to the benefit of holders of the specified series of our long-term indebtedness. The capital replacement covenant is not intended to be for the benefit of holders of the convertible debentures or perpetual preferred stock, will not be enforceable by them, and will not be among the terms of the indenture or the convertible debentures or the certificate of designations of the perpetual preferred stock.

The capital replacement covenant will terminate upon the earlier to occur of (i) December 15, 2046; (ii) the date on which the holders of a majority of the principal amount of the then outstanding specified series of long-term indebtedness agree to terminate the capital replacement covenant; (iii) the date on which we no longer have outstanding any indebtedness eligible to qualify as the specified series pursuant to the specifications for “covered debt” in the capital replacement covenant; or (iv) the date on which we have no outstanding convertible debentures.

The initial specified series of long-term indebtedness benefiting from the capital replacement covenant will be our 7 7/8% Senior Notes Due 2026. The capital replacement covenant will include provisions requiring us to designate a new specified series if the existing specified series approaches maturity, becomes subject to a redemption notice or is reduced to less than $100,000,000 in outstanding principal amount, subject to additional procedures. We expect that, at all times from and including December 15, 2041 and prior to December 15, 2046, we will be subject to the capital replacement covenant and, therefore, restricted in our ability to pay, redeem or repurchase the convertible debentures during such period.

We will retain the right, at our option, to amend the capital replacement covenant at any time, provided such amendment is not adverse to the holders of the specified series of our long-term indebtedness, (i) to exclude common stock or securities convertible into common stock from the list of securities that we are permitted to sell pursuant to the capital replacement covenant, provided that we have been advised in writing by a nationally recognized independent accounting firm that there is more than an insubstantial risk that the failure to do so would result in a reduction in our earnings per share as calculated for financial reporting purposes, or (ii) to impose additional restrictions on the type or amount of those securities permitted to be sold. An amendment imposing such an exclusion or such additional restrictions would not require the consent of holders of the specified series of indebtedness benefiting from the capital replacement covenant.

We will be prohibited, however, under the terms of the indenture governing the convertible debentures from amending the capital replacement covenant to impose additional restrictions on the type or amount of qualifying capital securities that we may include for purposes of determining when payment, redemption and repurchase of the convertible debentures is permitted, unless we secure the consent of holders of a majority by principal amount of the convertible debentures. This prohibition will not apply to additional restrictions on, or exclusions from, the type or amount of common stock, rights to acquire common stock or securities convertible into common stock that we may include for purposes of determining when payment, redemption or repurchase of the convertible debentures is permitted.

The capital replacement covenant will have no effect on the absolute and unconditional nature of our obligation to pay holders the principal amount of (and accrued and unpaid interest on) the convertible debentures on the final maturity date or upon an event of default resulting in acceleration.

Certain Definitions

“Replacement capital securities” means securities that, in the determination of our board of directors reasonably construing the definitions and other terms of the capital replacement covenant, satisfy one of the following descriptions:

•	our common stock;

•	our mandatorily convertible preferred stock;

•	our debt exchangeable for equity; or

•	preferred stock or junior subordinated debt securities issued by us or our subsidiaries that rank equal to or junior to the convertible debentures upon our bankruptcy, insolvency or receivership and meet one of the following criteria:

•	(a) have no maturity or a maturity of at least 60 years with capital replacement intention disclosure and (b) have an optional deferral provision;

•	(a) have no maturity or a maturity of at least 60 years and (b) are non-cumulative;

•	(a) have a maturity of at least 40 years and are subject to a binding capital replacement covenant and (b) have an optional deferral provision;

•	(a) have a maturity of at least 40 years with capital replacement intention disclosure and (b) are non-cumulative;

•	(a) have a maturity of at least 40 years and (b) have a mandatory trigger provision and an optional deferral provision; or

•	(a) have a maturity of at least 25 years and are subject to a binding capital replacement covenant and (b) are non-cumulative.

Any of the foregoing replacement capital securities may be convertible or exchangeable at any time in whole or in part at the option of the issuer or the holder thereof into one or more other securities so long as such other securities also qualify as replacement capital securities.

Notwithstanding the foregoing, any securities or combinations of securities if issued by us to any of our subsidiaries, without the contemporaneous issuance of a security or combination of securities that otherwise would satisfy the definition of “replacement capital securities” by the subsidiary to a person other than a subsidiary of ours, shall not qualify as replacement capital securities.

“Debt exchangeable for equity” means a security (or combination of securities) that (a) gives the holder a beneficial interest in (i) our debt securities that are non-cumulative and that are our most junior subordinated debt (or rank equal to our most junior subordinated debt) and (ii) an interest in a stock purchase contract that will result in the holder of the security acquiring a beneficial interest in our common stock or qualifying preferred stock, provided that the number of shares of common stock to be acquired pursuant to the stock purchase contract shall be within a range that is established at the time of issuance of the stock purchase contract, (as defined under “Description of the Convertible Debentures — Warrant and Preferred Stock Settlement Mechanism”), (b) includes a remarketing feature pursuant to which the junior subordinated debt is remarketed to new investors within five years from the date of issuance of the security (or combination of securities) or earlier in the event of any early settlement event based on one or more financial tests or other express terms set forth in the terms of such securities or related transaction agreements, (c) provides for the proceeds raised in the remarketing to be used to satisfy the holder’s payment obligations (if not otherwise fulfilled) in respect of the required purchase of common stock or qualifying preferred stock under the stock purchase contract interest referenced above, (d) includes a binding capital replacement covenant, provided that such capital replacement covenant will apply to such security (or combination of securities) and to any qualifying preferred stock and will not include debt exchangeable for equity in the definition of “qualifying capital securities” and (e)  includes a provision defining a failed remarketing and specifying that the consequences of a failed remarketing will be that such common stock or qualifying preferred stock will be acquired in exchange for the junior subordinated debt.

“Mandatorily convertible preferred stock” means preferred stock with (a) no prepayment obligation on the part of the issuer thereof, whether at the election of the holders or otherwise, and (b) a requirement that the preferred stock convert into our common stock within three years from the date of its issuance at a conversion ratio within a range established at the time of issuance of the preferred stock.

“Alternative payment mechanism” means, with respect to any securities, that such securities or related transaction agreements include (1) a limitation on distributions in bankruptcy provision and (2) a provision to the effect that, upon the occurrence of certain events specified in such securities or related transaction agreements, we (a) shall sell, or use our commercially reasonable efforts to sell, our common stock, rights to purchase our common stock and/or qualifying preferred stock, unless a market disruption event (as defined under “Description of the Convertible Debentures — Warrant and Preferred Stock Settlement Mechanism”) has occurred and is continuing, in an amount such that the net proceeds of such sale are equal to at least the amount of accumulated and unpaid amounts on such securities (including any compounded amounts thereon), and apply the proceeds to pay such accumulated and unpaid amounts and (b) shall not, from and after the occurrence of any of such specified events until, but excluding, a date specified in such securities or related transaction agreements, pay any accumulated and unpaid amounts on such securities to the extent such amounts exceed the net proceeds of such sale; provided that the aggregate net proceeds from the issuance or sale of qualifying preferred stock that may be used to pay accumulated and unpaid amounts shall not exceed 25% of the initial aggregate liquidation preference or principal amount of the replacement capital securities; and provided further that the number of shares of any common stock that may be issued or sold, together with the number of shares of common stock underlying any rights to purchase common stock that may be issued or sold, to pay accumulated and unpaid amounts attributable to the first five years of any deferral period (including compounded amounts thereon), may be limited to an amount equal to 2% of the number of shares of common stock outstanding contemporaneously with the date of such issuance or sale.

“Binding capital replacement covenant” means, with respect to any securities, a capital replacement covenant substantially similar to the capital replacement covenant applicable to the convertible debentures, but with immediate effect rather than applying only from a date subsequent to the issuance of such securities.

“Capital replacement intention disclosure” means, with respect to any securities, that we have publicly stated our intention, either in the prospectus or other offering document under which such securities were initially offered for sale or in filings with the SEC made by us under the Exchange Act prior to or contemporaneously with the issuance of such securities, that we will pay, redeem or repurchase such securities only if we have received an amount of net proceeds at least equal to the applicable payment, redemption or repurchase price of such securities from the issuance of securities that are as, or more, equity-like than such securities, within six months prior to the applicable payment, redemption or repurchase date.

“Limitation on distributions in bankruptcy provision” means, with respect to any securities, provisions in the terms thereof or of the related transaction agreements that, upon any liquidation, dissolution, winding up or reorganization, or in connection with any insolvency, receivership or proceeding under any bankruptcy law with respect to us, limit the claim of the holders of such securities (other than non-cumulative preferred stock) for distributions (or in the case of securities containing a mandatory trigger provision, distributions that accumulate during a period in which we fail to satisfy one or more financial tests set forth in the terms of such securities or related transaction agreements) to (x) 25% of the principal amount of such securities then outstanding in the case of securities not permitting the issuance and sale of qualifying preferred stock pursuant to an alternative payment mechanism or (y) two years of accumulated and unpaid distributions (including any compounded amounts thereon) in all other cases.

“Mandatory trigger provision” means, with respect to any securities, provisions in the terms thereof or of the related transaction agreements that (a) (i) include an alternative payment mechanism that becomes effective within two years of a failure to satisfy one or more financial tests set forth in the terms of such securities or related transaction agreements or (ii) in the case of non-cumulative preferred stock, include provisions that, from and after the occurrence of the failure to satisfy any of such financial tests until, but excluding, a date specified in such securities or related transaction agreements, prohibit the issuer of such securities from paying any deferred distributions in an amount exceeding the net proceeds of the sale of our common stock, rights to purchase our common stock or qualifying preferred stock and (b) in the case of securities other than non-cumulative preferred stock, prohibit us from repurchasing any of our common stock prior to the date six months after the issuer applies the net proceeds of the sales described in clause (a) to pay such unpaid deferred distributions in full. No remedy other than “permitted remedies” will arise by the terms of such securities or related transaction agreements in favor of the holders of such securities as a result of the issuer’s failure to pay distributions because of the mandatory trigger provision or as a result of the issuer’s exercise of its right under an optional deferral provision until distributions have been deferred for one or more distribution periods that total together at least 10 years.

“Non-cash cumulative” means, with respect to any securities, that the securities include (a) an optional deferral provision and (b) an alternative payment mechanism that becomes effective after the issuer of such securities has deferred distributions on such securities for up to five years.

“Non-cumulative” means, with respect to any securities, that either (a) the issuer may elect not to make any number of periodic distributions or interest payments without any remedy arising under the terms of the securities or related agreements in favor of the holders, other than permitted remedies or (b) except for purposes of the definition of “qualifying preferred stock,” the securities are non-cash cumulative.

“Optional deferral provision” means, with respect to any securities, a provision in the terms thereof or of the related transaction agreements that permits the issuer of such securities to, in its sole discretion, defer in whole or in part payment of distributions on such securities for up to 10 years without any remedy other than permitted remedies.

“Permitted remedies” means, with respect to any of our securities, one or more of the following remedies: (a) rights in favor of the holders of such securities permitting such holders to elect one or more of our directors (including any such rights required by the listing requirements of any stock or securities exchange on which such securities may be listed or traded), (b) complete or partial prohibitions on our paying distributions on or repurchasing our common stock or other securities that rank equal or junior as to distributions to such securities for so long as distributions on such securities, including unpaid distributions, remain unpaid and (c) an alternative payment mechanism.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

The following is a summary of certain United States federal income and estate tax considerations of the ownership of convertible debentures and the shares of preferred stock and common stock into which the convertible debentures may be converted, as of the date hereof. Except where noted, this summary deals only with a convertible debenture or share of preferred stock or common stock held as a capital asset by a holder who purchases the convertible debentures on original issuance at their initial offering price, and does not constitute a detailed description of the U.S. federal income and estate tax considerations applicable to you if you are subject to special treatment under the U.S. federal income or estate tax laws, including if you are a dealer in securities or currencies, a financial institution, a regulated investment company, a real estate investment trust, a tax-exempt organization, an insurance company, a person holding the convertible debentures or shares of preferred stock or common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, a trader in securities that has elected the mark-to-market method of accounting for your securities, a person liable for alternative minimum tax, a person who is an investor in a pass-through entity, or a United States person whose “functional currency” is not the U.S. dollar.

This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax considerations different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with all tax considerations that may be relevant to holders in light of their personal circumstances.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of a convertible debenture or share of preferred stock or common stock that is:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

The term “non-U.S. holder” means a beneficial owner of a convertible debenture or share of preferred stock or common stock (other than a partnership) that is not a U.S. holder.

If a partnership holds the convertible debentures or shares of preferred stock or common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the convertible debentures or shares of preferred stock or common stock, you should consult your own tax advisors.

If you are considering the purchase of convertible debentures, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax considerations to you of the ownership of the convertible debentures, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Classification of the Convertible Debentures

We intend to take the position that the convertible debentures will be classified as our indebtedness for all U.S. federal income tax purposes. These convertible debentures are novel financial instruments and there is no statutory, judicial or administrative authority that directly addresses the U.S. federal income tax treatment of securities similar to the convertible debentures. Thus, no assurance can be given that the Internal Revenue Service (the “IRS”) or a court will agree with this characterization. If the IRS were to successfully challenge the characterization of the convertible debentures as indebtedness, interest payments on the convertible debentures would be treated for such purposes as dividends to the extent of our current or accumulated earnings and profits. In the case of non-U.S. holders (as defined above), distributions treated as dividends would be subject to withholding of U.S. federal income tax at a 30% rate, except to the extent reduced by applicable income tax treaty. Except with respect to withholding as provided under “Non-U.S. Holders — Payments of Interest” below, we agree, and by purchasing a convertible debenture, you will agree to treat the convertible debentures as indebtedness for all U.S. federal income tax purposes, and the remainder of this discussion assumes such treatment.

U.S. Holders

The following discussion is a summary of certain U.S. federal income tax consequences that will apply to you if you are a U.S. holder of convertible debentures.

Consequences of Owning Convertible Debentures

Interest Payments and Original Issue Discount

Under applicable U.S. Treasury regulations, a “remote” contingency that stated interest will not be timely paid will be ignored in determining whether a debt instrument is issued with OID. We believe that, as of the date of this prospectus supplement, the likelihood that we will exercise our option, or be required, to defer payments of interest under the terms of the convertible debentures is remote within the meaning of the U.S. Treasury regulations. Accordingly, upon issuance we believe the convertible debentures will not be treated as issued with original issue discount (“OID”). Under such treatment, you will generally be taxed on the stated interest on the convertible debentures as ordinary income at the time it is paid or accrued in accordance with your regular method of tax accounting.

If, however, we defer payments of interest on the convertible debentures, the convertible debentures will become OID instruments at such time. In such case, you will be subject to the special OID rules described below. If the convertible debentures become OID instruments, they will generally be taxed as OID instruments for as long as they remain outstanding.

Under the special OID rules, the following occurs:

•	regardless of your method of accounting, you would accrue an amount of interest income each year that approximates the stated interest payments called for under the terms of the convertible debentures using the constant-yield-to-maturity method of accrual described in section 1272 of the Code and applicable U.S. Treasury regulations;

•	the actual cash payments of interest you receive on the convertible debentures would not be reported separately as taxable income;

•	any accrual of OID included in your gross income (whether or not during a deferral period) with respect to the convertible debentures will increase your tax basis in the convertible debentures; and

•	the amount of cash payments that you receive in respect of such accrued OID will reduce your tax basis in such convertible debentures.

The IRS has not yet addressed in any rulings or other interpretations the U.S. Treasury regulations dealing with OID and the deferral of interest payments where the issuer of a debt instrument has a right or obligation to defer interest payments. It is possible that the IRS could assert that the convertible debentures were issued initially with OID merely because of our right or obligations under certain circumstances to defer interest payments. If the IRS were successful in this regard, you would be subject to the special OID rules described above, regardless of whether we exercise our option or are required to defer payments of interest on the convertible debentures.

Sale, Exchange, Redemption, or other Disposition of Convertible Debentures

Except as provided below under “Conversion of Convertible Debentures” you will generally recognize gain or loss upon the sale, exchange, redemption or other disposition of a convertible debenture equal to the difference between the amount realized (less accrued interest which will be taxable as such) upon the sale, exchange, redemption or other disposition and your adjusted tax basis in the convertible debenture. Your tax basis in a convertible debenture will generally be equal to the amount you paid for the convertible debenture. Any gain or loss recognized on a taxable disposition of the convertible debenture will be capital gain or loss. If you are an individual and have held the convertible debenture for more than one year, such capital gain will be subject to reduced rates of taxation. Your ability to deduct capital losses may be limited.

Conversion of Convertible Debentures

If you receive a combination of cash and common stock in exchange for your convertible debentures upon conversion, we intend to take the position that you will recognize gain, but not loss, equal to the lesser of (i) the excess of the fair market value of the common stock and cash received (except with respect to any cash paid in lieu of fractional common shares and with respect to amounts attributable to accrued interest which would be taxable as such) over your adjusted tax basis in the convertible debenture (excluding the portion of the tax basis that is allocable to any fractional share) or (ii) the amount of cash that you receive. The tax basis of the shares of common stock received upon such a conversion (other than common stock attributable to accrued interest, the tax basis of which will equal its fair market value) will equal the adjusted tax basis of the convertible debenture that was converted or repurchased (excluding the portion of the tax basis that is allocable to any fractional share), reduced by the amount of any cash received (other than cash received in lieu of a fractional share or cash attributable to accrued interest), and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). Your holding period for shares of common stock will include the period during which you held the convertible debentures except that the holding period of any common stock received with respect to accrued interest will commence on the day after the date of receipt. Alternative characterizations may be possible that could affect the amount, timing and character of income realized by you upon the receipt of a combination of cash and common stock. Such characterizations might include treatment as in part an exchange of a portion of the convertible debentures for cash and in part a conversion of the remainder of the convertible debentures for common stock. You should consult your tax advisors regarding the tax treatment of the receipt of cash and common stock in exchange for convertible debentures upon conversion.

If you receive a combination of preferred stock and common stock upon conversion of your convertible debentures, you generally will not recognize any gain or loss (except with respect to any cash paid in lieu of fractional common shares and with respect to amounts attributable to accrued interest which would be taxable as such). Generally, your basis in the preferred stock and common stock, if any, received upon such conversion of convertible debentures will equal the basis of the converted convertible debentures (plus any income attributable to accrued interest) allocated based on relative fair market value (other than any basis allocable to any fractional common shares) and the holding period of such preferred stock and common stock will include the holding period of the convertible debentures, except that the holding period of any preferred stock or common stock received with respect to accrued interest will commence on the day after the date of receipt.

Cash received in lieu of a fractional share of common stock will be treated as received in redemption of such fractional share and gain or loss will be recognized by a holder in an amount equal to the difference between the cash received and the portion of the basis of the convertible debentures allocable to such fractional interest. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the holding period for such convertible debentures was greater than one year as of the date of the conversion.

Constructive Distributions

The conversion rate of the convertible debentures will be adjusted in certain circumstances. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to you. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the convertible debentures, however, will generally not be considered to result in a deemed distribution to you. Certain of the possible conversion rate adjustments provided in the convertible debentures (including, without limitation, in respect of Fundamental Changes as discussed in “Description of Convertible Debentures”) may not qualify as being pursuant to a bona fide reasonable adjustment formula. In addition, adjustments in respect of taxable dividends to holders of our common stock will generally result in a deemed distribution to you. If such adjustments are made, the U.S. holders of convertible debentures will be deemed to have received a distribution even though they have not received any cash or property as a result of such adjustments.

Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code. It is not clear whether a constructive dividend deemed paid to you would be eligible for the preferential rates of U.S. federal income tax. It is also unclear whether corporate holders would be entitled to claim the dividends received deduction with respect to any such constructive dividends.

Consequences of Owning Preferred Stock and Common Stock

Dividends

Dividends on the preferred stock and common stock will be dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, and to such extent will be taxable as ordinary income. It is unclear whether our current and accumulated earnings and profits will be such that all dividends paid with respect to the preferred stock and common stock will qualify as dividends for U.S. federal income tax purposes. Our accumulated earnings and profits and our current earnings and profits in future years will depend in significant part on our future profits or losses, which we cannot accurately predict. To the extent that the amount of any dividend paid on preferred stock or common stock exceeds our current and accumulated earnings and profits attributable to that share of stock, the dividend will be treated first as a return of capital and will be applied against and reduce your adjusted tax basis (but not below zero) in that share of stock. This reduction in basis would increase any gain, or reduce any loss realized by you on the subsequent sale, redemption or other disposition of your preferred stock or common stock. The amount of any such dividend in excess of your adjusted tax basis will then be taxed as capital gain. For purposes of the remainder of this discussion, it is assumed that dividends paid on the preferred stock and common stock will constitute dividends for U.S. federal income tax purposes. If you are a corporation, dividends that are received by you may be eligible for a 70% dividends-received deduction under the Code. However, the Code disallows this dividends-received deduction in its entirety if the stock with respect to which the dividend is paid is held by you for less than 46 days during the 91-day period beginning on the date which is 45 days before the date on which the stock becomes ex-dividend with respect to such dividend. (A 91-day minimum holding period applies to certain dividend arrearages.) It is possible that under Section 305(c) of the Code, holders could be treated as receiving constructive dividends with respect to any deferred dividends on the preferred stock or to the extent the preferred stock is issued with a fair market value that is less than its liquidation preference. Any such dividends may result in a tax to holders of preferred stock without the receipt of any cash or property.

Under current law, if you are an individual, dividends received by you generally will be subject to a reduced maximum tax rate of 15% through December 31, 2010, after which the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. The rate reduction will not apply to dividends received to the extent that you elect to treat the dividends as “investment income,” which may be offset by investment expense. Furthermore, the rate reduction will also not apply to dividends that are paid to you with respect to preferred stock or common stock that is held by you for less than 61 days during the 121-day period beginning on the date which is 60 days before the date on which the preferred stock or common stock becomes ex-dividend with respect to such dividend. (A 91-day minimum holding period applies to certain dividend arrearages.)

In general, for purposes of meeting the holding period requirements for both the dividends-received deduction and the reduced maximum tax rate on dividends described above, you may not count towards your holding period any period in which you (a) have the option to sell, are under a contractual obligation to sell, or have made (and not closed) a short sale of the preferred stock or common stock, as the case may be, or substantially identical stock or securities, (b) are the grantor of an option to buy the preferred stock or common stock, as the case may be, or substantially identical stock or securities or (c) otherwise have diminished your risk of loss by holding one or more other positions with respect to substantially similar or related property. The U.S. Treasury regulations provide that a taxpayer has diminished its risk of loss on stock by holding a position in substantially similar or related property if the taxpayer is the beneficiary of a guarantee, surety agreement, or similar arrangement that provides for payments that will substantially offset decreases in the fair market value of the stock. In addition, the Code disallows the dividends-received deduction as well as the reduced maximum tax rate on dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You are advised to consult your own tax advisor regarding the implications of these rules in light of your particular circumstances.

You should consider the effect of section 246A of the Code, which reduces the dividends-received deduction allowed with respect to “debt-financed portfolio stock.” The Code also imposes a 20% alternative minimum tax on corporations. In some circumstances, the portion of dividends subject to the dividends-received deduction will serve to increase a corporation’s minimum tax base for purposes of the determination of the alternative minimum tax. In addition, under section 1059 of the Code, a corporate shareholder may be required to reduce its basis in stock with respect to certain “extraordinary dividends.” For example, section 1059 could apply to cause all dividends to be treated as extraordinary with respect to preferred stock issued at a premium over its stated redemption price or issued with accrued dividends because of deferral of interest on the convertible debentures.

Because of tax considerations discussed above, the preferred stock issuable upon conversion of a convertible debenture may not, in some circumstances, be fungible with preferred stock issued on other dates, if any, and may require a separate CUSIP number.

You should consult your own tax adviser in determining the application of the rules described in the previous paragraphs in light of your particular circumstances.

Sale, Exchange, Redemption or other Disposition of Preferred Stock or Common Stock

A sale, exchange, redemption or other disposition (including upon a remarketing) of the preferred stock or common stock will generally result in gain or loss equal to the difference between the amount realized upon the disposition and your adjusted tax basis in such shares. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for such shares exceeds one year. If you are an individual, such capital gain will be subject to reduced rates of taxation. The deduction of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to payments of interest on the convertible debentures and dividends on shares of preferred stock and common stock and to the proceeds of a sale of a convertible debenture or share of preferred stock or common stock paid to you unless you are an exempt recipient such as a corporation. A backup withholding tax will apply to those payments if you fail to provide your taxpayer identification number, or certification of exempt status, or if you fail to report in full interest and dividend income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

Non-U.S. Holders

The following is a summary of the U.S. federal tax consequences that will apply to you if you are a non-U.S. holder of convertible debentures or shares of preferred stock or common stock. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies” and U.S. expatriates. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Payments of Interest

We intend to take the position that the convertible debentures are indebtedness for U.S. federal income tax purposes, and, therefore, that interest payments on the convertible debentures may qualify for the “portfolio interest exemption” discussed below. We may, however, and anticipate that brokers and financial institutions acting as withholding agents will, withhold a 30% tax (or lower applicable income tax treaty rate) on interest payments on the convertible debentures. If, contrary to our position, the convertible debentures were recharacterized as equity, payments on the convertible debentures would generally be subject to this 30% withholding tax (or lower applicable income tax treaty rate). Assuming the IRS does not challenge the treatment of the convertible debentures as indebtedness, non-U.S. holders should be able to claim a refund for any such withholding provided the payments to you of interest on a convertible debenture fall within the “portfolio interest exemption.” To meet the portfolio interest exemption, the following must apply:

•	interest paid on the convertible debenture is not effectively connected with your conduct of a trade or business in the United States,

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable U.S. Treasury regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on a convertible debenture is described in section 881(c)(3)(A) of the Code; and

•	either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person or (b) you hold your convertible debentures through certain foreign intermediaries and satisfy the certification requirements of applicable U.S. Treasury regulations.

Non-U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the convertible debentures.

Special rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you are engaged in a trade or business in the United States and interest on the convertible debentures is effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, then you will be subject to U.S. federal income tax on that interest on a net income basis (although you will be exempt from the 30% U.S. federal withholding tax, provided you provide a completed IRS Form W-8ECI stating that interest is effectively connected with your conduct of a trade or business in the United States) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

To the extent that shares received upon the conversion of the convertible debentures by you are subject to U.S. federal withholding tax and are not sufficient to comply with the withholding agent’s U.S. federal withholding obligations, the withholding agent may recoup or set-off such liability against any amounts owed to you, including, but not limited to, any actual cash dividends or distributions subsequently made with respect to such preferred stock or common stock, with respect to the applicable U.S. federal withholding tax that the withholding agent is required to pay on your behalf.

Dividends and Constructive Dividends

Any dividends paid to you with respect to the shares of preferred stock or common stock (and any deemed dividends, see “U.S. Holders — Constructive Distributions” above) will be subject to U.S. federal withholding tax at a 30% rate (or lower applicable income tax treaty rate). In the case of any constructive dividend, it is possible that this tax would be withheld from any amount owed to you, including, but not limited to, interest payments on the convertible debentures, dividend payments on shares of your preferred or common stock or sales proceeds subsequently paid or credited to you. Dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the U.S. federal withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification requirements and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate (or lower applicable income tax treaty rate).

A non-U.S. holder of shares of preferred or common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange, Redemption, Conversion or Other Disposition of Convertible Debentures or Shares of Stock

You will recognize gain, if any, on the sale, exchange, redemption or other taxable disposition of a convertible debenture or share of preferred or common stock, as well as upon the conversion of a convertible debentures into a combination of cash and common stock or a combination of preferred and common stock to the extent generally provided under “U.S. Holders.” Nevertheless, any such gain generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	you are a more than 5% holder as discussed below with respect to “U.S. real property holding corporations.”

If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale, exchange, redemption, conversion or other taxable disposition under regular graduated U.S. federal income tax rates. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, exchange, redemption, conversion or other taxable disposition, which may be offset by U.S. source capital losses, even though you are not considered a resident of the U.S. If you are a foreign corporation that falls under the first bullet point above, you will be subject to tax on your net gain in the same manner as if you were a United States person as defined under the Code and, in addition, you may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe that we are currently a “United States real property holding corporation” for U.S. federal income tax purposes. The rules relating to the sales of interests in United States real property holding corporations are complex. Generally, so long as our common stock continues to be regularly traded on an established securities market, with respect to our common stock, preferred stock or convertible debentures, only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of such class of interests could be subject to U.S. federal income tax on the disposition of such common stock, preferred stock, or convertible debentures, respectively. Non-U.S. Holders are urged to consult their tax advisors regarding the possible application of the rules relating to United States real property holding corporations to the sale of their interests.

Any stock which you receive on the sale, exchange, redemption, conversion or other disposition of a convertible debenture which is attributable to accrued interest will be subject to U.S. federal income tax in accordance with the rules for taxation of interest described above under “Payments of Interest.”

United States Federal Estate Tax

Your estate will generally not be subject to U.S. federal estate tax on convertible debentures beneficially owned by you at the time of your death, provided that any payment to you on the convertible debentures would be eligible for exemption from the 30% U.S. federal withholding tax under the “portfolio interest rule” described above under “Payments of Interest” without regard to the statement requirement described in the last bullet point. However, if the convertible debentures are recharacterized as equity for U.S. federal tax purposes, the convertible debentures will be included in your gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise. In addition, shares of preferred or common stock held by you at the time of your death will be included in your gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Generally, the payor must report to the IRS and to you the amount of interest and dividends paid (or deemed to be paid) to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments of interest or dividends that the payor makes to you provided that the payor does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, and the payor has received from you the statement described above in the last bullet point under “Payments of Interest.”

In addition, no information reporting or backup withholding will be required regarding the proceeds of the sale of a convertible debenture or share of preferred or common stock made within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, Lehman Brothers Inc., Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and the other underwriters, for whom Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. are acting as representatives and joint book-running managers, have severally agreed to purchase, and we have agreed to sell to them, the principal amount of the convertible debentures set forth opposite each underwriter’s name below.

Principal Amount
Underwriters	of Debentures

Lehman Brothers Inc.	$
Morgan Stanley & Co. Incorporated
Citigroup Global Markets Inc.
Banc of America Securities LLC
BNP Paribas Securities Corp.
Calyon Securities (USA) Inc.
HSBC Securities (USA) Inc.
BMO Capital Markets Corp.
Credit Suisse Securities (USA) LLC
ABN AMRO Rothschild LLC
PNC Capital Markets LLC
Wells Fargo Securities, LLC

Total	$

The underwriting agreement provides that the underwriters are obligated to purchase all of the convertible debentures if any are purchased.

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional convertible debentures. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the convertible debentures.

	No Exercise		Full Exercise

Per convertible debenture		%		%
Total	$		$

The underwriters propose to offer the convertible debentures initially at the public offering price on the cover page of this prospectus supplement and to certain dealers at the offering price less a selling concession not to exceed $       per $1,000 in aggregate principal amount of the debentures. After the initial public offering of the convertible debentures, the underwriters may change the public offering price and discount to broker/dealers.

The expenses of the offering that are payable by us are estimated to be $4 million (excluding underwriting discounts and commissions).

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to $75 million aggregate principal amount of additional convertible debentures at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions, if the underwriters sell a greater aggregate principal amount of convertible debentures than aggregate principal amount shown on the cover of this prospectus supplement. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the convertible debentures offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to specified conditions, to purchase approximately the same percentage of the additional aggregate principal amount of convertible debentures as the principal amount listed next to the underwriter’s name in the preceding table bears to the aggregate principal amount of convertible debentures listed next to the names of all underwriters in the preceding table.

We have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, for a period of 45 days from the date of this prospectus supplement, directly or indirectly:

•	offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) or file any registration statement in respect of any shares of our common stock or securities convertible into or exchangeable for our common stock (other than the convertible debentures and shares issued pursuant to employee benefit plans, stock option plans or other employee compensation plans existing on the date hereof or pursuant to currently outstanding options, warrants or rights and shares to be issued as consideration in an acquisition), or sell or grant options, rights or warrants with respect to any shares of our common stock or securities convertible into or exchangeable for our common stock (other than the grant of such options or such rights pursuant to employee benefit plans, stock option plans or other employee compensation plans existing on the date hereof), or

•	enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of common stock,

whether any such transaction described above is to be settled by delivery of our common stock or other securities, in cash or otherwise.

The convertible debentures are a new issue of securities with no established trading market. The underwriters intend to make a secondary market for the convertible debentures. However, they are not obligated to do so and may discontinue making a secondary market for the convertible debentures at any time without notice. If a trading market develops, no assurance can be given as to how liquid that trading market for the convertible debentures will be.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of convertible debentures in excess of the principal amount of the convertible debentures the underwriters are obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of the convertible debentures in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the convertible debentures in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a broker/dealer when the convertible debentures originally sold by such broker/dealer are purchased in a stabilizing or covering transaction to cover short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the convertible debentures or preventing or retarding a decline in the market price of the convertible debentures. As a result, the price of the convertible debentures may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific aggregate principal amount of convertible debentures for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

If you purchase convertible debentures offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Certain of our directors, Messrs. James, Lentz, Schlesinger and Washkowitz, have been employed by or served as consultants to Lehman Brothers Inc. within the past three years. The Board has determined that these employment and consulting relationships involve matters unrelated to us, and that these relationships are not material to us.

In the ordinary course of business, Morgan Stanley & Co. Incorporated, Lehman Brothers Inc. and Citigroup Global Markets Inc. and their affiliates have provided financial advisory, investment banking and general financing and banking services for us and our subsidiaries for customary fees. The underwriters and/or their affiliates may provide such services to us in the future. Morgan Stanley & Co. Incorporated served as a co-manager in connection with the initial public offering of our common stock, and the April 2002, May 2003, and July 2003 offerings of our common stock by certain selling stockholders. Morgan Stanley & Co. Incorporated also served as a joint book-running manager in connection with our March 2003, March 2004 and October 2006 offerings of senior notes and our March 2004 equity offering. Morgan Stanley & Co. Incorporated served as our financial advisor in connection with the acquisitions of RAG in 2004 and Excel. Lehman Brothers Inc. served as sole lead manager in connection with the initial public offering of our common stock, led the April 2002, May 2003 and July 2003 offerings of our common stock by certain selling shareholders, served as a joint book-running manager in connection with our March 2003 and October 2006 offering of senior notes and our March 2004 equity offering, and served as lead underwriter in connection with our sale in a public offering of limited partnership interests of Penn Virginia Resource Partners, L.P. Citigroup Global Markets Inc. served as a joint lead arranger in connection with our senior unsecured credit facility and as a co-manager in connection with our October 2006 offering of senior notes. Affiliates of the representatives and certain of the other underwriters are lenders under our senior unsecured credit facility.

In connection with our repayment of outstanding borrowings under our credit facility, more than 10% of the net proceeds of this offering may be received by affiliates of the underwriters. Consequently, this offering is being conducted in compliance with Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc (“NASD”). Rule 2710(h) requires that the yield at which a debt issue is to be distributed to the public can be no lower than that recommended by a “qualified independent underwriter,” as defined by the NASD. Morgan Stanley & Co. Incorporated is serving in that capacity and has performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus supplement and the accompanying prospectus form a part. We have agreed to indemnify Morgan Stanley & Co. Incorporated in its capacity as qualified independent underwriter against certain liabilities under the Securities Act.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of convertible debentures to the public in that Member State, except that it may, with effect from and including such date, make an offer of convertible debentures to the public in that Member State:

(a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of convertible debentures to the public” in relation to any convertible debentures in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the convertible debentures to be offered so as to enable an investor to decide to purchase or subscribe the convertible debentures, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the convertible debentures in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any convertible debentures in, from or otherwise involving the United Kingdom.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission, or SEC. You may access and read our SEC filings, through the SEC’s Internet site at www.sec.gov. This site contains reports and other information that we file electronically with the SEC. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public on our website at http://www.peabodyenergy.com. Information contained on our website is not part of this prospectus or any prospectus supplement. In addition, reports, proxy statements and other information concerning us may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement under the Securities Act with respect to the securities offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus, which constitutes part of the registration statement, do not contain all of the information presented in the registration statement and its exhibits and schedules. Our descriptions in this prospectus supplement and the accompanying prospectus of the provisions of documents filed as exhibits to the registration statement or otherwise filed with the SEC are only summaries of the terms of those documents that we consider material. If you want a complete description of the content of the documents, you should obtain the documents yourself by following the procedures described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus supplement and the accompanying prospectus, which means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus.

We incorporate by reference our:

•	Annual report on Form 10-K for the year ended December 31, 2005, as filed on March 6, 2006 (as amended by the Form 10-K/A filed on March 7, 2006);

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, as filed on May 9, 2006, June 30, 2006, as filed on August 7, 2006, and September 30, 2006, as filed on November 7, 2006;

•	Current Reports on Form 8-K filed with the SEC on January 25, 2006, July 7, 2006, September 7, 2006, September 18, 2006, September 19, 2006, October 2, 2006 (as amended by the 8-K/A filed with the SEC on November 13, 2006), October 5, 2006, October 6, 2006, October 11, 2006, October 13, 2006, October 30, 2006 and December 13, 2006.

•	Form 8-A filed with the SEC on May 2, 2001; and

•	Form 8-A filed with the SEC on July 24, 2002 (as amended by the Form 8-A/A filed on March 29, 2005 and the Form 8-A/A filed on February 22, 2006).

We are also incorporating by reference all other reports that we file in the future with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the date of the completion of this offering; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement and/or the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement, the accompanying prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement and/or the accompanying prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

You may request copies of the filings, at no cost, by telephone at (314) 342-3400 or by mail at: Peabody Energy Corporation, 701 Market Street, Suite 700, St. Louis, Missouri 63101, attention: Investor Relations.

LEGAL MATTERS

Certain legal matters with respect to the convertible debentures will be passed upon for us by our counsel, Simpson Thacher & Bartlett LLP, New York, New York. Cleary Gottlieb Steen & Hamilton LLP and Shearman & Sterling LLP advised the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Peabody Energy Corporation incorporated by reference in Peabody Energy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005 (including schedules appearing therein), and Peabody Energy Corporation’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included and incorporated by reference therein, have been audited by Ernst &Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included and incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Excel Coal Limited and its subsidiaries as of 30 June 2006, and for the year then ended, have been incorporated by reference herein in reliance upon the report of KPMG, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the 30 June 2006 financial statements refers to the adoption of new accounting standards for financial instruments.

PROSPECTUS

Peabody Energy Corporation

DEBT SECURITIES
COMMON STOCK
PREFERRED STOCK
PREFERRED STOCK PURCHASE RIGHTS
WARRANTS
UNITS

SUBSIDIARY GUARANTORS
GUARANTEED DEBT SECURITIES

Peabody Energy Corporation may offer and sell from time to time, in one or more series, any one of the following securities:

•	unsecured debt securities consisting of notes, debentures or other evidences of indebtedness which may be senior debt securities, senior subordinated debt securities or subordinated debt securities,

•	common stock,

•	preferred stock,

•	warrants, and

•	units,

or any combination of these securities. Peabody Energy Corporation’s debt securities may be guaranteed by substantially all of its domestic subsidiaries.

The common stock of Peabody Energy Corporation is traded on the New York Stock Exchange under the symbol “BTU.” We will provide more specific information about the terms of an offering of any securities in supplements to this prospectus.

You should read this prospectus and the applicable prospectus supplement, as well as the risks contained or described in the documents incorporated by reference in this prospectus or any accompanying prospectus supplement, before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 28, 2006

ABOUT THIS PROSPECTUS

This prospectus describes the general terms of the securities to be offered hereby. A prospectus supplement that will describe the specific amounts, prices and other terms of the securities being offered will be provided to you in connection with each sale of securities offered pursuant to this prospectus. The prospectus supplement or any free writing prospectus prepared by or on behalf of us may also add, update or change information contained in this prospectus. To understand the terms of securities offered pursuant to this prospectus, you should carefully read this document with the applicable prospectus supplement or any free writing prospectus prepared by or on behalf of us. Together, these documents will give the specific terms of the offered securities. You should also read the documents we have incorporated by reference in this prospectus described below under “Incorporation of Certain Documents By Reference.”

You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement or any free writing prospectus prepared by or on behalf of us. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any free writing prospectus is accurate as of any date other than the date on the front of those documents.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information included in this prospectus and the documents we have incorporated by reference include statements of our expectations, intentions, plans and beliefs that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to come within the safe harbor protection provided by those sections. These statements relate to future events or our future financial performance. We use words such as “anticipate,” “believe,” “expect,” “may,” “intend,” “plan,” “project,” “will” or other similar words to identify forward-looking statements.

Without limiting the foregoing, all statements relating to our future outlook, anticipated capital expenditures, future cash flows and borrowings, and sources of funding are forward-looking statements. These forward-looking statements are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks and actual results may differ materially from those discussed in these statements.

Among the factors that could cause actual results to differ materially are:

•	growth of domestic and international coal and power markets;

•	coal’s market share of electricity generation;

•	prices of fuels which compete with or impact coal usage, such as oil or natural gas;

•	future worldwide economic conditions;

i

•	economic strength and political stability of countries in which we have operations or serve customers;

•	weather;

•	success in integrating new acquisitions;

•	transportation performance and costs, including demurrage;

•	ability to renew sales contracts;

•	successful implementation of business strategies;

•	legislation, regulations and court decisions;

•	new environmental requirements affecting the use of coal including mercury and carbon dioxide related limitations;

•	variation in revenues related to synthetic fuel production;

•	changes in postretirement benefit and pension obligations;

•	negotiation of labor contracts, employee relations and workforce availability;

•	availability and costs of credit, surety bonds and letters of credit;

•	the effects of changes in currency exchange rates;

•	price volatility and demand, particularly in higher-margin products and in our trading and brokerage businesses;

•	risks associated with customer contracts, including credit and performance risk;

•	availability and costs of key suppliers or commodities such as diesel fuel, steel, explosives and tires;

•	reductions of purchases by major customers;

•	geology, equipment and other risks inherent to mining;

•	terrorist attacks or threats;

•	performance of contractors, third party coal suppliers or major suppliers of mining equipment or supplies;

•	replacement of coal reserves;

•	risks associated with developing new mines, expanded capacity and our Btu conversion or generation development initiatives;

•	implementation of new accounting standards and Medicare regulations;

•	inflationary trends, including those impacting materials used in our business;

•	the effects of interest rate changes;

•	litigation, including claims not yet asserted;

•	the effects of acquisitions or divestitures;

•	impacts of pandemic illness; and

•	changes to contribution requirements to multi-employer benefit funds.

When considering these forward-looking statements, you should keep in mind the cautionary statements in this document and the documents incorporated by reference. We will not update these statements unless the securities laws require us to do so.

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SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and other terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. To understand the terms of our securities, you should carefully read this document with the applicable prospectus supplement and any free writing prospectus prepared by or on behalf of us. Together, these documents will give the specific terms of the securities we are offering. You should also read the documents we have incorporated by reference in this prospectus described below under “Incorporation of Certain Documents by Reference.” When used in this prospectus, the terms “we,” “our,” and “us,” except as otherwise indicated or as the context otherwise indicates, refer to Peabody Energy Corporation and/or its applicable subsidiary or subsidiaries.

The Securities We May Offer

We may offer and sell from time to time:

•	common stock;

•	debt securities;

•	preferred stock;

•	warrants; and

•	units.

In addition, we may offer and sell from time to time debt securities that may be guaranteed by substantially all of our domestic subsidiaries.

Common Stock

We may issue shares of our common stock, par value $0.01 per share. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock or series common stock. Holders of common stock are entitled to one vote per share and vote together, as one class, with the holders of our Series A Junior Participating Preferred Stock. Holders of common stock have no cumulative voting rights in the election of directors.

Debt Securities

We may offer debt securities, which may be either senior, senior subordinated or subordinated, may be guaranteed by substantially all of our domestic subsidiaries, and may be convertible into shares of our common stock. We may issue debt securities either separately, or together with, upon conversion of or in exchange for other securities. The debt securities that we issue will be issued under one of two indentures among us, U.S. Bank National Association, as trustee and, if guaranteed, the subsidiary guarantors thereto. We have summarized general features of the debt securities that we may issue under “Description of Debt Securities.” We encourage you to read the indentures, which are included as exhibits to the registration statement of which this prospectus forms a part.

Preferred Stock

We may issue shares of our preferred stock, par value $0.01 per share, in one or more series. Our board of directors will determine the dividend, voting, conversion and other rights of the series of preferred stock being offered.

Warrants

We may issue warrants for the purchase of preferred stock or common stock or debt securities of our company. We may issue warrants independently or together with other securities. Warrants sold with other securities as a unit may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the applicable prospectus supplement.

Units

We may also issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security.

Peabody Energy Corporation

We are the largest private-sector coal company in the world. During the year ended December 31, 2005, we sold 239.9 million tons of coal. During this period, we sold coal to over 350 electricity generating and industrial plants in 15 countries. Our coal products fuel approximately 10% of all U.S. electricity generation and 3% of worldwide electricity generation. At December 31, 2005, we had 9.8 billion tons of proven and probable coal reserves.

We are engaged in the production, distribution and sale of coal to electricity generating and industrial plants throughout the world. We own, through our subsidiaries, majority interests in coal operations located throughout all major U.S. coal producing regions and in Australia. Additionally, we own minority interests in mines through joint venture arrangements. Most of our production in the western United States is low-sulfur coal from the Powder River Basin. In the West, we own and operate mines in Arizona, Colorado, New Mexico and Wyoming. In the East, we own and operate mines in Illinois, Indiana, Kentucky and West Virginia. We also own mines in Queensland, Australia. Most of our Australian production is low-sulfur, metallurgical coal. We generate most of our production from non-union mines.

In addition to our mining operations, we market, broker and trade coal. In 2005, we opened a business development, sales and marketing office in Beijing, China to pursue potential long-term growth opportunities in this market. Our other energy related commercial activities include the development of mine-mouth coal-fueled generating plants, the management of our vast coal reserve and real estate holdings, coalbed methane production, transportation services, and, more recently, BTU conversion. Our BTU conversion initiatives include participation in technologies that convert coal into natural gas, liquids and hydrogen.

Our principal executive offices are located at 701 Market Street, St. Louis, Missouri 63101-1826, telephone (314) 342-3400.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges presented below should be read together with the financial statements and the notes accompanying them and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2005 and Quarterly Report for the quarter ended March 31, 2006 incorporated by reference into this prospectus. For purposes of the computation of the ratio of earnings to fixed charges, earnings consist of income before income taxes and minority interests plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus the interest component of lease rental expense. A ratio of combined fixed charges and preferred stock dividends to earnings will be included as necessary in the applicable prospectus supplement if we issue and sell preferred stock thereunder.

	Year	Nine Months	Year	Year	Year	Year	Quarter
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,	March 31,
	2001	2001	2002	2003	2004	2005	2006

Ratio of Earnings to Fixed Charges(1)	1.59x	0.92x	1.50x	0.98x	2.04x	3.86x	4.85x

(1)	Earnings were insufficient to cover fixed charges by $9.6 million and $3.2 million for the nine months ended December 31, 2001 and the year ended December 31, 2003, respectively. Excluding $38.6 million and $53.5 million of early debt extinguishment costs incurred in the nine months ended December 31, 2001 and the year ended December 31, 2003, respectively, the ratio of earnings to fixed charges was 1.23x and 1.34x during the respective periods.

USE OF PROCEEDS

Unless otherwise indicated in the prospectus supplement, we will use all or a portion of the net proceeds from the sale of our securities offered by this prospectus and the prospectus supplement for general corporate purposes. General corporate purposes may include repayment of other debt, capital expenditures, possible acquisitions and any other purposes that may be stated in any prospectus supplement. The net proceeds may be invested temporarily or applied to repay short-term or revolving debt until they are used for their stated purpose.

DIVIDEND POLICY

We currently declare and pay quarterly dividends of $0.06 per share. The declaration and payment of dividends and the amount of dividends will depend on our results of operations, financial condition, cash requirements, future prospects, any limitations imposed by our debt instruments and other factors deemed relevant by our board of directors; however, we presently expect that dividends will continue to be paid.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of the debt securities summarizes certain general terms that will apply to the debt securities offered by us. The description is not complete, and we refer you to the indentures, which are included as exhibits to the registration statement of which this prospectus is a part. In addition, the terms described below may be amended, supplemented or otherwise modified pursuant to one or more supplemental indentures. Any such amendments, supplements or modifications will be set forth in the applicable prospectus supplement. Capitalized items have the meanings assigned to them in the indentures. The referenced sections of the indentures and the definitions of capitalized terms are incorporated by reference in the following summary.

The debt securities that we may issue will be senior, senior subordinated or subordinated debt, may be guaranteed by substantially all of our domestic subsidiaries, and may be convertible into shares of our common stock.

The senior, senior subordinated or subordinated debt securities that we may issue will be issued under separate indentures among us, U.S. Bank National Association, as trustee and, if guaranteed, the subsidiary guarantors thereto. Senior debt securities will be issued under a “Senior Indenture,” senior subordinated debt securities and subordinated debt securities will be issued under a “Subordinated Indenture.” Collectively, we refer to the Senior Indenture and the Subordinated Indenture as the “Indentures.” For purposes of the summary set forth below, “obligor” refers to Peabody Energy Corporation. This summary of the Indentures is qualified by reference to the Indentures. You should refer to the Indentures in addition to reading this summary. The summary is not complete and is subject to the specific terms of the Indentures.

General

Under the Indentures, we will be able to issue from time to time, in one or more series, an unlimited amount of debt securities. Each time that we issue a new series of debt securities, the supplement to the prospectus relating to that new series will specify the terms of those debt securities, including:

•	designation, amount and denominations;

•	percentage of principal amount at which the debt securities will be issued;

•	maturity date;

•	interest rate and payment dates;

•	terms and conditions of exchanging or converting debt securities for other securities;

•	the currency or currencies in which the debt securities may be issued;

•	redemption terms;

•	whether the debt securities will be guaranteed by our subsidiaries;

•	whether the debt securities and/or any guarantees will be senior, senior subordinated or subordinated; and

•	any other specific terms of the debt securities, including any deleted, modified or additional events of default or remedies or additional covenants provided with respect to the debt securities, and any terms that may be required by or advisable under applicable laws or regulations.

Unless otherwise specified in any prospectus supplement, the debt securities will be issuable in registered form without coupons and in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any transfer or exchange of any debt securities, but the issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Debt securities may bear interest at a fixed rate or a floating rate. Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount. Special U.S. federal income tax considerations applicable to discounted debt securities or to some debt securities issued at par that are treated as having been issued at a discount for U.S. federal income tax purposes will be described in the applicable prospectus supplement.

In determining whether the holders of the requisite aggregate principal amount of outstanding debt securities of any series have given any request, demand, authorization, direction, notice, consent or waiver under the Indentures, the principal amount of any series of debt securities originally issued at a discount from their stated principal amount that will be deemed to be outstanding for such purposes will be the amount of the principal thereof that would be due and payable as of the date of the determination upon a declaration of acceleration of the maturity thereof.

Payments relating to the debt securities generally will be paid by us, at U.S. Bank National Association’s corporate trust office. However, we may elect to pay interest by mailing checks directly to the registered holders of the debt securities. You can transfer your debt securities at U.S. Bank National Association’s corporate trust office.

Ranking

Unless otherwise described in the prospectus supplement for any series, the debt securities that we issue will be unsecured and will rank on a parity with all of our other unsecured and unsubordinated indebtedness.

We conduct a material amount of our operations through our subsidiaries. Our right to participate as a shareholder in any distribution of assets of any of our subsidiaries (and thus the ability of holders of the debt securities that we issue to benefit as creditors of Peabody Energy Corporation from such distribution) is junior to creditors of that subsidiary. As a result, claims of holders of the debt securities that we issue will generally have a junior position to claims of creditors of our subsidiaries, except to the extent that we may be recognized as a creditor of those subsidiaries or those subsidiaries guarantee the debt securities.

Reopening of Issue

We may, from time to time, reopen an issue of debt securities without the consent of the holders of the debt securities and issue additional debt securities with the same terms (including maturity and interest payment terms) as debt securities issued on an earlier date. After such additional debt securities are issued they will be fungible with the previously issued debt securities to the extent specified in the applicable prospectus supplement.

Debt Guarantees

Our debt securities may be guaranteed by substantially all of our domestic subsidiaries, the “subsidiary guarantors.” If debt securities are guaranteed by subsidiary guarantors, that guarantee will be set forth in the applicable Indenture or a supplemental indenture.

Payments with respect to subsidiary guarantees of our senior subordinated debt securities and subordinated debt securities will be subordinated in right of payment to the prior payment in full of all senior indebtedness of each such subsidiary guarantor to the same extent and manner that payments with respect to our senior subordinated debt securities and subordinated debt securities are subordinated in right of payment to the prior payment in full of all of our senior indebtedness.

Merger and Consolidation

Unless otherwise described in the prospectus supplement of any series, we may, under the applicable Indenture, without the consent of the holders of debt securities, consolidate with, merge with or into or transfer all or substantially all of our assets to any other corporation organized under the laws of the United States or any of its political subdivisions provided that:

•	the surviving corporation assumes all of our obligations under the applicable Indenture;

•	at the time of such transaction, no event of default, and no event that, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

•	certain other conditions are met.

Modification

Generally, our rights and obligations and the holders’ rights may be modified with the consent of holders of a majority of the outstanding debt securities of each series affected by such modification. However, unless otherwise described in the prospectus supplement of any series, no modification or amendment may occur without the consent of the affected holder of a debt security if that modification or amendment would do any of the following:

•	change the stated maturity date of the principal of, or any installment of interest on, any of the holder’s debt securities;

•	reduce the principal amount of, or the interest (or premium, if any) on, the debt security (including, in the case of a discounted debt security, the amount payable upon acceleration of maturity or provable in bankruptcy);

•	change the currency of payment of the debt security;

•	impair the right to institute suit for the enforcement of any payment on the debt security or adversely affect the right of repayment, if any, at the option of the holder;

•	reduce the percentage of holders of debt securities necessary to modify or amend the applicable Indenture or to waive any past default;

•	release a guarantor from its obligations under its guarantee, other than in accordance with the terms thereof; or

•	modify our obligations to maintain an office or agency in New York City.

A modification that changes a covenant or provision expressly included solely for the benefit of holders of one or more particular series will not affect the rights of holders of debt securities of any other series.

Each Indenture provides that the obligor and U.S. Bank National Association, as trustee, may make modifications without the consent of the debt security holders in order to do the following:

•	evidence the assumption by a successor entity of the obligations of the obligor under the applicable Indenture;

•	convey security for the debt securities to U.S. Bank National Association;

•	add covenants, restrictions or conditions for the protection of the debt security holders;

•	provide for the issuance of debt securities in coupon or fully registered form;

•	establish the form or terms of debt securities of any series;

•	cure any ambiguity or correct any defect in an Indenture that does not adversely affect the interests of a holder;

•	evidence the appointment of a successor trustee or more than one trustee;

•	surrender any right or power conferred upon us;

•	comply with the requirements of the SEC in order to maintain the qualification of the applicable Indenture under the Trust Indenture Act of 1939, as amended;

•	add or modify any other provisions with respect to matters or questions arising under an Indenture that we and U.S. Bank National Association may deem necessary or desirable and that will not adversely affect the interests of holders of debt securities;

•	modify the existing covenants and events of default solely in respect of, or add new covenants or events of default that apply solely to, debt securities not yet issued and outstanding; or

•	to provide for guarantees of the debt securities and to specify the ranking of the obligations of the guarantors under their respective guarantees.

Events of Default

Under the Indentures, an event of default means, unless otherwise described in the prospectus supplement of any series, any one of the following:

•	failure to pay interest on a debt security for 30 days;

•	failure to pay principal and premium, if any, when due;

•	failure to pay or satisfy a sinking fund installment when due;

•	by Peabody Energy Corporation or by a guarantor of the debt securities to perform any other covenant in the applicable Indenture that continues for 60 days after receipt of notice;

•	certain events in bankruptcy, insolvency or reorganization; or

•	a guarantee being held in any judicial proceeding to be unenforceable or invalid.

An event of default relating to one series of debt securities does not necessarily constitute an event of default with respect to any other series issued under the applicable Indenture. If an event of default exists with respect to a series of debt securities, U.S. Bank National Association or the holders of at least 25% of the then-outstanding debt securities of that series may declare the principal of that series due and payable.

Any event of default with respect to a particular series of debt securities may be waived by the holders of a majority of the then-outstanding debt securities of that series, except for a failure to pay principal premium or interest on the debt security.

U.S. Bank National Association may withhold notice to the holder of the debt securities of any default (except in payment of principal, premium, interest or sinking fund payment) if U.S. Bank National Association thinks that withholding such notice is in the interest of the holders.

Subject to the specific duties that arise under the applicable Indenture if an event of default exists, U.S. Bank National Association is not obligated to exercise any of its rights or powers under the applicable Indenture at the request of the holders of the debt securities unless they provide reasonable indemnity satisfactory to it. Generally, the holders of a majority of the then-outstanding debt securities can direct the proceeding for a remedy available to U.S. Bank National Association or for exercising any power conferred on U.S. Bank National Association as the trustee.

Trustee’s Relationship

U.S. Bank National Association or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of its business. The Indentures provide that we will indemnify U.S. Bank National Association against any and all loss, liability, claim, damage or expense incurred that arises from the trust created by the applicable Indenture unless the loss, liability, claim, damage or expense results from U.S. Bank National Association’s negligence or willful misconduct.

Global Securities

We may issue some of the debt securities as global securities that will be deposited with a depository identified in a prospectus supplement. Global securities may be issued in registered form and may be either temporary or permanent. A prospectus supplement will contain additional information about depository arrangements.

Registered global securities will be registered in the depository’s name or in the name of its nominee. When we issue a global security, the depository will credit that amount of debt securities to the investors that have accounts with the depository or its nominee. The underwriters or the debt security holder’s agent will designate the accounts to be credited, unless the debt securities are offered and sold directly by us, in which case, we will designate the appropriate account to be credited.

Investors who have accounts with a depository, and people who have an interest in those institutions, are the beneficial owners of global securities held by that particular depository.

We will not maintain records regarding ownership or the transfer of global securities held by a depository or to nominee. If you are the beneficial owner of global securities held by a depository, you must get information directly from the depository.

As long as a depository is the registered owner of a global security, that depository will be considered the sole owner of the debt securities represented by that global security. Except as set forth below, beneficial owners of global securities held by a depository will not be entitled to:

•	register the represented debt securities in their names;

•	receive physical delivery of the debt securities; or

•	be considered the owners or holders of the global security under the applicable Indenture.

Payments on debt securities registered in the name of a depository or its nominee will be made to the depositary or its nominee.

When a depository receives a payment, it must immediately credit the accounts in amounts proportionate to the account holders’ interests in the global security. The beneficial owners of a global security should, and are expected to, establish standing instructions and customary practices with their investors that have an account with the depository, so that payments can be made with regard to securities beneficially held for them, much like securities held for the accounts of customers in bearer form or registered in “street name.”

A global security can only be transferred in whole by the depository to a nominee of such depository or to another nominee of a depository. If a depository is unwilling or unable to continue as a depository and we do not appoint a successor depository within ninety days, we will issue certificated debt securities in exchange for all of the global securities held by that depository. In addition, we may eliminate all global securities at any time and issue certificated debt securities in exchange for them. Further, we may allow a depository to surrender a global security in exchange for certificated debt securities on any terms that are acceptable to us and the depository. Finally, an interest in the global security is exchangeable for a certificated debt security if an event of default has occurred as described above under “Events of Default.”

If any of these events occur, we will execute, and U.S. Bank National Association will authenticate and deliver to the beneficial owners of the global security in question, a new registered security in an amount equal to and in exchange for that person’s beneficial interest in the exchange global security. The depository will receive a new global security in an amount equal to the difference, if any, between the amount of the surrendered global security and the amount of debt securities delivered to the beneficial owners. Debt securities issued in exchange for global securities will be registered in the same names and in the same denominations as indicated by the depository’s records and in accordance with the instructions from its direct and indirect participants.

The laws of certain jurisdictions require some people who purchase securities to actually take physical possession of those securities. The limitations imposed by these laws may impair your ability to transfer your beneficial interests in a global security.

Conversion Rights

The terms and conditions, if any, upon which the debt securities are convertible into shares of our common stock will be set forth in the prospectus supplement relating thereto. These terms will include the conversion price, the conversion period, provisions as to whether conversion will be at the option of the Holder or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of those debt securities.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of (1) 800 million shares of common stock, par value $0.01 per share, of which 264.5 million shares were outstanding on March 31, 2006, (2) 10 million shares of preferred stock, par value $0.01 per share (1.5 million of which are reserved for Series A Junior Participating Preferred Stock), of which no shares are issued or outstanding, (3) 40 million shares of series common stock, par value $0.01 per share, of which no shares are issued or outstanding and (4) 1.5 million shares of Series A Junior Participating Preferred Stock of which no shares are issued or outstanding. As of March 31, 2006, there were 744 holders of record of our common stock. The following description of our capital stock and related matters is qualified in its entirety by reference to our certificate of incorporation and by-laws.

The following summary describes elements of our certificate of incorporation and by-laws.

Common Stock

Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and vote together, as one class, with the holders of our Series A Junior Participating Preferred Stock. The holders of common stock do not have cumulative voting rights in the election of directors. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock or series common stock, as described below. Upon liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of the assets, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock or series common stock. The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock.

Series A Junior Participating Preferred Stock

Holders of shares of Series A Junior Participating Preferred Stock (“Series A Preferred Stock”) are entitled to receive quarterly dividend payments equal to the greater of $1.00 per share or 400 times the per share dividend declared on our common stock. Holders of Series A Preferred Stock are entitled to 400 votes per share on all matters to be voted upon by the stockholders and vote together, as one class, with the holders of common stock. Upon liquidation, dissolution or winding up, holders of our Series A Preferred Stock are entitled to a liquidation preference of $100 per share plus all accrued and unpaid dividends and distributions on the Series A Preferred Stock or 400 times the amount to be distributed per share on our common stock, whichever is greater. Liquidation distributions will be made ratably with all shares ranking on parity with the Series A Preferred Stock. In the event of any merger, consolidation, combination or other transaction in which shares of our common stock are exchanged for other securities, cash or property, each share of the Series A Preferred Stock will be exchanged for 400 times the amount received per share on our common stock. Each of these rights of our Series A Preferred Stock is protected by customary anti-dilution provisions. The Series A Preferred Stock is not redeemable and it will rank junior to any other series of our preferred stock with respect to the payment of dividends and the distribution of assets.

Preferred Stock and Series Common Stock

Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock or series common stock. With respect to any series of preferred stock or series common stock, our board of directors is authorized to determine the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock or series common stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Unless required by law or by any stock exchange, the authorized shares of preferred stock and series common stock, as well as shares of common stock, are available for issuance without further action by our stockholders.

Although we have no intention at the present time of doing so, we could issue a series of preferred stock or series common stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. We will make any determination to issue preferred stock or series common stock based on our judgment as to the best interests of the company and our stockholders. We, in so acting, could issue preferred stock or series common stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of stockholders might believe to be in their best interests or in which they might receive a premium for their common stock over the market price of the common stock.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock, preferred stock or series common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-laws

Delaware Law

Our company is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested shareholder” is a person who together with that person’s affiliates and associates owns, or within the previous three years did own, 15% or more of our voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Certificate of Incorporation; By-laws

Our certificate of incorporation and by-laws contain provisions that could make more difficult the acquisition of the company by means of a tender offer, a proxy contest or otherwise.

Classified Board.  Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation provides that, subject to any rights of holders of preferred stock or series common stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in our by-laws. Our certificate of incorporation and by-laws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board, but must consist of not less than three directors. In addition, our certificate of incorporation provides that, subject to any rights of holders of preferred stock or series common stock and unless the board otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum.

Removal of Directors.  Under Delaware General Corporation Law, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. In addition, our certificate of incorporation and by-laws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

Stockholder Action.  Our certificate of incorporation and by-laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting. Our certificate of incorporation and by-laws provide that special meetings of stockholders can be called only by our chief executive officer or pursuant to a resolution adopted by our board of directors.

Stockholders are not permitted to call a special meeting or to require that the board of directors call a special meeting of stockholders.

Advance Notice Procedures.  Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of our stockholders. This notice procedure provides that only persons who are nominated by, or at the direction of our board of directors, the chairman of the board, or by a stockholder who has given timely written notice to the secretary of our company prior to the meeting at which directors are to be elected, will be eligible for election as directors. This procedure also requires that, in order to raise matters at an annual or special meeting, those matters be raised before the meeting pursuant to the notice of meeting we deliver or by, or at the direction of, our chairman or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of our company of his intention to raise those matters at the annual meeting. If our chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.

Amendment.  Our certificate of incorporation provides that the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares entitled to vote, voting together as a single class, is required to amend provisions of our certificate of incorporation relating to the prohibition of stockholder action without a meeting, the number, election and term of our directors and the removal of directors. Our certificate of incorporation further provides that our by-laws may be amended by our board or by the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote, voting together as a single class.

Rights Agreement

On July 23, 2002, our board of directors adopted a preferred share purchase rights plan. In connection with the rights plan, our board of directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock. The rights dividend was paid on August 12, 2002 to the stockholders of record on that date.

Purchase Price.  Each right entitles the registered holder to purchase from us one quarter of one one-hundredth of a share of our Series A Junior Participating Preferred Stock, or preferred shares, par value $0.01 per share, at a price of $27.50 per one quarter of one one-hundredth of a preferred share, subject to adjustment.

Flip-In.  In the event that any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of our outstanding common stock, each holder of a right, other than rights beneficially owned by the acquiring person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of our common stock having a market value of two times the exercise price of the right.

Flip-Over.  If we are acquired in a merger or other business combination transaction, or 50% or more of our consolidated assets or earning power are sold after a person or group acquires beneficial ownership of 15% or more of our outstanding common stock, each holder of a right (other than rights beneficially owned by the acquiring person, which will be void) will thereafter have the right to receive that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

Distribution Date.  The distribution date is the earlier of:

(1) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of our outstanding common stock; or

(2) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons acquires beneficial ownership of 15% or more of our outstanding common stock) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common stock.

Transfer and Detachment.  Until the distribution date, the rights will be evidenced either by book entry in our direct registration system or, with respect to any of our common stock certificates outstanding as of August 12, 2002, by such common stock certificate with a copy of the Summary of Rights attached thereto. Until the distribution date (or earlier redemption or expiration of the rights), the rights will be transferred with and only with the common stock, and transfer of those shares will also constitute transfer of the rights.

As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of our common stock as of the close of business on the distribution date and the separate certificates evidencing the rights alone will thereafter evidence the rights.

Exercisability.  The rights are not exercisable until the distribution date. The rights will expire at the earliest of (1) August 11, 2012, unless that date is extended, (2) the time at which we redeem the rights, as described below, or (3) the time at which we exchange the rights, as described below.

Adjustments.  The purchase price payable, and the number of preferred shares or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to the preferred shares. The number of outstanding rights and the number of one quarter of one one-hundredths of a preferred share issuable upon exercise of each right are also subject to adjustment if, prior to the distribution date, there is a stock split of our common stock or a stock dividend on our common stock payable in common stock or subdivisions, consolidations or combinations of our common stock.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional preferred shares will be issued (other than fractions which are integral multiples of one quarter of one one-hundredth of a preferred share, which may, at our election, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the preferred shares on the last trading day prior to the date of exercise.

Preferred Shares.  Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 400 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 400 times the payment made per share of common stock. Each preferred share will have 400 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each preferred share will be entitled to receive 400 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions.

The value of the one quarter of one one-hundredth interest in a preferred share purchasable upon exercise of each right should, because of the nature of the preferred shares’ dividend, liquidation and voting rights, approximate the value of one share of our common stock.

Exchange.  At any time after any person or group acquiring beneficial ownership of 15% or more of our outstanding common stock, and prior to the acquisition by such person or group of beneficial ownership of 50% or more of our outstanding common stock, our board of directors may exchange the rights (other than rights owned by the acquiring person, which will have become void), in whole or in part, at an exchange ratio of one share of our common stock, or one quarter of one one-hundredth of a preferred share (subject to adjustment).

Redemption.  At any time prior to any person or group acquiring beneficial ownership of 15% or more of our outstanding common stock, our board of directors may redeem the rights in whole, but not in part, at a price of $0.001 per right. The redemption of the rights may be made effective at such time on such basis with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Amendments.  The terms of the rights may be amended by our board of directors without the consent of the holders of the rights, including an amendment to lower certain thresholds described above to not less than the greater of (1) the sum of .001% and the largest percentage of our outstanding common stock then known to us to be beneficially owned by any person or group of affiliated or associated persons and (2) 10%, except that from and after such time as any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of our outstanding common stock, no such amendment may adversely affect the interests of the holders of the rights.

Rights and Holders.  Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.

Anti-takeover Effects.  The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors, except pursuant to any offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by our board of directors since the rights may be redeemed by us at the redemption price prior to the time that a person or group has acquired beneficial ownership of 15% or more of our common stock.

Registrar and Transfer Agent

The registrar and transfer agent for the common stock is American Stock Transfer & Trust Company.

Listing

The common stock is listed on the New York Stock Exchange under the symbol “BTU.”

DESCRIPTION OF WARRANTS

The following description of the warrant agreements summarizes certain general terms that will apply to the warrants that we may offer. The description is not complete, and we refer you to the warrant agreements, which will be filed with the SEC promptly after the offering of any warrants and will be available as described under the heading “Incorporation of Certain Documents by Reference” in this prospectus.

We may issue warrants to purchase debt securities, common stock, preferred stock or other securities. We may issue warrants independently or as part of a unit with other securities. Warrants sold with other securities as a unit may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the applicable prospectus supplement.

The prospectus supplement relating to any warrants we are offering will include specific terms relating to the offering, including a description of any other securities sold together with the warrants. These terms will include some or all of the following:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•	the price or prices at which the warrants will be issued;

•	the currency or currencies, including composite currencies, in which the prices of the warrants may be payable;

•	the designation, number and terms of the debt securities, common stock, preferred stock or other securities or rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices, purchasable upon exercise of the warrants and procedures by which those numbers may be adjusted; the exercise price of the warrants and the currency or currencies, including composite currencies, in which such price is payable;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued as a unit;

•	if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time;

•	any terms relating to the modification of the warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the transferability, exchange, exercise or redemption of the warrants.

Warrants issued for securities other than our debt securities, common stock or preferred stock will not be exercisable until at least one year from the date of sale of the warrant.

DESCRIPTION OF UNITS

The following descriptions of the units and any applicable underlying security or pledge or depository arrangements summarizes certain general terms that will apply to the applicable agreements. These descriptions do not restate those agreements in their entirety. We urge you to read the applicable agreements because they, and not the summaries, define your rights as holders of the units. We will make copies of the relevant agreements available as described under the heading “Incorporation of Certain Documents by Reference” in this prospectus.

As specified in the applicable prospectus supplement, we may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The prospectus supplement will describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances the securities comprising the units may be held or transferred separately;

•	a description of the terms of any unit agreement governing the units;

•	a description of the provisions for the payment, settlement, transfer or exchange of the units; and

•	whether the units will be issued in fully registered or global form.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus:

•	to or through underwriting syndicates represented by managing underwriters;

•	through one or more underwriters without a syndicate for them to offer and sell to the public;

•	through dealers or agents; or

•	to one or more purchasers directly.

The applicable prospectus supplement will describe that offering, including:

•	the name or names of any underwriters, dealers or agents involved in the sale of the offered securities;

•	the purchase price and the proceeds to us from that sale;

•	any underwriting discounts, commissions agents’ fees and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the offered securities may be listed.

If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the offered securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered through an underwriting syndicate represented by many underwriters. The obligations of the underwriters to purchase the offered securities will be subject to certain conditions. The underwriters will be obligated to purchase all of the offered securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The offered securities may be sold directly by us or through agents. Any agent will be named, and any commissions payable to that agent will be set forth in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis.

We may authorize agents, underwriters or dealers to solicit offers by specified institutions to purchase securities offered by this prospectus pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement. The prospectus supplement will set forth the commission payable for soliciting such contracts.

We may agree to indemnify underwriters, dealers or agents against certain civil liabilities, including liabilities under the Securities Act, and may also agree to contribute to payments which the underwriters, dealers or agents may be required to make.

LEGAL MATTERS

The validity of each of the securities offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements of Peabody Energy Corporation incorporated by reference in Peabody Energy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005 (including schedules appearing therein), and Peabody Energy Corporation’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included and incorporated by reference therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included and incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission, or SEC. You may access and read our SEC filings, through the SEC’s Internet site at www.sec.gov. This site contains reports and other information that we file electronically with the SEC. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public on our website at http://www.peabodyenergy.com. Information contained on our website is not part of this prospectus or any prospectus supplement. In addition, reports, proxy statements and other information concerning us may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information presented in the registration statement and its exhibits and schedules. Our descriptions in this prospectus of the provisions of documents filed as exhibits to the registration statement or otherwise filed with the SEC are only summaries of the terms of those documents that we consider material. If you want a complete description of the content of the documents, you should obtain the documents yourself by following the procedures described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus, which means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus.

We incorporate by reference our:

•	Annual report on Form 10-K for the year ended December 31, 2005, as filed on March 6, 2006 (as amended by the Form 10-K/A filed on March 7, 2006);

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, as filed on May 9, 2006;

•	Current Reports on Form 8-K filed with the SEC on May 10, 2006 and July 7, 2006; and

•	Form 8-A filed with the SEC on May 1, 2001, including any amendments or supplements thereto.

We are also incorporating by reference all other reports that we file in the future with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the date of the completion of this offering; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request copies of the filings, at no cost, by telephone at (314) 342-3400 or by mail at: Peabody Energy Corporation, 701 Market Street, Suite 700, St. Louis, Missouri 63101, attention: Investor Relations.